FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

Unibanco-Union of Brazilian Banks S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____   No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________]

The following documents are attached as exhibits:

Exhibit 1	Audited financial statements of Unibanco as of June 30, 2002 and for the six-month period then ended.
Exhibit 2	Unaudited financial statements of Unibanco as of June 30, 2002 and for the fiscal quarter then ended filed with the Comissão De Valores Mobiliários

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2002

UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.

By:______________________________

Name: Geraldo Travaglia Filho
Title: Executive Officer

By:______________________________

Name: Fernando Barreira Sotelino
Title: Wholesale Bank - Executive President

EXHIBIT I

UNIBANCO

Unibanco - União de Bancos Brasileiros S.A. and Unibanco - União de Bancos Brasileiros Consolidated

Individual and Consolidated Financial Statements for the Six-Month Periods Ended at June 30, 2002 and 2001 and Report of Independent Auditors

UNIBANCO

UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S/A AND
UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S/A AND SUBSIDIARY COMPANIES

MANAGEMENT REPORT – FIRST HALF OF 2002

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
MANAGEMENT REPORT - FIRST HALF OF 2002

1. To the Stockholders

Unibanco attained net income of R$475 million in the first half of 2002, a figure 10.2% greater than the results of the first half of 2001. These results were very positive, especially as they were achieved in a fairly unfavorable environment, influenced by the high volatility of the markets.

Contributed to this result strict cost control coupled with the success of the organic growth program, which achieved the figure of 1.5 million customers since October 2000, of which 905,000 in the last 12 months, with important impacts on revenues.

Maintaining its four-business structure (Retail Bank, Wholesale Bank, Insurance and Wealth Management), Unibanco implemented important changes in its organizational structure during the first half of the year, with a view to greater strategic alignment, synergies and cost effectiveness. The Capitalization Company was integrated into the structure of the Retail Bank, whereas the Private Bank, together with Unibanco Asset Management, made up a new unit named Wealth Management.

Below, we present a brief macroeconomic comment and Unibanco's main results and highlights during this half-year.

2. Macroeconomic Environment

The analysis of Brazil's main economic variables reveals that the economy underwent different situations during the last few months. The improved levels of confidence among businesses and consumers with the end of power rationing, coupled with the reduction of the Selic interest rate in February, were the main factors contributing to the gradual strengthening of the economy in the first quarter. Despite the recovery, Brazil's GDP fell by 0.7% relative to the same period last year.

On the external front, the perception that the fundamental aspects of the Brazilian economy were sounder and very different from Argentina's was essential for the Brazil risk to drop, in March, to the level of 700 base points above the US Treasury interest rate, whereas the exchange rate remained stable, at some R$2.30/US$.

In the second quarter, the deterioration of the international environment (the adjustment process of the US stock market in focus) and doubts regarding the economic policy of Brazil's next government, caused a greater foreign investors' aversion to risk. Brazil's risk level increased substantially and the exchange rate depreciated considerably, leading to the deterioration of expectations and an increase in future interest rates. The *real* stood at R$2.84/US$ at the end of June, having devalued by 22.4% during the first half of the year.

Inflation, as measured by the IPCA consumer price index, receded more sluggishly than expected and reached 2.9% during the first half of the year. The surge of inflationary pressure caused Brazil's Central Bank (Bacen) to put a stop to the process of reducing interest rates, initiated in February, with a view to maintaining inflation under control. Thus, the Selic interest rate, at the end of June, stood at the same level it had been at in March, 18.5% p.a. The maintenance of interest rates and credit delinquency at high levels affected the financial system's volume of credit, which rose by 4.8% in the quarter and 5.9% in the first six months of the year. Total credit granted by the private financial sector increased by 4.8% in the quarter and 4.0% in the first half of the year, whereas the public financial sector expanded its credit operations by 4.9% and 9.3%, respectively.

Brazil's external accounts posted a fairly positive performance in the first half of the year. The trade balance improved from a US$74 million deficit in the first semester of 2001 to a US$2.6 billion surplus in the same period in 2002.

3. Income, Stockholders' Equity and Dividends

Unibanco's net income during the first six months of the year reached R$475 million, 10.2% higher than the same period last year. Annualized return on average stockholders' equity was 16.0% for the first semester of 2002. Stockholders' equity on June 30, 2002 stood at R$ 6.3 billion, or a book value of R$45.20 per 1000 shares.

Earnings per 1000 shares were R$3.43 in the semester, 11.7% higher than the first half of 2001.

In July, Unibanco distributed R$160.0 million in dividends to its stockholders as an advance on the distribution of 2002 dividends. Such distribution represented a payout of 35.5% after setting aside 5% as legal reserve, above the 25% minimum payout required by the Brazilian Corporate Law and aligned with the bank's statutory payout of 35%.

4. Assets and Liabilities

Unibanco's consolidated total assets reached R$63.3 billion in June 2002, representing a 11.9% Y-o-Y increase. R$26.3 billion of Unibanco's assets were loans, R$19.1 billion were marketable securities and derivative financial instruments - issued primarily by the federal government - and R$4.5 billion were interbank investments.

The portfolio of marketable securities at amortized cost reached a total of R$19.4 billion in June 2002, being 39.2% in trading assets, 32.0% in securities available for sale and 28.8% in securities held to maturity, as explained in detail in the notes to the financial statements.

In June 2002, the R$26.3 billion total loan portfolio increased by 3.6% over the semester and 8.1% Y-o-Y.

Unibanco's overall funding reached R$69.9 billion, including R$20.1 billion in investment funds and funds under management as of June 30, 2002, up 12% over the past twelve months. The deposit balance rose 44% Y-o-Y, and by 13% in the first six months of the year. Demand deposits increased by 13%, savings accounts by 5% and time deposits by 17.5%, reaching balances of R$2.7 billion, R$5.0 billion and R$13.7 billion, respectively. Both time and demand deposits rose primarily because of the migration from investment funds in the second quarter, due to the change of the rules for fixed income funds. It is important to recall that, in the second quarter, when this change was implemented, the increase in deposits was 2.6 times greater than fund migration.

The Basel capital adequacy ratio, in accordance with Central Bank guidelines, stood at 13.4% in June 2002, against 14.4% in June 2001, above the minimum required. Unibanco issued subordinated debt amounting to US$200 million in April 2002, which was included in the bank's capital base as Tier II.

5. Performance Overview

The revenues from financial intermediation reached R$6.3 billion in the semester, up 28.1% vs. the same period last year. Expenses from financial intermediation, in turn, reached R$3.5 billion and provisions for loan losses totaled R$1.0 billion. The revenues and expenses on financial intermediation were mostly affected by the foreign exchange fluctuation. Results from financial intermediation before provisions for loan losses totaled R$2.8 billion, a growth of 14% from the first half of 2001. Adjusted financial margin, after the net effect on investments abroad was 11.3% in the semester, 10.6% above the same period last year.

Revenues from services rendered reached R$1.2 billion in the first half (vs. R$1.0 billion in the same period in 2001), reflecting the progress of revenues from banking fees and commissions – the result of the customer base increase and the greater activation ratio, as well as of greater product penetration per customer – and also of the favorable performance posted by the credit card segment (revenues 28.4% higher than those obtained in the first half of 2001).

Administrative and personnel expenses reached R$2.0 billion in the first half, vs. R$1.9 billion in the same period in 2001. The 9.2% increase was slightly higher than the inflation of the period (7.7%) and is justified by the increase in the customer base and by the September 2001 collective bargaining agreement. The efficiency ratio of 54.1% improved substantially from 57.5% posted in the first semester last year.

6. Retail Bank

Unibanco's distribution network reached the end of June 2002 with 1,435 points of sale, as follows: 802 branches, 448 corporate-site branches, 77 in-store branches and 108 Fininvest stores.

In the semester, Unibanco acquired 456,000 new bank accounts through the ContAtiva Program, this figure being 17% higher than first semester last year. Thus, the goal up to June 2002 was surpassed by 24.2%. Launched in October 2000, this program seeks to gain 1.8 million new customers whose monthly income is higher than R$1,000 for the service network under the Unibanco brand until December 2003. The initial goal should be performed almost one year ahead of schedule. Adding to this achievement the current base of customers, savings account holders and retirees at the end of the semester, the bank totals 5.5 million customers.

Thus, the Retail Bank ended the first semester of 2002 with a total of 12.8 million clients, including account holders, savings account holders, retirees, clients from Fininvest and from the other consumer finance companies. Retail loan portfolio ended the semester with R$10.7 billion, representing a moderate growth of 3.2% in twelve months, especially in overdrafts, consumer credit and personal loans. Retail bank's demand deposits and savings accounts, of R$6 billion, grew by 3.4% in the semester and 11.0% Y-o-Y.

An innovative strategy for expanding funding was implemented, the **Investment Gallery**, a concept that combines, in a single structure, all the institution's investment products and services.

In the credit card segment, **Credibanco - Cartão Unibanco** produced a net income of R$53 million for the half year, being R$36 million from the credit card business and R$17 million from Credibanco's business, with annualized ROAE of 36.7%. Further performance details follow:

R$ million

Financial Information	1S02	1S01	Change
Billings	2,133	1,812	18%
Average financed volume	364	289	26%
Net income (1)	53	36	48%
Business Information	**1S02**	**1S01**	**Change**
Total credit cards issued (thousands)	3,716	2,941	26%
Transactions (millions)	30	25	19%

(1) in 2001 includes Bandeirantes Adm. Cartões and Credibanco.

The growth in billings and average financed volume were due to the sector's good performance and to the bank's market share gains, which rose to 9.7%, up from 9.5%, according to data released by ABECS (the Brazilian Association of Credit Card and Service Companies).

Credicard and **Redecard**, affiliates also operating in the credit card segment, were ranked as the best company and the most profitable company, respectively, in EXAME magazine's 2001 issue of *Maiores e Melhores* (The Largest and Best Companies).

In the consumer finance segment, the partnerships and strategic alliances that Unibanco established last year generated good returns in the first six months of the year, with the companies adopting more prudent credit granting policies, due to the deterioration of the macroeconomic enviroment.

The main highlights are:

- **Fininvest** contributed R$27 million to Unibanco's bottom line in the semester, representing a 25.5% annualized ROAE. The company ended of the period with 1.2 billion in loans, 3.6 million active clients and 108 stores in the country's main markets.
- The **LuizaCred** consumer finance company, Fininvest subsidiary resulting from the Magazine Luiza partnership reached R$5.7 million in net income in 1S02 and annualized ROAE of 46.6% and R$156 million in loans. Magazine Luiza had 3.6 million clients, of which 941,000 are active.
- The **Investcred Unibanco bank,** joint venture with Globex - Ponto Frio, closed the semester with net income of R$8.2 million and annualized ROAE of 14.9%. The loan portfolio totaled R$575 million and the number of active customers reached 2.8 million.
- **Banco Dibens,** an association with the Verdi Group targeting the financing of vehicles, posted net income of R$18 million in the semester, with annualized ROAE of 22.9%. The bank ended the semester with a R$1.2 billion loan portfolio, and over 100,000 financing contracts.

Unibanco Capitalização's net income was R$22 million in the semester, presenting annualized ROAE of 16.7%. Gross revenues reached R$129 million in the semester, up 7.5% when compared to the same period last year.

Unibanco's marketing strategy was recognized through two **ADVB** (Brazilian Association of Marketing and Sales Executives) **Top of Marketing** awards, granted for the Unibanco.com and the new advertising campaign cases.

7. Wholesale Bank

The Wholesale Bank, which services 3,700 large and medium corporate clients, maintained leadership positions in the various markets it operates. Highlighted are:

Product	Ranking	Share %	Volume R$ million
Fixed Income Origination and Distribution	1st	20.0	1,000.0
BNDES Onlendings (Disbursements)	1st	10.7	561.5
BNDES-exim	1st	17.3	116.9

Sources: Anbid and BNDES

The Wholesale Bank reached the end of June 2002 with total loans of R$15.8 billion, up 8.9% from June 2001. The portfolio growth in the semester was mostly affected by the exchange rate fluctuation in the period. Loans in June 2001 consisted of 38.6% in foreign trade financing, 29.4% in BNDES (Brazilian Development Bank) onlendings and 32% in other loans.

In the semester, two important long-term operations were completed, strengthening Unibanco's balance sheet: in April 2002, the issuance of subordinated debt, amounting to US$200 million (R$578 million), with a 10-year-term, and in May 2002, the securitization of receivables amounting to US$400 million (R$1.1 billion), paying an investor rate of quarterly Libor plus 0.57%, with a 7-year-term.

Regarding Project Finance, two deals were concluded in the semester in the energy sector: one for the ETEP - Empresa Paraense de Transmissão de Energia S.A., a concessionaire for the implementation of a transmission line between Tucuruí and Vila do Conde substations in the state of Pará, and the other for the EATE – Empresa Amazonense de Transmissão de Energia S.A., which was completed employing BNDES funds totaling R$488.2 million for a 13-year term. In other sectors, Unibanco was also the Lead Manager of the syndicated loan, structured as project finance, employing BNDES funds totaling R$31.3 million for a 9-year term, for the expansion of the co-generation plant situated in the Equipav facilities, and as financial advisor in the financing operation for 400 grain-transporting railway cars for Ferronorte, amounting to R$62.4 million. 90% of this sum is financed by FINAME over a 5-year term.

8. Insurance and Private Pension Plans

The Insurance and Private Pensions Plans businesses posted a net income of R$129 million in the first half of the year, with a 52.2% growth vs. the same period last year and annualized ROAE of 22.1%. Gross revenues reached R$1.2 billion, 29.4% higher than the same period last year and above the market growth up to June of 13.7%. According to June sector data released by the Insurance regulatory body (SUSEP) and by the National Association of Private Pension Funds (ANAPP), Unibanco's insurance companies ranked 4th, with 6.8% of market share in terms of insurance and private pension plans.

Technical reserves under management reached R$2.4 billion at the end of the period, up 20.1% over the same period last year. The combined ratio of the insurance companies in the semester was 99.3%, vs. a projected market average of 104.5%. The company maintained its top ranking relative to its main competitors as regards this indicator. The same ratio, under a broader concept, which includes financial revenues from technical reserves, reached 82.3%.

As regards the sale of Corporate Plans, according to official statistics released by ANAPP concerning the first semester, Unibanco AIG Previdência headed the period's ranking in terms of sales, with a volume of R$179 million, 37% ahead of the runner-up. The company services approximately 502,000 individual customers and 770 corporate clients.

9. Wealth Management

The Wealth Management segment comprises the asset management and private banking business, thus benefiting from the synergies between the two areas.

Subsidiary Unibanco Asset Management – UAM ended June 2002 with R$20.1 billion in assets under management, up 5.3% from June 2001. In the first half of the year, the investment funds industry as a whole posted a volume reduction of approximately R$21 billion, which migrated to other types of investment as a result of the new mark-to-market rule for pricing the funds' portfolios. These changes had been originally scheduled to take place in September 2002, but Brazil's Central Bank anticipated their implementation to May 31, 2002. UAM had already adopted, since March of this year, the strategy of speeding up the process of marking its securities to market, and in spite of the industry losses, UAM maintained its 4.6% market share.

The Private Banking area, by the end of June 2002, reached R$8.6 billion in funds under management, up 18.8% in six months.

10. Technology and the Internet

The challenge for Information Technology is to implement projects designed to enhance the quality of services provided to customers while also reducing costs. In line with this objective, Unibanco expanded in 20% its data processing infrastructure this semester, and also established a new communication structure for the operations desk, speeding up the servicing of customers in the foreign exchange market, retail banking and wholesale banking segments and resulting in high availability of servicing and improvement in the quality of the system.

The user base of Unibanco's Internet Banking continued to grow. It reached 774,000 users, 26% above December 2001's 615,000 users. The number of transactions, in turn, reached 31.2 million, which represented a 35% growth relative to the first half of last year. Financial volume reached R$2.6 billion, 30% higher than that of the same period last year.

MANAGEMENT REPORT – FIRST HALF OF 2002

Unibanco implemented a new version of Internet Banking for corporations, making it easier for client companies to access products and services and offering new resources that allows for the gradual replacement of the old 30 Hours PC banking service. The new services enable the online connection of companies to products and services, such as receivables (collections, automatic control of checks), payables (suppliers and payroll), loans and financing, financial investments and insurance, reducing costs of customer service and integrating convenience to clients.

Brazilian Payments System (SPB)

Unibanco successfully began operating according to the New Brazilian Payments System (SPB – Sistema de Pagamentos Brasileiro) on April 22, 2002. One of the novelties that came along with the new SPB was the Available Electronic Transfer (Transferência Eletrônica Disponível - TED), a new electronic funds transfer mode. As a protective measure, the financial market agreed to initially increase the minimum amount of funds transfers in the new electronic mode to R$5 million (limit changed to R$1 million in May), thereby substantially reducing the number of operations when the new system was introduced. From July 29 this figure was reduced to R$5,000 making all the SPB functions fully available to customers. Unibanco monitored the subject from the very start and took active part in the discussions and work groups organized by the Central Bank and class entities concerning the restructuring of the SPB, including the development of the new clearings. Given the project's complexity, several areas were involved with total investment of R$18 million. Sales force employees were given specific training and lectures, besides institutional communication. As for customers, information was provided by means of account statements, explanatory booklets and dedicated publications, as well as through the bank's website and meetings with groups of corporate customers.

11. Unibanco Pessoas (Human Resources)

In 2002, the combination of hiring, developing and retaining talent continued to be the backbone of Unibanco's human resources objectives. The aggressive customer base growth, technological progress in all activities and the multiplicity of functions further increased the qualification requirements for Unibanco staff. At the end of the first semester, the group had 27,808 employees, vs. 29,704 in December 2001.

12. Risk Management

Market risks are assessed daily by an independent area, through collecting and mapping the positions of financial instruments (Commercial Bank and Trading portfolios) and by surveying market risk factors: interest rates, foreign exchange rates and the price of stocks and commodities, all of which are then processed according to the Value-at-Risk method.

Concerning Credit Risk Management, Unibanco develops portfolio management instruments capable of consolidating credit risks, capital requirements and the establishment of prudent limits, which provide management with greater assurance. Additionally, methodologies were included for the analysis of the rating models of the Wholesale Bank, and of the credit scoring of the Retail bank, checking adherence and simulating stress scenarios.

Meeting the international market's best practices requirements as well as domestic regulations of the Brazilian financial market, Unibanco implemented an Internal Controls System that is accessible to all the areas of the Conglomerate and available, since 2000, on the Intranet. This system provides a periodic evaluation whereby managers themselves, in conjunction with professionals from the risk area, identify their exposures and assess the effectiveness of the existing controls in their units.

13. Corporate Governance

Unibanco's senior administrative body is the Board of Directors, constituted by four members. Reporting to the Board are the executive directors, whose twenty members are elected annually by the Board. The Board of Directors establishes Unibanco's policies and strategies, which are then implemented by the executive directors. Along with the executive directors, other committees have been formed to integrate and oversee the Group's management structure. The main committees are: Policy and Strategy Committee (CPE) - formed by the four members of the Board of Directors, plus the Chief Financial Officer and the presidents of the Retail and Wholesale Banks – and Specific Committees such as Finance Committee, Audit Committee, Risk Committee, Ethics Committee, Money Laundering Prevention Committee, Retail and Wholesale Executive Committees, among others.

In July 2002, the Boards of Directors of Unibanco and of Unibanco Holdings formalized their Corporate Announcement Policy, as required by the new Brazilian Securities Commission (CVM) regulation ICVM 358/2002. The policy standardizes the internal procedures for releasing corporate announcement, making the Announcement Committee official. This committee is comprised of directors who are on the Boards of the two companies. The communication is centralized in the Investor Relations Directors, reiterating the relevance of their corporate role. For further details, the policy can be found in the Unibanco Investor Relations Site - www.unibanco.com, under Policies and Manuals.

14. Social Responsibility

All of Unibanco's activities geared toward adding value for the stockholder were carried out in the light of advanced concepts of social responsibility, with efforts concentrated in the fields of culture, education, healthcare, environment and volunteer work. The recognition of these efforts is found in some of the awards received in 2002: the **Social Responsibility Marketing Best** and the **SuperAção Social** (Social Surpassing) award.

In the first half of the year, Unibanco Ecologia opened five new environmental centers: Vitória, Recife, Florianópolis, Goiânia and Brasília. Non-for-profit entities from these cities also benefted from the donation of funds.

Unibanco made contributions during this semester to charitable institutions and entities in the fields of healthcare and education, including the Akatu Institute, the Abrinq Foundation (children), Santa Casa de Misericórdia (hospital), APAE -Poços de Caldas (disabled individuals), and the Association of the Friends of Muscular Dystrophy Sufferers (Ribeirão Preto/SP). In the cultural field, Unibanco, by means of Moreira Salles Institute and Unibanco Cinema Spaces, sponsored several events, of which the following stand out: Pierre Verger Foundation, and the movie films *"O Príncipe"* (The Prince) and "Netto perde sua alma" (Netto losts his soul)".

Closing Comments

Committed to our purpose of pursuing the sustained and balanced growth of the organization, we thank our customers for their trust and loyalty, for which we have tried to provide retribution in the form of ever-superior standards of servicing; our stockholders, for their support and trust in our management; and our employees and collaborators, who contributed a great deal toward the bank's substantial development and, finally, we maintain our strong belief in the country's development, for which we will always direct our activities.

São Paulo, August 2002

The Board of Directors
The Board of Executive Officers

Deloitte Touche Tohmatsu
Rua Bela Cintra, 881
01415-910 - São Paulo - SP
Brasil

Telefone : (11) 3150-1800
Fac-símile: (11) 3258-8456
www.deloitte.com.br

**Deloitte
Touche
Tohmatsu**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1. We have audited the balance sheets (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries as of June 30, 2002 and 2001, and the related statements of income, changes in stockholders' equity (Parent Company), and changes in financial position for the six-month periods then ended (all expressed in Brazilian reais). These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in Brazil which included: (a) planning of the engagement, considering the materiality of the balances, the volume of transactions and the accounting and internal control system of the Bank and its subsidiaries; (b) examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements; and (c) assessment of the accounting principles used and significant estimates adopted by management of the Bank and its subsidiaries, as well as the evaluation of the overall financial statement presentation.

3. The financial statements of the consolidated subsidiaries described in item 8 of the attachment of the Note 9, for the six-month periods ended June 30, 2002 and 2001, were audited by other independent auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts derived from these subsidiaries, is based solely on the reports of the other independents auditors.

4. In our opinion, based on our audits and the report of other independent auditors, the financial statements referred to in Paragraph 1 present fairly, in all material respects, the financial position
7 (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries as of June 30, 2002 and 2001, and the results of their operations, changes in stockholders' equity (Parent Company) and changes in their financial position for the six-month periods then ended, in conformity with accounting practices established by Brazilian Corporate Law and the Central Bank of Brazil.

5. Additionally, we have audited the statements of cash flows (Parent Company and Consolidated) for the six-month periods ended June 30, 2002 and 2001, presented in Note 19, applying the procedures described in Paragraph 2. These statements, not required by Brazilian Corporate Law, are designed to provide additional information. In our opinion, these statements present fairly, in all material respects, the cash flows (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries for the six-month periods ended June 30, 2002 and 2001, in conformity with Brazilian Accounting Practices.

6. As mentioned in Note 3c to the financial statements, the Bank has adopted the new criteria established by the Central Bank of Brazil for recording and evaluating marketable securities and derivative financial instruments.

7. These financial statements have been translated into English solely for the convenience of the readers.

São Paulo, August 12, 2002

DELOITTE TOUCHE TOHMATSU
Independent Auditors
CRC No. 2 SP 011,609/O-8

Ariovaldo Guello
Accountant
CRC No. 1 SP 070,483/O-4

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
BALANCE SHEETS AT JUNE 30, 2002 AND 2001
Amounts expressed in thousands of Reais

ASSETS	UNIBANCO 2002	UNIBANCO 2001	UNIBANCO CONSOLIDATED 2002	UNIBANCO CONSOLIDATED 2001
CURRENT ASSETS	**34,102,168**	**34,756,799**	**40,129,210**	**41,379,095**
CASH AND DUE FROM BANKS	**1,031,384**	**744,585**	**1,218,842**	**921,495**
SHORT-TERM INTERBANK INVESTMENTS	**7,324,797**	**7,374,057**	**4,481,681**	**7,336,597**
Securities purchased under resale agreements	1,308,592	4,767,663	1,313,294	4,874,438
Interbank deposits	5,996,522	2,593,416	3,148,449	2,102,979
Savings deposits	-	-	255	346,202
Foreign currency investments	19,683	12,978	19,683	12,978
MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**6,485,217**	**9,955,248**	**9,834,194**	**10,470,099**
Own portfolio	1,527,190	3,024,981	4,364,823	3,459,806
Subject to repurchase commitments	3,699,275	6,812,867	4,054,482	6,920,314
Linked to Brazilian Central Bank	587,318	20,550	648,467	24,200
Linked to guarantees rendered	570,146	15,903	620,457	16,035
Allowance for losses	-	(28,544)	-	(80,901)
Derivative financial instruments	101,288	109,491	145,965	130,645
INTERBANK ACCOUNTS	**2,580,580**	**2,552,443**	**2,689,960**	**3,064,141**
Payments and receipts pending settlement	1,211,581	1,293,579	1,244,917	1,488,678
Compulsory deposits:				
- Brazilian Central Bank	1,321,925	1,253,963	1,389,186	1,570,560
- National Housing System - SFH	4,061	4,322	4,061	4,322
- National Treasure - Rural credit	-	578	-	578
Interbank onlendings	43,013	-	43,013	-
Correspondent banks	-	1	8,783	3
INTERDEPARTMENTAL ACCOUNTS	**4,548**	**1,464**	**4,733**	**12,631**
Third-party funds in transit	2,707	851	2,891	1,213
Internal transfers of funds	1,841	613	1,842	11,418
LENDING OPERATIONS	**12,008,593**	**10,421,820**	**15,547,776**	**14,071,644**
Lending operations:				
- Public sector	30,622	781	30,622	781
- Private sector	12,794,930	11,027,640	16,858,905	15,325,721
Allowance for lending losses	(816,959)	(606,601)	(1,341,751)	(1,254,858)
LEASING OPERATIONS	**101**	**121**	**364,857**	**498,116**
Leasing operations:				
- Private sector	102	125	390,372	586,790
Allowance for leasing losses	(1)	(4)	(25,515)	(88,674)
OTHER CREDITS	**4,553,245**	**3,621,722**	**5,689,334**	**4,719,962**
Foreign exchange portfolio	3,710,428	2,448,971	3,718,959	2,451,265
Income receivable	311,989	211,014	137,727	81,741
Negotiation and intermediation of securities	73,210	920	382,437	226,583
Sundry	482,453	998,985	1,485,653	2,011,249
Allowance for other credits losses	(24,835)	(38,168)	(35,442)	(50,876)
OTHER ASSETS	**113,703**	**85,339**	**297,833**	**284,410**
Other assets	69,389	119,424	176,222	274,760
Allowance for other assets losses	(32,241)	(56,653)	(63,154)	(88,441)
Prepaid expenses	76,555	22,568	184,765	98,091

14

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
BALANCE SHEETS AT JUNE 30, 2002 AND 2001
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED	
ASSETS	2002	2001	2002	2001
LONG-TERM ASSETS	**15,677,946**	**8,274,372**	**19,690,936**	**11,887,304**
INTERBANK INVESTMENTS	**64,740**	**56,994**	**19,230**	**56,994**
Interbank deposits	64,740	56,994	19,230	56,994
MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**7,190,403**	**1,569,244**	**9,258,037**	**3,220,652**
Own portfolio	2,906,811	1,177,067	4,098,874	2,420,880
Subject to repurchase commitments	2,297,972	-	2,557,754	-
Linked to Brazilian Central Bank	1,500,606	-	1,692,999	-
Certificates of privatization	65	63	79	158
Linked to guarantees rendered	330,553	432,532	741,784	808,695
Allowance for losses	-	(48,726)	-	(61,026)
Derivative financial instruments	154,396	8,308	166,547	51,945
INTERBANK ACCOUNTS	**248,599**	**176,505**	**57,604**	**35,763**
Compulsory deposits:				
- National Housing System - SFH	57,604	35,763	57,604	35,763
Interbank onlendings	190,995	140,742	-	-
LENDING OPERATIONS	**6,173,336**	**5,307,433**	**6,587,702**	**5,805,082**
Lending operations:				
- Public sector	273,272	243,445	273,272	243,445
- Private sector	6,116,231	5,267,515	6,549,454	5,776,227
Allowance for lending losses	(216,167)	(203,527)	(235,024)	(214,590)
LEASING OPERATIONS	**-**	**2**	**244,409**	**278,187**
Leasing operations:				
- Private sector	-	2	266,577	306,785
Allowance for leasing losses	-	-	(22,168)	(28,598)
OTHER CREDITS	**1,978,083**	**1,143,420**	**3,475,741**	**2,449,432**
Receivables on guarantees honored	2,017	481	2,017	535
Foreign exchange portfolio	2,462	6,572	2,462	6,572
Income receivable	3,190	3,704	4,097	4,322
Negotiation and intermediation of securities	-	1,772	381	-
Sundry	1,971,999	1,131,926	3,476,250	2,454,496
Allowance for other credits losses	(1,585)	(1,035)	(9,466)	(16,493)
OTHER ASSETS	**22,785**	**20,774**	**48,213**	**41,194**
Prepaid expenses	22,785	20,774	48,213	41,194
PERMANENT ASSETS	**5,984,784**	**5,200,884**	**3,522,267**	**3,361,024**
INVESTMENTS	**5,128,839**	**4,567,170**	**1,712,891**	**1,621,282**
Investments in subsidiary and associated companies	**3,647,784**	**3,072,761**	**61,239**	**61,227**
-Local	2,386,330	2,730,530	44,659	61,227
-Foreign	1,261,454	342,231	16,580	-
Goodwill on acquisitions of subisidiary companies	1,438,422	1,468,893	1,496,276	1,443,527
Other investments	52,565	63,783	206,567	192,496
Allowance for losses	(9,932)	(38,267)	(51,191)	(75,968)
FIXED ASSETS	**448,183**	**348,563**	**1,161,967**	**1,249,343**
Land and buildings in use	166,298	146,828	814,161	919,307
Other fixed assets	682,680	517,609	1,098,606	1,134,542
Accumulated depreciation	(400,795)	(315,874)	(750,800)	(804,506)
DEFERRED CHARGES	**407,762**	**285,151**	**647,409**	**490,399**
Organization and expansion costs	810,923	630,566	1,211,208	1,076,864
Accumulated amortization	(403,161)	(345,415)	(563,799)	(586,465)
TOTAL	**55,764,898**	**48,232,055**	**63,342,413**	**56,627,423**

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
BALANCE SHEETS AT JUNE 30, 2002 AND 2001
Amounts expressed in thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	UNIBANCO		UNIBANCO CONSOLIDATED	
	2002	2001	2002	2001
CURRENT LIABILITIES	**33,655,830**	**32,118,592**	**38,403,580**	**37,556,330**
DEPOSITS	**12,783,910**	**8,069,081**	**14,239,637**	**10,816,160**
Demand deposits	2,035,139	1,690,068	2,714,259	2,290,309
Savings deposits	4,780,898	3,455,880	4,950,364	4,163,113
Interbank deposits	995,948	310,716	54,392	316,662
Time deposits	4,971,925	2,612,417	6,520,622	4,046,076
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	**6,311,355**	**11,008,746**	**6,833,071**	**10,937,479**
Own portfolio	5,513,230	6,622,021	6,061,856	6,718,837
Third parties portfolio	798,125	4,386,725	771,215	4,218,642
RESOURCES FROM SECURITIES ISSUED	**3,107,802**	**3,546,031**	**2,676,995**	**2,866,937**
Mortgage notes	437,228	440,403	445,177	442,972
Debentures	-	-	-	20,057
Securities abroad	2,670,574	3,105,628	2,231,818	2,403,908
INTERBANK ACCOUNTS	**1,170,215**	**1,139,417**	**1,254,080**	**1,385,102**
Receipts and payments pending settlement	1,130,588	1,111,707	1,171,427	1,339,547
Interbank onlendings	-	-	57,645	24,757
Correspondent banks	39,627	27,710	25,008	20,798
INTERDEPARTMENTAL ACCOUNTS	**361,241**	**270,838**	**361,978**	**286,155**
Third-party funds in transit	353,283	269,196	353,693	284,401
Internal transfers of funds	7,958	1,642	8,285	1,754
BORROWINGS	**4,935,271**	**4,717,083**	**5,083,961**	**4,866,338**
Borrowings in Brazil - governmental agencies	451	2,034	451	2,034
Borrowings in Brazil - other institutions	-	-	207,109	173,642
Foreign borrowings	4,934,820	4,715,049	4,876,401	4,690,662
ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	**1,269,016**	**940,422**	**1,366,248**	**1,064,104**
National Treasury	1,034	4,119	1,034	4,119
BNDES (National Economic Development Bank)	528,413	370,840	528,413	419,262
Finame (National Industrial Financing Authority)	739,569	565,463	836,801	640,723
DERIVATIVE FINANCIAL INSTRUMENTS	**219,347**	**210,515**	**222,048**	**197,651**
Derivative financial instruments	219,347	210,515	222,048	197,651
OTHER LIABILITIES	**3,497,673**	**2,216,459**	**6,365,562**	**5,136,404**
Collection of taxes and social contributions	190,770	144,859	191,982	175,318
Foreign exchange portfolio	1,968,880	723,233	1,984,853	725,541
Social and statutory	231,022	216,436	303,457	257,078
Taxes and social security	130,958	78,719	376,895	365,229
Negotiation and intermediation of securities	2,010	276,843	356,636	533,730
Accounts payable for purchase of assets	104,047	160,751	104,632	161,221
Technical provisions for insurance and capitalization plans	-	-	921,317	825,693
Subordinated debt	9,037	-	9,034	-
Sundry	860,949	615,618	2,116,756	2,092,594

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
BALANCE SHEETS AT JUNE 30, 2002 AND 2001
Amounts expressed in thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	UNIBANCO		UNIBANCO CONSOLIDATED	
	2002	2001	2002	2001
LONG-TERM LIABILITIES	**15,805,723**	**10,307,950**	**17,890,532**	**12,187,069**
DEPOSITS	**7,874,823**	**4,133,070**	**7,162,846**	**4,069,877**
Interbank deposits	8	45	6,938	826
Time deposits	7,874,815	4,133,025	7,155,908	4,069,051
RESOURCES FROM SECURITIES ISSUED	**1,127,783**	**1,836,503**	**1,282,583**	**1,440,906**
Mortgage notes	3,879	1,712	10,491	11,911
Securities abroad	1,123,904	1,834,791	1,272,092	1,428,995
INTERBANK ACCOUNTS	**-**	**-**	**-**	**11,525**
Interbank onlendings	-	-	-	11,525
BORROWINGS	**941,260**	**920,310**	**945,974**	**952,233**
Borrowings in Brazil - governmental agencies	1,035	4,778	1,035	4,778
Borrowings in Brazil - other institutions	-	-	-	5
Foreign borrowings	940,225	915,532	944,939	947,450
ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	**3,238,014**	**2,540,632**	**3,362,822**	**2,756,917**
National Treasury	73,836	34,880	73,836	34,880
BNDES (National Economic Development Bank)	2,205,657	1,776,635	2,205,657	1,906,617
Finame (National Industrial Financing Authority)	958,521	729,117	1,083,329	815,420
DERIVATIVE FINANCIAL INSTRUMENTS	**64,277**	**14,108**	**23,314**	**26,972**
Derivative financial instruments	64,277	14,108	23,314	26,972
OTHER LIABILITIES	**2,559,566**	**863,327**	**5,112,993**	**2,928,639**
Foreign exchange portfolio	2,319	3,658	2,319	3,658
Taxes and social security	366,477	316,696	919,233	792,878
Accounts payable for purchase of assets	60,827	148,635	60,827	148,635
Technical provisions for retirement plans	-	-	1,643,750	1,329,410
Subordinated debt	568,880	-	568,699	-
Sundry	1,561,063	394,338	1,918,165	654,058
DEFERRED INCOME	**41,466**	**17,713**	**97,241**	**61,332**
Deferred income	41,466	17,713	97,241	61,332
MINORITY INTEREST	**-**	**-**	**689,181**	**1,034,892**
STOCKHOLDERS' EQUITY	**6,261,879**	**5,787,800**	**6,261,879**	**5,787,800**
Capital	**3,690,602**	**3,386,274**	**3,690,602**	**3,386,274**
- Local residents	2,601,803	2,386,934	2,601,803	2,386,934
- Foreign residents	1,088,799	999,340	1,088,799	999,340
Capital reserves	157,895	157,553	157,895	157,553
Revaluation reserve on subsidiaries	3,897	5,323	3,897	5,323
Revenue reserves	2,707,592	2,242,817	2,707,592	2,242,817
Unrealized gains and losses - marketable securities and derivative financial instruments	(209,159)	-	(209,159)	-
Treasury stocks	(88,948)	(4,167)	(88,948)	(4,167)
STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	**-**	**-**	**6,951,060**	**6,822,692**
TOTAL	**55,764,898**	**48,232,055**	**63,342,413**	**56,627,423**

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED	
	2002	2001	2002	2001
REVENUE FROM FINANCIAL INTERMEDIATION	**4,330,441**	**3,009,491**	**6,356,328**	**4,962,271**
Lending operations	2,520,013	1,800,503	3,772,200	3,145,872
Leasing operations	-	(51)	73,050	106,965
Marketable securities	2,165,767	1,253,365	2,642,517	1,621,423
Derivative financial instruments	(449,130)	(124,909)	(242,308)	(44,087)
Foreign exchange transactions	62,093	62,816	67,862	65,512
Compulsory deposits	31,698	17,767	43,007	66,586
EXPENSES ON FINANCIAL INTERMEDIATION	**(3,473,354)**	**(2,353,643)**	**(4,576,400)**	**(3,322,966)**
Deposits and securities sold	(2,571,348)	(1,782,972)	(3,095,653)	(2,142,864)
Borrowings and onlendings	(401,352)	(277,871)	(450,680)	(365,230)
Provision for lending, leasing and other credits losses	(500,654)	(292,800)	(1,030,067)	(814,872)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**857,087**	**655,848**	**1,779,928**	**1,639,305**
OTHER OPERATING INCOME (EXPENSES)	**(358,828)**	**(267,116)**	**(1,078,020)**	**(1,056,820)**
Services rendered	599,775	460,810	1,233,706	1,036,617
Insurance, capitalization and retirement plans premiums	-	-	1,029,557	857,949
Changes in technical provisions for insurance, capitalization and retirement plans	-	-	(312,475)	(226,991)
Insurance claims	-	-	(351,844)	(278,497)
Private retirement plans benefits expenses	-	-	(198,431)	(193,291)
Selling, other insurance and private retirement plans expenses	-	-	(73,652)	(70,857)
Credit card selling expenses	-	-	(111,896)	(79,068)
Salaries, benefits, training and social security	(555,858)	(457,192)	(801,102)	(772,895)
Other administrative expenses	(756,821)	(591,553)	(1,256,306)	(1,110,589)
Financial transaction and other taxes	(121,631)	(82,911)	(309,564)	(256,561)
Equity in the results of subsidiary and associated companies	448,272	473,647	(10,886)	5,969
Other operating income	260,423	111,765	443,306	304,331
Other operating expenses	(232,988)	(181,682)	(358,433)	(272,937)
OPERATING INCOME	**498,259**	**388,732**	**701,908**	**582,485**
NON-OPERATING INCOME (EXPENSE), NET	**(12,759)**	**46,059**	**(7,079)**	**40,219**
INCOME BEFORE TAXES AND PROFIT SHARING	**485,500**	**434,791**	**694,829**	**622,704**
INCOME TAX AND SOCIAL CONTRIBUTION	**61,891**	**54,928**	**(49,223)**	**(65,020)**
Current	(62,341)	(11,793)	(223,594)	(167,401)
Deferred	124,232	66,721	174,371	102,381
PROFIT SHARING	**(72,211)**	**(59,019)**	**(100,971)**	**(80,168)**
Management	(3,528)	(2,178)	(5,554)	(4,349)
Employees	(68,683)	(56,841)	(95,417)	(75,819)
NET INCOME BEFORE MINORITY INTEREST	**475,180**	**430,700**	**544,635**	**477,516**
MINORITY INTEREST	**-**	**-**	**(69,455)**	**(46,816)**
NET INCOME	**475,180**	**430,700**	**475,180**	**430,700**
Number of outstanding shares (Note 14a)	138,546,812,212	140,328,646,079		
Net income per 1,000 shares (Note 14e) - R$	3.43	3.07		
Net equity per 1,000 shares - R$	45.20	41.24		

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30,2002 AND 2001
Amounts expressed in thousands of Reais

					Revenue reserves						
						Statutory		Unrealized gains and losses - marketable			
	Capital	Capital increase	Capital reserve	Revaluation reserve	Legal	Special dividends reserve	Other statutory reserves	securities and derivative financial instruments	Treasury stocks	Retained earnings	Total
At January 1, 2001	3,386,274	-	157,553	1,332	190,317	63,898	1,708,891		(4,167)	-	5,504,098
Prior year adjustments	-	-	-	-	-	-	-	-	-	5,371	5,371
Transference to reserve	-	-	-	-	-	-	1,219	-	-	(1,219)	-
Constitution of the revaluation reserve from subsidiary companies, not recorded in prior year	-	-	-	4,152	-	-	-	-	-	(4,152)	-
Realization of revaluation reserve of assets in subsidiary companies	-	-	-	(161)	-	-	-	-	-	-	(161)
Net income for the period	-	-	-	-	-	-	-	-	-	430,700	430,700
Constitution of reserves	-	-	-	-	21,535	-	256,957	-	-	(278,492)	-
Dividends proposed	-	-	-	-	-	-	-	-	-	(152,208)	(152,208)
At June 30, 2001	3,386,274	-	157,553	5,323	211,852	63,898	1,967,067	-	(4,167)	-	5,787,800
At January 1, 2001	3,386,274	304,328	157,740	5,124	223,814	63,898	2,017,983	-	(86,768)	-	6,072,393
Capital increase	304,328	(304,328)	-	-	-	-	-	-	-	-	-
Acquisitions of own stocks	-	-	-	-	-	-	-	-	(2,180)	-	(2,180)
Prior year adjustments											
.Unrealized gains and losses - marketable securities and derivative financial instruments	-	-	-	-	-	-	-	(9,483)	-	77,419	67,936
.Other	-	-	-	-	-	-	-	-	-	9,310	9,310
Realization of revaluation reserve of assets in subsidiary companies	-	-	-	(1,227)	-	-	-	-	-	-	(1,227)
Restatement of exchange membership certificates	-	-	155	-	-	-	-	-	-	-	155
.Unrealized gains and losses - marketable securities and derivative financial instruments	-	-	-	-	-	-	-	(199,676)	-	-	(199,676)
Net income for the period	-	-	-	-	-	-	-	-	-	475,180	475,180
Constitution of reserves	-	-	-	-	23,759	-	378,138	-	-	(401,897)	-
Dividends proposed	-	-	-	-	-	-	-	-	-	(160,012)	(160,012)
At June 30, 2002	3,690,602	-	157,895	3,897	247,573	63,898	2,396,121	(209,159)	(88,948)	-	6,261,879

DIVIDENDS AND INTEREST ON OWN CAPITAL PER 1,000 SHARES OF CAPITAL (Note 14b)

	2002	2001
On common shares: R$	1.1047	1.0368
On preferred shares: R$	1.2152	1.1405

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED	
	2002	2001	2002	2001
FINANCIAL RESOURCES WERE PROVIDED BY:	**9,310,107**	**7,667,472**	**10,430,666**	**6,247,059**
NET INCOME FOR THE PERIOD	**475,180**	**430,700**	**475,180**	**430,700**
ADJUSTMENTS TO NET INCOME	**(529,539)**	**(418,753)**	**202,949**	**176,661**
Depreciation and amortization	94,043	72,958	164,816	150,356
Amortization of goodwill, net of negative goodwill on acquisition of subsidiaries	46,544	34,495	45,052	36,673
Exchange gains on foreign investments	(216,440)	(44,736)	-	-
Provision for losses on investments	3,839	-	4,205	1,441
Equity in the results of subsidiary and associated companies	(448,272)	(473,647)	10,886	(5,969)
Reversal of provision for other assets losses	(9,253)	(7,823)	(22,010)	(5,840)
CHANGE IN DEFERRED INCOME	**29,456**	**552**	**44,623**	**-**
PRIOR YEAR ADJUSTMENTS	**77,246**	**5,371**	**77,246**	**5,371**
CHANGE IN MINORITY INTEREST	**-**	**-**	**-**	**106,010**
THIRD PARTY FUNDS:				
INCREASE IN LIABILITIES	**8,570,149**	**6,398,424**	**9,090,447**	**4,969,788**
Deposits	2,812,459	594,927	2,470,672	1,535,671
Securities sold under repurchase agreements	-	826,952	-	714,723
Resources from securities issued	-	1,530,355	662,504	-
Interbank and interdepartmental accounts	1,239,618	1,039,213	1,298,362	1,242,761
Borrowings and onlendings in Brazil - governmental agencies	1,058,958	1,971,051	1,008,293	1,476,633
Derivative financial instruments	201,158	-	101,911	-
Other liabilities	3,257,956	435,926	3,548,705	-
DECREASE IN ASSETS	**10**	**282,170**	**287,990**	**449,214**
Interbank investments	-	-	196,847	-
Leasing operations	10	26	91,143	46,544
Other credits	-	282,144	-	402,670
SALE OF ASSETS AND INVESTMENTS	**83,284**	**167,289**	**252,085**	**109,315**
Foreclosed assets	45,218	31,744	104,597	62,660
Investments	36,532	116,878	34,550	18,763
Fixed assets	1,534	18,667	112,938	27,892
DIVIDENDS AND INTEREST ON OWN CAPITAL RECEIVED/PROPOSED FROM SUBSIDIARY AND ASSOCIATED COMPANIES	**604,321**	**801,719**	**146**	**-**

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED	
	2002	2001	2002	2001
FINANCIAL RESOURCES WERE USED FOR :	**9,116,434**	**7,224,016**	**10,205,063**	**5,853,955**
DIVIDENDS PROPOSED/DISTRIBUTED	**160,012**	**152,208**	**160,012**	**152,208**
UNREAILIZED GAINS AND LOSSES - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**199,676**	**-**	**199,676**	**-**
ACQUISITION OF OWN STOCKS	**2,180**	**-**	**2,180**	**-**
CHANGE IN DEFERRED INCOME	**-**	**-**	**-**	**7,084**
CHANGE IN MINORITY INTEREST	**-**	**-**	**344,451**	**-**
INVESTMENTS IN:	**94,026**	**171,603**	**284,157**	**190,588**
Foreclosed assets	20,308	10,491	43,641	40,017
Goodwill on acquisition of subsidiaries	-	-	53,734	10,940
Investments	29,669	114,686	61,340	10,191
Fixed assets	44,049	46,426	125,442	127,385
Leased fixed assets	-	-	-	2,055
DEFERRED CHARGES	**70,593**	**61,567**	**91,449**	**109,103**
INCREASE IN ASSETS	**6,425,991**	**6,838,638**	**7,869,003**	**5,179,845**
Interbank investments	1,833,582	860,093	-	256,898
Marketable securities and derivative instruments	35,563	1,331,812	3,292,652	575,750
Interbank and interdepartmental accounts	1,166,183	1,500,797	1,145,051	1,630,485
Lending operations	982,214	3,122,265	635,051	2,683,551
Other credits	2,370,301	-	2,737,937	-
Other assets	38,148	23,671	58,312	33,161
DECREASE IN LIABILITIES	**2,163,956**	**-**	**1,254,135**	**215,127**
Securities sold under repurchase agreements	1,607,063	-	1,254,135	-
Resources from securities issued	556,893	-	-	120,573
Other liabilities	-	-	-	94,554
INCREASE IN CASH AND DUE FROM BANKS	**193,673**	**443,456**	**225,603**	**393,104**
CHANGES IN FINANCIAL POSITION				
Cash and due from banks				
At the beginning of the period	837,711	301,129	993,239	528,391
At the end of the period	1,031,384	744,585	1,218,842	921,495
INCREASE IN CASH AND DUE FROM BANKS	**193,673**	**443,456**	**225,603**	**393,104**

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(Amounts expressed in thousands of reais unless otherwise indicated)

1. Operations

The consolidated operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, besides the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives, principally, related to insurance, credit card operations, capitalization plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its subsidiaries (Unibanco Consolidated), which comprise the accounts of Unibanco – União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries, and its jointly controlled companies, as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities and Exchange Commission (CVM). Intercompany investments, balances, income and expenses, as well as intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction 247/96, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

- income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;
- the effects of the provisions to adjust the assets to market or realizable values;
- the adjustments to the insurance, capitalization and retirement plans technical reserves;
- the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
- the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
- the provision for social contribution calculated atthe rate of 9% on the adjusted income before income tax;
- tax credits calculated on temporary differences between book value and tax amounts and on tax losses; and
- profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and decreased by the related unearned income and/or allowances for losses, except for the marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented since the first semester of 2002, as stated in Note 3 (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover possible future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

The Brazilian Central Bank has established new rules for the recording and valuation of marketable securities and derivative financial instruments, which effects are recognized in the financial statements for the six-month period ended June 30, 2002.

Marketable securities

According to Brazilian Central Bank Circular 3068 issued on November 8, 2001 and supplemental regulation, marketable securities must be classify into one of three categories, based on the intent to negotiate on the acquisition date (during the implementation of the new rule, the bank has adopted transitional criteria), and accounted for as follow:

- Trading securities – marketable securities acquired for trading purpose – they are stated at cost plus, accrued interest and adjusted to their fair values and unrealized gains and losses are recognized in current operations.

- Securities available for sale – marketable securities acquired as part of the Unibanco strategy for the risk management of interest rates, they could be negotiated as a result of the changes in the interest rates, for changes in payments conditions or other factors. They are stated at cost plus accrued interest, and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders' equity, net of applicable taxes, in "Unrealized gains and losses – marketable securities and derivative financial instruments". The realized gains and losses are recognized based on the applicable trade date in a contra account in stockholders' equity item.

- Securities held to maturity – marketable securities that there is intention and financial ability to retain them until the maturity. They are carried at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

According to Brazilian Central Bank Circular 3082 issued on January 30, 2002 and the supplemental regulation, the derivative financial instruments are classified based on Unibanco's intent at trade date for hedging or non-hedging purpose.

- Transactions involving derivative financial instruments to meet customer needs or for own purpose that did not meet hedging accounting criteria established by the Central Bank, primary derivatives used to manage the global exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

- Derivative financial instruments designed for hedging or to modify characteristics of assets or liabilities and (i) highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

  - Fair value hedge. The financial assets and liabilities and the related derivative financial instruments are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

  - Cash flow hedge. The effective hedge portion of financial assets and liabilities is accounted for at fair value and unrealized gains and losses recorded as a separate component of stockholders' equity, net of applicable taxes, in "Unrealized gains and losses – marketable securities and derivative financial instruments". The non-effective hedge portion is recognized currently in earnings.

(Amounts expressed in thousands of reais unless otherwise indicated)

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. In 2002, the effects in subsidiaries and associated companies resulted from the new rules to recorded and valuation of marketable securities and derivative financial instruments, as mentioned in Note 3 (c) were recognized in Unibanco as "Unrealized gains and losses – marketable securities and derivative financial instruments and "Retained earnings", so as to maintain the original record made by the subsidiaries and associated companies.

Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge which are presented since the first semester of 2002, as per Note 3 (c).

4. Marketable Securities

(a) Trading assets

				2002
	Unibanco		Unibanco Consolidated	
Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	**4,850,363**	**4,635,925**	**6,447,540**	**6,197,168**
Financial treasury bills	45,694	45,659	788,619	786,592
Treasury bills	2,134,774	2,109,537	2,361,274	2,336,032
Central bank notes	2,138,199	1,992,893	2,328,387	2,177,066
Treasury notes	531,696	487,836	969,249	897,467
Other	-	-	11	11
Opened mutual funds (1)	**186**	**186**	**968,345**	**968,345**
Other	**-**	**-**	**193,371**	**193,370**
Total	**4,850,549**	**4,636,111**	**7,609,256**	**7,358,883**

(1) Opened mutual funds are substantially held by insurance, capitalization and private retirement companies, and their portfolios are represented principally by federal government securities.

(Amounts expressed in thousands of reais unless otherwise indicated)

Trading securities were classified as current assets, independently of their maturity date, since these securities are actively and frequently traded.

(b) Securities available for sale

(i) Amortized cost, plus accrued income, and fair value:

						2002
	Unibanco			Unibanco Consolidated		
Issuer/Type of investment	Amortized cost	Fair value adjustment (1)	Fair value	Amortized cost	Fair value adjustment (1)	Fair value
Federal government	**971,439**	**(75,165)**	**896,274**	**1,876,924**	**(88,662)**	**1,788,262**
Financial treasury bills	-	-	-	736,522	(11,122)	725,400
Central bank notes	784,001	(61,066)	722,935	817,188	(61,521)	755,667
Treasury notes	130,266	(5,298)	124,968	258,750	(5,298)	253,452
Other	57,172	(8,801)	48,371	64,464	(10,721)	53,743
Brazilian sovereign bonds	**717,557**	**(185,591)**	**531,966**	**718,441**	**(185,879)**	**532,562**
Corporate debt securities	**2,512,797**	**(47,071)**	**2,465,726**	**2,828,648**	**(55,409)**	**2,773,239**
Debentures	2,083,164	(34,525)	2,048,639	2,357,615	(37,842)	2,319,773
Eurobonds	193,353	(6,274)	187,079	214,682	(8,425)	206,257
Other	236,280	(6,272)	230,008	256,351	(9,142)	247,209
Bank debt securities	**454,425**	**(12,366)**	**442,059**	**433,337**	**(12,385)**	**420,952**
Eurobonds	325,952	(12,366)	313,586	275,783	(12,385)	263,398
Mortgage notes	82,257	-	82,257	82,257	-	82,257
Time deposits	45,935	-	45,935	70,980	-	70,980
Other	281	-	281	4,317	-	4,317
Marketable equity securities	**169,503**	**(17,910)**	**151,593**	**186,113**	**(21,266)**	**164,847**
Opened mutual funds	-	-	-	**155,661**	-	**155,661**
Total	4,825,721	(338,103)	4,487,618	6,199,124	(363,601)	5,835,523

(1) Recorded as a component of stockholders' equity.

(ii) Amortized cost and fair value by maturity:

				2002
	Unibanco		Unibanco Consolidated	
Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	126,438	123,233	131,466	128,398
Between 3 months and 1 year	510,463	505,952	692,039	686,272
Between 1 and 3 years	1,762,209	1,645,007	2,138,338	2,020,810
Between 3 and 5 years	926,661	892,556	1,318,965	1,270,804
Between 5 and 15 years	1,318,302	1,169,213	1,513,057	1,358,861
More than 15 years	-	-	49,895	49,895
No stated maturity	181,648	151,657	355,364	320,483
Total	**4,825,721**	**4,487,618**	**6,199,124**	**5,835,523**

(Amounts expressed in thousands of reais unless otherwise indicated)

(c) Securities held to maturity

(i) Amortized cost, plus accrued income:

		2002
	Unibanco	Unibanco Consolidated
Issuer/Type of investment		Amortized cost
Federal government	**3,605,841**	**4,837,350**
Central bank notes	684,470	1,675,677
Treasury notes	2,921,371	3,143,972
Other	-	17,701
Brazilian sovereign bonds	**268,280**	**268,280**
Corporate debt securities	**416,296**	**443,705**
Eurobonds	416,296	443,705
Bank debt securities	**5,790**	**35,978**
Eurobonds	5,790	35,978
Total	**4,296,207**	**5,585,313**

The fair value of these securities was R$3,815,693 in Unibanco and R$5,006,185 in Unibanco Consolidated. The difference between amortized cost and the fair value amounted R$480,514 in Unibanco and R$579,128 in Unibanco Consolidated and correspondent mainly to bonds issued by Brazilian federal government.

(ii) Amortized cost by maturity:

		2002
	Unibanco	Unibanco Consolidated
Maturity		Amortized cost
Less than 3 months	110,192	110,192
Between 3 months and 1 year	856,849	1,084,345
Between 1 and 3 years	2,524,210	3,563,528
Between 3 and 5 years	703,462	725,754
Between 5 and 15 years	101,494	101,494
Total	**4,296,207**	**5,585,313**

(Amounts expressed in thousands of reais unless otherwise indicated)

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of its liability operations, as parameters to define the financial ability.

The resources of third parties which are related to the securities held to maturity, for Unibanco Consolidated compared with the portfolios is as follow:

Securities held to maturity	Amortized cost as of June 30,	Average interest rate per annum	Average term in months
I. Securities abroad at December 31, 2001			
U.S. dollar-denominated (1)	747,964	8.01%	33
II. Securities of acquired banks			
U.S. dollar-indexed (1)	897,433	10.25%	19
III. Securities held to maturity with third parties			
. U.S. dollar-indexed securities	3,922,215	8.79%	26
U.S. dollar-denominated third parties' resources	3,922,215	5.56%	46
Annual spread		3.06%	
. Other securities			
General Market Prices to Consumers Index (IGP-M) - indexed securities	17,701	20.32%	39
General Market Prices to Consumers Index (IGP-M) - indexed third parties resources	17,701	6.00%	39
Annual spread		13.51%	
Total of securities held to maturity	**5,585,313**	**8.95%**	**26**

(1) Securities held to maturity based on own capital.

(iv) Fair value determination

The fair value of marketable securities was based on the average rate in effect on the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

(d) Prior year adjustments

As a result of adoption of new rules established by Central Bank Circular 3068 and supplemental regulation, the adjustments resulted from the application of new rules for recording and valuating the marketable securities, using the fair value as of December 31, 2001 for the securities portfolio of Unibanco and its subsidiaries, resulting in an effect in stockholders' equity of: (i) R$39,680 as a credit in "Retained earnings", resulted of securities classified as trading securities, and (ii) R$31,398 as a charge in "Unrealized gains and losses – marketable securities and derivative financial instrument", and as a credit in "Retained earnings" and R$21,915 as credit in "Unrealized gains and losses – marketable securities and derivative financial instrument", resulting of securities available for sale.

UNIBANCO

(Amounts expressed in thousands of reais unless otherwise indicated)

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated	
	2002	2001	2002	2001
By type				
Discounted loans and notes	10,830,273	9,264,205	11,149,837	10,329,653
Financing	7,108,230	6,099,159	8,437,051	7,386,135
Agricultural	704,051	734,035	704,051	765,006
Real estate loans	572,501	441,982	580,968	449,311
Credit card	-	-	2,840,346	2,416,069
Total lending operations	**19,215,055**	**16,539,381**	**23,712,253**	**21,346,174**
Leasing operations	102	127	656,949	893,575
Advances on exchange contracts (1)	1,649,929	1,741,803	1,649,929	1,741,802
Total lending operations, leasing and advances on exchange contracts	**1,650,031**	**1,741,930**	**2,306,878**	**2,635,377**
Guarantees honored	2,017	481	2,017	535
Other receivables (2)	229,158	270,049	261,049	321,355
Total other credits	**231,175**	**270,530**	**263,066**	**321,890**
Assignment of loans with co-obligation (3)	-	-	-	**236,471**
Co-obligation on credit card customer financing (3)	-	-	**252,973**	**360,724**
Total risk	**21,096,261**	**18,551,841**	**26,535,170**	**24,900,636**
By maturity				
Past-due for more than 15 days (Note 5d)	433,953	343,056	1,557,944	1,601,960
Falling due:				
Less than 3 months (4)	7,388,906	6,604,125	10,527,605	10,159,312
Between 3 months and 1 year	6,752,888	6,043,950	7,229,110	6,748,454
Between 1 and 3 years	3,887,622	3,298,495	4,512,574	4,031,026
More than 3 years	2,632,892	2,262,215	2,707,937	2,359,884
Total risk	**21,096,261**	**18,551,841**	**26,535,170**	**24,900,636**

(1) Recorded in "Other liabilities" and "Other credits" - "Foreign exchange portfolio".
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded as off-balance sheet items.
(4) Includes 14 days past-due amounts.

28

(Amounts expressed in thousands of reais unless otherwise indicated)

(b) Components of lending, leasing and other credits by business activity:

				Unibanco
		2002		2001
	Value	% of distribution	Value	% of distribution
Manufacturing				
Electricity, gas and water	1,164,984	5.5	821,918	4.3
Automobile industry	1,026,579	4.9	846,038	4.6
Chemical and pharmaceutical	972,141	4.6	966,160	5.2
Food, beverages and tobacco	920,725	4.4	753,657	4.1
Paper, paper products, printing and publishing	744,835	3.5	850,123	4.6
Basic metal industries	683,188	3.2	641,654	3.5
Production of metal goods	555,652	2.6	233,686	1.3
Petrochemical	434,047	2.1	408,702	2.2
Extractive	359,281	1.7	311,051	1.7
Textiles, clothing and leather goods	348,170	1.7	342,277	1.8
Production of machines and equipment	251,418	1.2	513,485	2.8
Electronic and communications equipment	218,795	1.0	295,892	1.6
Wood and wood products, including furniture	195,881	0.9	221,662	1.2
Electric and electronic	155,724	0.7	331,696	1.8
Non-metallic minerals	101,659	0.5	225,845	1.2
Other manufacturing industries	116,271	0.6	138,442	0.7
Subtotal	**8,249,350**	**39.1**	**7,902,288**	**42.6**
Individual				
Consumer loans	3,553,533	16.8	2,840,510	15.3
Residential mortgage loans	541,798	2.6	381,371	2.1
Subtotal	**4,095,331**	**19.4**	**3,221,881**	**17.4**
Residential construction loans	**96,700**	**0.5**	**77,671**	**0.4**
Trade				
Wholesale	1,192,057	5.7	1,575,220	4.0
Retail	849,754	4.0	741,387	8.5
Lodging and catering services	76,632	0.4	96,520	0.5
Subtotal	**2,118,443**	**10.1**	**2,413,127**	**13.0**
Financial service				
Financial companies	818,467	3.9	860,730	4.6
Insurance companies and private pension funds	56,330	0.2	135,256	0.7
Subtotal	**874,797**	**4.1**	**995,986**	**5.3**
Other service				
Post office and telecommunications	1,005,920	4.8	710,666	3.8
Transportation	569,726	2.7	588,185	3.2
Real estate services	443,901	2.1	328,444	1.8
Cultural and sportive leisure activities	415,636	2.0	68,068	0.4
Construction	260,038	1.2	239,486	1.3
Associative activities	162,657	0.8	191,224	1.0
Health and social services	105,928	0.5	59,370	0.3
Rent a car	1,669	-	1,455	-
Other	1,992,114	9.4	1,019,955	5.5
Subtotal	**4,957,589**	**23.5**	**3,206,853**	**17.3**
Agriculture, livestock, forestry and fishing	**704,051**	**3.3**	**734,035**	**4.0**
Total	**21,096,261**	**100.0**	**18,551,841**	**100.0**

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(Amounts expressed in thousands of reais unless otherwise indicated)

			Unibanco Consolidated	
		2002		2001
	Value	% of distribution	Value	% of distribution
Manufacturing				
Electricity, gas and water	1,180,074	4.4	856,147	3.4
Automobile industry	1,047,290	3.9	867,256	3.5
Chemical and pharmaceutical	999,465	3.8	1,010,524	4.1
Food, beverages and tobacco	957,169	3.6	843,253	3.4
Paper, paper products, printing and publishing	762,144	2.9	887,524	3.6
Basic metal industries	694,112	2.6	655,299	2.6
Production of metal goods	570,063	2.1	252,756	1.0
Petrochemical	442,439	1.7	419,714	1.7
Extractive	371,831	1.4	327,681	1.3
Textiles, clothing and leather goods	359,072	1.4	384,146	1.5
Production of machines and equipment	261,709	1.0	538,211	2.2
Electronic and communications equipment	227,605	0.9	313,610	1.3
Wood and wood products, including furniture	212,911	0.8	247,532	1.0
Electric and electronic	160,227	0.6	342,195	1.4
Non-metallic minerals	112,229	0.4	247,725	1.0
Rubber and plastic	100,626	0.4	155,870	0.6
Other manufacturing industries	29,457	0.1	8,580	-
Subtotal	**8,488,423**	**32.0**	**8,358,023**	**33.6**
Individual				
Consumer loans	5,104,803	19.2	4,272,404	17.2
Credit card	3,093,320	11.7	3,013,264	12.1
Residential mortgage loans	550,266	2.1	383,893	1.5
Lease financing	167,745	0.6	348,569	1.4
Subtotal	**8,916,134**	**33.6**	**8,018,130**	**32.2**
Residential construction loans	**96,700**	**0.4**	**82,478**	**0.3**
Trade				
Wholesale	1,297,822	4.9	999,905	4.0
Retail	1,077,495	4.1	1,910,916	7.7
Lodging and catering services	83,636	0.3	109,203	0.4
Subtotal	**2,458,953**	**9.3**	**3,020,024**	**12.1**
Financial service				
Financial companies	184,623	0.7	560,365	2.2
Insurance companies and private pension funds	56,805	0.2	139,230	0.6
Subtotal	**241,428**	**0.9**	**699,595**	**2.8**
Other service				
Post office and telecommunications	1,026,158	3.9	722,743	2.9
Transportation	905,363	3.4	857,521	3.4
Real estate services	478,797	1.8	397,115	1.6
Cultural and sportive leisure activities	426,160	1.6	112,633	0.5
Construction	362,840	1.4	325,530	1.3
Associative activities	173,753	0.7	283,012	1.1
Health and social services	119,732	0.5	147,704	0.6
Education	95,749	0.4	114,607	0.5
Rent a car	6,649	-	3,689	-
Other	2,034,280	7.4	992,825	4.0
Subtotal	**5,629,481**	**21.1**	**3,957,379**	**15.9**
Agriculture, livestock, forestry and fishing	**704,051**	**2.7**	**765,007**	**3.1**
Total	26,535,170	100.0	24,900,636	100.0

(Amounts expressed in thousands of reais unless otherwise indicated)

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated	
				2002
Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,988,373	14.2	2,509,300	9.4
50 following clients	5,432,082	25.7	5,219,376	19.7
100 following clients	3,351,697	15.9	3,364,095	12.7
Other clients	9,324,109	44.2	15,442,399	58.2
Total	**21,096,261**	**100.0**	**26,535,170**	**100.0**

(d) Components of lending, leasing and other credits by risk level, as established in Resolution 2682 of the Brazilian National Monetary Council:

								Unibanco
								2002
	% minimum		Past-due credits					
Risk level	allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,374,619	-	-	10.374.619	49.2	6,800	-
A	0.5	4,075,077	-	-	4,075,077	19.3	20,374	0.5
B	1.0	2,032,148	88,242	19,028	2,139,418	10.1	21,393	1.0
C	3.0	2.845.638	194,148	63,282	3,103,068	14.7	118,709	3.8
D	10.0	205.356	104,190	46,084	355,630	1.7	69,298	19.5
E	30.0	153.744	60,038	26,931	240,713	1.1	95,018	39.5
F	50.0	71.227	64,607	28,197	164,031	0.8	107,122	65.3
G	70.0	133.201	46,379	27,761	207,341	1.0	184,469	89.0
H	100.0	101.302	112,392	222,670	436,364	2.1	436,364	100.0
Total		**19.992.312**	**669,996**	**433,953**	**21,096,261**	**100.0**	**1,059,547**	
% of total risk							**5.0%**	

								Unibanco
								2001
	% minimum		Past-due credits					
Risk level	allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	8,835,738	-	-	8,835,738	47.6	-	-
A	0.5	4,373,417	-	-	4,373,417	23.6	21,865	0.5
B	1.0	1,986,289	32,865	25,752	2,044,906	11.0	20,486	1.0
C	3.0	1,944,296	93,993	41,116	2,079,406	11.2	68,167	3.3
D	10.0	257,959	65,900	40,201	364,060	2.0	67,072	18.4
E	30.0	41,949	35,570	19,015	96,534	0.5	33,491	34.7
F	50.0	62,241	41,873	38,013	142,128	0.8	78,356	55.1
G	70.0	130,240	37,585	28,641	196,466	1.1	140,712	71.6
H	100.0	127,870	140,999	150,318	419,186	2.2	419,186	100.0
Total		**17,759,999**	**448,785**	**343,056**	**18,551,841**	**100.0**	**849,335**	
% of total risk							**4.6%**	

(Amounts expressed in thousands of reais unless otherwise indicated)

								Unibanco Consolidated 2002
			Past-due credits					
Risk level	% minimum allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,735,780	-	-	10,735,780	40.5	6,800	0.1
A	0.5	7,447,087	-	-	7,447,087	28.0	43,273	0.6
B	1.0	2,083,181	151,385	253,021	2,487,587	9.4	26,321	1.1
C	3.0	3,123,844	255,977	225,745	3,605,566	13.6	146,846	4.1
D	10.0	223,146	125,058	172,846	521,050	2.0	102,501	19.7
E	30.0	164,985	70,046	149,516	384,547	1.4	161,732	42.1
F	50.0	81,327	72,412	165,834	319,573	1.2	203,291	63.6
G	70.0	143,055	51,857	156,490	351,402	1.3	296,024	84.2
H	100.0	120,380	127,706	434,492	682,578	2.6	682,578	100.0
Total		**24,122,785**	**854,441**	**1,557,944**	**26,535,170**	**100.0**	**1,669,366**	
% of total risk							**6.3%**	

								Unibanco Consolidated 2001
			Past-due credits					
Risk level	% minimum allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,432.290	-	-	9,432,290	37.9	-	-
A	0.5	7,985,256	-	-	7,985,256	32.1	57,109	0.7
B	1.0	2,162,415	84,825	325,043	2,572,283	10.3	30,766	1.2
C	3.0	2,258,764	152,638	227,289	2,638,690	10.6	97,567	3.7
D	10.0	291,363	98,661	178,636	568,661	2.3	107,355	18.9
E	30.0	65,002	52,561	126,906	244,468	1.0	101,866	41.7
F	50.0	70,459	54,835	173,659	298,954	1.2	179,069	59.9
G	70.0	157,151	48,256	127,561	332,968	1.3	253,291	76.1
H	100.0	165,602	218,598	442,866	827,066	3.3	827,066	100.0
Total		**22,588,302**	**710,374**	**1,601,960**	**24,900,636**	**100.0**	**1,654,089**	
% of total risk							**6.6%**	

The allowance for lending, leasing and other credits losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is utilized as a general rule however, based on the judgment and experience of management, higher percentages are used within each level in order to more accurately assess the risk of certain clients, operations or portfolios.

(e) The operations renegotiated during the six-month period ended June 30, 2002 with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$380,688 (2001 – R$231,745) in Unibanco and R$550,521 (2001 – R$459,357) in Unibanco Consolidated. These operations relate to active portfolio and credits written off against loss, and were recorded with intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will be better classified only after the payment of a significant portion of the renegotiated debt. For such reclassification, the minimum payment percentage established by Unibanco is 25%.

(Amounts expressed in thousands of reais unless otherwise indicated)

(f) Changes in the allowance for lending, leases and other credit losses during the period:

	Unibanco		Unibanco Consolidated	
	2002	2001	2002	2001
Balance at December 31,	**937,971**	**792,723**	**1,538,495**	**1,484,292**
Provision for loan losses	500,654	292,800	1,030,067	814,872
Loan charge-offs	(379,078)	(236,188)	(899,196)	(645,075)
Balance at June 30,	**1,059,547**	**849,335**	**1,669,366**	**1,654,089**
Loan recoveries (1)	**75,550**	**53,230**	**182,713**	**156,471**

(1) Loan recoveries were recorded as revenue from "Lending operations" and "Leasing operations".

6. Foreign Exchange Portfolio

(a) Balance sheet accounts

	Unibanco		Unibanco Consolidated	
	2002	2001	2002	2001
Assets - Other credits				
Unsettled exchange purchases	2,678,821	2,131,206	2,687,352	2,131,206
Rights on foreign exchange sold	1,176,080	448,763	1,183,446	451,056
(-) Contracted advances in local currency	(175,749)	(166,736)	(183,115)	(166,736)
Income receivable from contracted advances	29,738	38,242	29,738	38,242
Other	4,000	4,068	4,000	4,069
Total	**3,712,890**	**2,455,543**	**3,721,421**	**2,457,837**
Liabilities - Other liabilities				
Unsettled exchange sales	1,201,766	450,088	1,209,142	452,392
Obligations for foreign exchange purchased	2,385,338	1,988,940	2,393,932	1,988,940
(-) Advances on exchange contracts	(1,620,192)	(1,717,270)	(1,620,192)	(1,717,270)
Other	4,287	5,133	4,290	5,137
Total	**1,971,199**	**726,891**	**1,987,172**	**729,199**
Off-balance sheet				
Import credits - outstanding	157,974	85,125	165,459	96,009
Confirmed export credits	1,173	8,324	2,118	8,720

(b) Statement of income

	Unibanco		Unibanco Consolidated	
	2002	2001	2002	2001
Income from foreign exchange transactions	1,537,179	2,388,574	1,643,817	2,454,268
Expenses from foreign exchange transactions	(825,616)	(1,505,162)	(926,120)	(1,558,813)
Income from foreign currency financing	302,087	625,340	302,087	633,690
Income from foreign short-term interbank investments	15,076	35,737	15,108	35,765
Expenses from obligations with foreign bankers	(1,026,821)	(1,504,050)	(1,027,218)	(1,521,775)
Other	60,188	22,377	60,188	22,377
Foreign exchange transactions	**62,093**	**62,816**	**67,862**	**65,512**

(Amounts expressed in thousands of reais unless otherwise indicated)

7. Other Credits

	Unibanco		Unibanco Consolidated	
	2002	2001	2002	2001
Negotiation and intermediation of securities				
Debtors - pending settlement	46,495	2,692	183,562	219,703
Financial assets and commodities to liquidate	26,715	-	187,963	-
Other	-	-	11,293	6,880
Total	**73,210**	**2,692**	**382,818**	**226,583**
Short-term	**73,210**	**920**	**382,437**	**226,583**
Long-term	**-**	**1,772**	**381**	**-**
Sundry				
Deferred tax (Note 15a)	932,737	550,227	1,809,184	1,443,139
Social contribution carry forward (1)	286,683	288,101	508,747	514,903
Judicial deposits for civil and labor suits	532,846	420,778	909,753	707,703
Notes and credits receivable	178,911	156,109	231,871	159,956
Receivables from sale of assets	50,247	113,940	89,128	133,867
Prepaid taxes	85,449	70,078	383,649	404,141
Salary advances and other	45,768	38,477	60,594	66,517
Government benefit advances	31,729	20,510	31,729	24,644
Receivables from credit card operations	-	-	142,294	163,486
Other	310,082	472,721	794,954	847,389
Total	**2,454,452**	**2,130,911**	**4,961,903**	**4,465,745**
Short-term	**482,453**	**998,985**	**1,485,653**	**2,011,249**
Long-term	**1,971,999**	**1,131,926**	**3,476,250**	**2,454,496**

(1) The social contribution carry forward, related to an option in article 8th of Provisional Measure 2113-29/2001, is being offset in accordance with established fiscal parameters.

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	2002		2001	
	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Current assets	2,994,814	8,518,448	3,424,153	7,892,331
Long-term assets	1,601,461	4,555,196	763,348	1,759,441
Permanent assets	222	633	56,842	131,015
Total assets	**4,596,497**	**13,074,277**	**4,244,343**	**9,782,787**
Current liabilities	2,838,288	8,073,227	2,825,905	6,513,429
Long-term liabilities	1,309,982	3,726,112	885,356	2,040,657
Deferred income	232	659	2,523	5,815
Branch equity	447,995	1,274,279	530,559	1,222,886
Total liabilities	**4,596,497**	**13,074,277**	**4,244,343**	**9,782,787**
Net income	**34,297**	**97,554**	**7,011**	**16,159**

(Amounts expressed in thousands of reais unless otherwise indicated)

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as "Equity in results of subsidiary and associated companies" in the statement of income in the group "Other operating income (expenses)" and amounted to R$448,272 (2001 - R$473,647) in Unibanco and R$10,886 (negative) (2001 - R$5,969) in Unibanco Consolidated. The foreign branches and subsidiary companies exchange gains in the amount of R$476,498 (2001 – R$209,841) in Unibanco and R$513,335 (2001 – R$295,978) in Unibanco Consolidated were recognized as "Other operating income". As a result of the high foreign exchange volatility, Unibanco partially hedged its foreign investments in U.S. dollars in the amount of US$640 million. The expense of R$257,219 (2001 – R$124,334) in Unibanco and Unibanco Consolidated was also recorded in "Other operating income", reducing the exchange gains on foreign investments. The investments in subsidiary and associated companies are detailed in the Appendix to this Note and the following main events relate to investments in subsidiary and associated companies in 2001 and 2002:

(i) In the six-month period ended June 30, 2002, Banco1.net acquired 100% of the capital of Investshop Corretora de Valores Mobiliários e Câmbio S.A. and Investshop Participações S.A. by R$8,039.

(ii) In April 2002, the Brazilian Central Bank approved the acquisition of 24.5% of total capital of Unicorp Bank & Trust Ltd., by Unipart Participações Internacionais Ltd., for US$36,000 million with a goodwill of US$18,844 million, that will be amortized up to ten years. As a result of this transaction, Unibanco own 100% of Unicorp's capital.

(b) Goodwill on acquisition of subsidiary companies

The goodwill relating to the acquisition of subsidiary companies is being amortized up to ten years, according to the expected period of benefit, and the amortized amount is recorded in "Other operating expenses". The consolidated balance of goodwill to be amortized and the amount amortized during the period were as follows:

Subsidiaries	Balance to be amortized	Amortization during the period
Bandeirantes	923,537	23,027
Credibanco	36,635	6,280
Fininvest	375,314	7,754
Investcred	54,947	2,944
Unicorp	52,709	893
Other	53,134	4,154
Total	**1,496,276**	**45,052**

10. Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are restated using the saving deposits index, plus average interest of 11.65% per annum, and are payable up to September 12, 2003.

(Amounts expressed in thousands of reais unless otherwise indicated)

(b) Euronotes

		Unibanco		Unibanco Consolidated	
Maturity (1)	Currency	2002	2001	2002	2001
Less than 3 months	US$	845,360	836,882	592,137	498,457
	EUR	65,247	1,642	65,247	87,118
		910,607	**838,524**	**657,384**	**585,575**
From 3 to 12 months	US$	1,074,642	1,226,611	921,520	826,991
	EUR	68,639	4,102	68,437	4,102
		1,143,281	**1,230,713**	**989,957**	**831,093**
From 1 to 3 years	US$	658,587	1,310,774	841,331	876,336
	EUR	282,801	233,085	269,114	233,085
		941,388	**1,543,859**	**1,110,445**	**1,109,421**
From 3 to 5 years	US$	**31,542**	**204,920**	**36,053**	**252,107**
From 5 to 15 years	US$	**74,227**	**11,521**	**82,639**	**18,336**
Total		**3,101,045**	**3,829,537**	**2,876,478**	**2,796,532**

(1) The maturity date considers, when applicable, the date the investor may ask to anticipate redemption (put rights).

The average interest rate at June 30, 2002 was 6.75% per annum in Unibanco and 6.86% per annum in Unibanco Consolidated.

(d) Commercial Paper Programs

The commercial paper programs, in the amount of R$562,184 (2001 - R$964,999) in Unibanco and Unibanco Consolidated, are issued by Grand Cayman branch and are payable up to April 17, 2003, with interest at rates between 2.17% and 2.30% per annum.

(e) The other issues totaled R$131,249 (2001 - R$145,883) in Unibanco and R$65,248 (2001 - R$71,372) in Unibanco Consolidated with maturities up to July 11, 2005 and an average interest rate of 7.94% per annum.

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Bank for Economic and Social Development).

12. Fiscal, Employee and Civil Litigations

Unibanco and its subsidiaries are defendants in several legal actions, relating principally to income taxes, indirect taxes and labor claims. Based on the advice of our external counsel, Unibanco and its subsidiaries recorded provisions to offset possible future losses, based on the success probability of the suits. Provisions recorded and the changes in the provision were as follows:

	Unibanco		Unibanco Consolidated	
	2002	2001	2002	2001
Balance at January 1,	**648,680**	**567,310**	**1,471,784**	**1,303,717**
Provisions for acquired companies	-	-	2,122	-
Provision charged	129,466	90,351	221,891	187,971
Payments	(30,378)	(52,558)	(37,665)	(114,444)
Reversal of provisions	-	-	(26,804)	(11,061)
Balance at June 30,	**747,768**	**605,103**	**1,631,328**	**1,366,183**

(Amounts expressed in thousands of reais unless otherwise indicated)

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suit, including those relating to the constitutionality of certain taxes and the potential liability is fully provided.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against Unibanco and its subsidiaries on a variety of matters, including previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Bandeirantes shareholders' claims

Certain former minority shareholders of Banco Bandeirantes S.A. (Bandeirantes) have initiated lawsuits against Bandeirantes, Caixa Geral de Depósitos, former controlling shareholders of Bandeirantes and/or against Unibanco. Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have also filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

13. Other Liabilities

(a) Subordinated debt

The step-up subordinated callable notes in the amount of R$577,917 (US$200,000 thousand) in Unibanco and R$577,733 in Unibanco Consolidated were issued in April 30, 2002 by Grand Cayman branch. The notes have a ten-years term, pay interest semi-annually and can be totally, but not partially, redeemed on April 30, 2007 or on each subsequent date of payment of interest. The notes bear a coupon of 9.375% per annum in the first five years and 11.79% per annum thereafter.

(b) Sundry

	Unibanco		Unibanco Consolidated	
	2002	2001	2002	2001
Provision for labor and civil litigation	381,291	288,406	714,783	603,439
Provisions for personnel and administrative expenses	168,164	136,028	247,691	225,783
Amounts payable to associated company	39,408	44,273	-	-
Payable for official agreement	72,925	56,168	72,925	65,367
Payable related to insurance	-	-	260,805	154,523
Payable to merchants - credit card	-	-	1,221,897	1,153,147
Sale of rights of receipt of future flow of payment orders abroad (1)	1,137,760	-	1,137,760	-
Other	622,464	485,081	379,060	544,393
Total	**2,422,012**	**1,009,956**	**4,034,921**	**2,746,652**
Short-term	**860,949**	**615,618**	**2,116,756**	**2,092,594**
Long-term	**1,561,063**	**394,338**	**1,918,165**	**654,058**

(1) Amount received on May 31, 2002 related to the sale of rights of receipt of future flow of payment orders receivable from Unibanco from its overseas correspondent banks, totaling US$400,000 thousand, with charge of Libor plus 0.57% per annum, paid quarterly and final maturity in March, 2009.

(Amounts expressed in thousands of reais unless otherwise indicated)

14. Stockholders' Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			2002	2001
	Outstanding shares	Treasury stocks	Total	Total
Common	75,568,744,349	-	75,568,744,349	75,568,744,349
Preferred	62,978,067,863	2,339,021,106	65,317,088,969	65,084,425,585
Total	**138,546,812,212**	**2,339,021,106**	**140,885,833,318**	**140,653,169,934**

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class "B" preferred share issued by Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each *Global Depositary Share* (GDS) is represented by 500 *Units*, and is traded in the international market.

(b) Dividends and interest on own capital

All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank's annual net income as stated in the statutory accounting records, adjusted for transfers to the legal reserve.

On July 23, 2001, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2001, in the total amount of R$152,208, representing R$1.0368 per 1,000 common shares and R$1.1405 per 1,000 preferred shares.

For each *Unit* there were dividends of R$2.1831 per 1,000 of Units attributed, R$1.0426 from Holdings and R$1.1405 from Unibanco. For each GDS there were dividends of R$1.09155 attributed.

On July 24, 2002, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2002 in the amount of R$160,012 representing R$1.1047 per 1,000 common shares and R$1.2152 per 1,000 preferred shares. The payment of the dividends was made as from July 31, 2002 and corresponding to 35.45% of the net income for the semester, after deduction of legal reserve.

For each *Unit* there were dividends of R$2.3352 per 1,000, of Units attributed, R$1.1200 from Holdings and R$1.2152 from Unibanco. For each GDS there were dividends of R$1.16760 attributed.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

During the six-month period ended June 30, 2002, 41,400,000 preferred shares issued by Unibanco were repurchased by an average price of R$52.67. The minimum and maximum acquisition prices were R$52.30 and R$53.53, respectively, based on approval of the Board of directors of Unibanco and Holdings on December 27, 2001.

The fair value of treasury stocks at June 30, 2002, based on *Unit* price at June 28, 2002 in the São Paulo Stock Exchange was R$108,437.

(Amounts expressed in thousands of reais unless otherwise indicated)

(e) Prior year adjustments

Prior year adjustments recorded in the six-month period ended June 30, 2002, in the amount of R$77,419, are mainly related to the adjustments of trading securities and derivative instruments, that did not meet the hedge accounting criteria as stated in Note 4 (d) and 18 (c).

15. Income Tax and Social Contribution

(a) Deferred tax assets

	Unibanco		Unibanco Consolidated	
	2002	2001	2002	2001
Provision for loan losses	502,239	463,888	702,350	728,158
Other provisions not currently deductible	348,875	86,339	752,318	480,580
Merged companies balance	-	-	3,782	-
Tax benefit on reorganization of insurance holdings	-	-	21,298	38,336
Tax loss and negative basis of social contribution carry-forward	81,623	-	449,369	320,066
Deferred tax liabilities relating to excess depreciation on leased assets and revaluation reserve	-	-	(126,462)	(149,237)
Net deferred tax assets	**932,737**	**550,227**	**1,802,655**	**1,417,903**
Total assets	**932,737**	**550,227**	**1,809,184**	**1,443,139**
Total liabilities	**-**	**-**	**6,529**	**25,236**

Deferred tax assets recorded in "Other credits - sundry" are computed at the tax rates in effect at each balance sheet date. Deferred tax assets not recognized were R$117,500 (2001 - R$259,411) in Unibanco Consolidated.

The deferred tax assets were classified in current and long-term assets in accordance with the expected realization time, which is up to 4 years in Unibanco and up to 5 years in Unibanco Consolidated

(b) Income tax and social contribution income (expenses)

	Unibanco		Unibanco Consolidated	
	2002	2001	2002	2001
Income before income tax and social contribution, net of profit sharing	413,289	375,772	593,858	542,536
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(140,518)	(127,763)	(201,912)	(184,462)
Adjustments to derive effective tax rate:				
Equity in the results of subsidiary and associated companies, net of income from foreign subsidiaries	119,195	161,040	(3,701)	2,029
Exchange gains on foreign branches and subsidiary companies	162,009	71,346	174,534	100,633
Exempt foreign subsidiaries income	-	-	-	39,911
Interest on own capital paid (received)	(10,160)	(4,679)	7,893	9,580
Deferred tax assets not recognized	-	(19,157)	-	(17,090)
Permanent differences (net)	(68,635)	(25,859)	(26,037)	(15,621)
Income tax and social contribution for the period	**61,891**	**54,928**	**(49,223)**	**(65,020)**

(Amounts expressed in thousands of reais unless otherwise indicated)

16. Commitments and Guarantees

	Unibanco		Unibanco Consolidated	
	2002	2001	2002	2001
Co-obligation and risks for guarantees provided	4,528,207	4,109,128	4,686,436	4,195,346
Assets under management (mainly mutual investment funds)	19,449,597	17,045,388	20,055,548	19,039,008
Lease commitments	26,646	29,073	26,646	34,215

17. Related-Party Transactions (Unibanco)

	2002	2001
Assets		
Interbank investments	3,011,579	566,306
Marketable securities and derivative financial instruments	100,132	2,320,511
Interbank accounts	190,995	140,742
Lending operations	668,926	392,664
Other credits		
. Income receivable		
Dividends and interest on own capital	264,516	167,138
Other	-	777
. Sundry	29,811	65,050
Acquisition of investment (Note 9 a (ii))	104,090	-
Liabilities		
Deposits	2,048,509	1,344,524
Securities sold under repurchase agreements	59,759	159,158
Resources from securities issued		
. Securities abroad	602,022	1,547,817
Interbank accounts	14,841	6,925
Borrowings	313,067	200,686
Derivative financial instruments	68,010	83,472
Other liabilities		
. Sundry	514,734	283,602
Revenues		
Lending operations	54,321	33,471
Marketable securities	139,755	75,552
Income from derivative financial instruments	(191,434)	(77,934)
Services rendered	53,737	52,797
Other operating income	-	185
Expenses		
Deposits and securities sold	(146,170)	(197,950)
Foreign exchange transactions	-	(761)
Borrowings and onlendings	(14,920)	(6,820)
Other administrative expenses	(29,746)	(29,918)
Other operating expenses	(1,195)	(14,830)

The amounts above reflect operations between Unibanco and its subsidiary companies, and were eliminated in consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of the contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, capitalization plans, insurance operations, virtual bank and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

18. Financial Instruments

(a) Risk management

Unibanco continuously strives to improve its risk management practices, which was integrate into the various levels of organization. A separate department that is headed by chief financial officer is responsible for identifying, measuring and managing market, credit and operational risk institutional-wide. In addition, each business division have dedicated management staff. The risk committee composed of senior management evaluates the risks involved in activities and proposes risk management policies accordingly.

Credit risk

The credit policy is designed to manage risk while maintaining the flexibility required by market conditions and the needs of customers. The credit risk exposure is limited by avoiding concentration on clients and particular sectors that Unibanco believes have high risk factors. It has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branche general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size

Corporate Credit. The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit is reviewed every 60 to 180 days, depending on the borrower's rating and the external credit environment.

Retail Credit. Credit management in the retail banking business, is characterized by the processing at a large volume of credits requests, which requires specialized systems and process. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. The bank had used statistical model in its credit analysis for over 30 years. Stricter standards for originating and managing loan portfolio is imposed, including restrictions on increases in credit limits, restrictions on renewals of overdraft facilities and a more stringent analysis at credit information.

Market Risk

The policy regarding to market risk exposure is conservative. The market risk exposure of portfolio is independently supervised and controlled. All financial and principal non-financial subsidiaries are evaluated on a daily basis. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing of currency, maturity and interest rate mismatches. Securities, derivatives, loans and funding are analyzed on a consolidated basis. Derivatives play is an important role in managing asset and liability mismatches. Exposure limits for treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits suggested by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises. By trading in derivatives, the bank is able to achieve a lower credit risk exposure than would be achieved with a position in the corresponding cash instruments. The most common derivatives traded are future and term commitments and swap contracts.

The value at risk methodology is used to evaluate the market risk. Also is applied stress tests using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

(Amounts expressed in thousands of reais unless otherwise indicated)

Operating risks

Operating risks are related to an institution's unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, fault modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and access the effectiveness of current controls. This process, which is ongoing, allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure, thereby establishing the rational allocation of capital.

Management of systems risk

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained near the main facility. This backup system is designed to operate automatically if the main system malfunctions. Also the bank prepares and stores backup files recording all banking activities. Additionally, backup procedures and files are monitored periodically.

(b) Financial instruments recorded in the financial statements compared to fair values at June 30,2002 are as follows:

	Unibanco		Unibanco Consolidated	
	Book value	Fair value	Book value	Fair value
Assets				
Interbank deposits	6,061,262	6,059,992	3,167,679	3,166,409
Marketable securities	13,419,936	12,939,422	18,779,719	18,200,591
Lending operations	18,181,929	18,245,596	22,135,478	22,178,135
Liabilities				
Interbank deposits	995,956	995,962	61,330	60,543
Time deposits	12,846,740	12,844,160	13,676,530	13,673,950
Mortgage notes	441,107	440,605	455,668	455,166
Resources from securities issued abroad	3,794,478	3,732,142	3,503,910	3,433,655
Subordinated debt	577,917	492,585	577,733	492,428
Derivatives, net	27,940	27,940	(67,150)	(67,150)
Other liabilities (Note 13 (b))	1,137,760	760,137	1,137,760	760,137
Treasury stocks	88,948	108,437	88,948	108,437

The fair value of marketable securities was based on the average rate in effect on the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the period, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the period, for similar operations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on *Units* price at June 30, 2002 in the São Paulo Stock Exchange.

(Amounts expressed in thousands of reais unless otherwise indicated)

The fair value of derivatives was based, principally, on the average rate in effect on the market on the last business day of the period for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

(c) The current notional values and fair value of off-balance sheet derivative financial instruments at June 30 are as follows:

							Unibanco
					2002		2001
	Current notional value	Notional at fair value	Net exposure	Net exposure at fair value	Fair value adjustment	Current notional value	Net exposure
Futures contracts	**(6,139,425)**	**(6,139,425)**	**(6,139,425)**	**(6,139,425)**	-	**(3,869,772)**	**(3,869,772)**
Purchase commitments	**3,194,190**	**3,194,190**	-	-	-	**1,519,946**	**889,407**
Currencies	798,306	798,306	-	-	-	889,407	889,407
Interbank interest rate	624,349	624,349	-	-	-	6,538	-
Exchange coupon	1,771,535	1,771,535	-	-	-	624,001	-
Sale commitments	**9,333,615**	**9,333,615**	**6,139,425**	**6,139,425**	-	**5,389,718**	**4,759,179**
Currencies	1,549,751	1,549,751	751,445	751,445	-	-	-
Interbank interest rate (1)	3,967,356	3,967,356	3,343,007	3,343,007	-	3,579,959	3,573,421
Exchange coupon	3,816,508	3,816,508	2,044,973	2,044,973	-	1,809,759	1,185,758
Term contracts	**702**	**702**	**702**	**702**	-	**(1,175)**	**(1,175)**
Assets position	**173,471**	**173,471**	**3,422**	**3,422**	-	**2,809,989**	**647,429**
Interbank interest rate (1)	85,947	85,947	-	-	-	1,728,667	647,429
Fixed interest rate	87,524	87,524	3,422	3,422	-	1,081,322	-
Liabilities position	**172,769**	**172,769**	**2,720**	**2,720**	-	**2,811,164**	**648,604**
Interbank interest rate	88,667	88,667	2,720	2,720	-	1,081,238	-
Fixed interest rate	84,102	84,102	-	-	-	1,729,926	648,604
Swap contracts	**(250,617)**	**(27,882)**	**(250,617)**	**(27,882)**	**222,735**	**(106,833)**	**(106,833)**
Assets position	**10,885,847**	**10,877,070**	**5,206,825**	**5,220,324**	**13,499**	**10,885,646**	**5,723,698**
Currencies	445,473	436,596	-	-	-	386,036	-
Interbank interest rate	6,714,660	6,714,660	4,482,263	4,482,263	-	7,219,427	4,926,596
Fixed interest rate	1,810,173	1,804,322	-	-	-	1,793,662	-
Other	1,915,541	1,921,492	724,562	738,061	13,499	1,486,521	797,102
Liabilities position	**11,136,464**	**10,904,952**	**5,457,442**	**5,248,206**	**209,236**	**10,992,479**	**5,830,531**
Currencies	4,854,720	4,699,841	4,409,247	4,263,245	146,002	3,612,280	3,226,244
Interbank interest rate	2,232,397	2,232,397	-	-	-	2,292,831	-
Fixed interest rate	2,858,368	2,789,283	1,048,195	984,961	63,234	4,397,949	2,604,287
Other	1,190,979	1,183,431	-	-	-	689,419	-
Foreign exchange swap contracts with periodic settlement	**(5,641)**	**(5,641)**	**(5,641)**	**(5,641)**	-	-	-
Assets position	**211,127**	**211,127**	-	-	-	-	-
Currencies	211,127	211,127	-	-	-	-	-
Liabilities position	**216,768**	**216,768**	**5,641**	**5,641**	-	-	-
Interbank interest rate	216,768	216,768	5,641	5,641	-	-	-
Option contracts	**1,445**	**1,445**	**1,445**	**1,445**	-	**(55,484)**	**(55,484)**
Purchase commitments	**16,495**	**16,495**	**1,495**	**1,495**	-	**13,862**	**20**
Shares	1,495	1,495	1,495	1,495	-	1,262	-
Index	15,000	15,000	-	-	-	12,600	20
Sale commitments	**15,050**	**15,050**	**50**	**50**	-	**69,346**	**55,504**
Shares	-	-	-	-	-	56,766	55,504
Index	15,050	15,050	50	50	-	12,580	-

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(Amounts expressed in thousands of reais unless otherwise indicated)

	Unibanco Consolidated						
	2002					2001	
	Current notional value	Notional at fair value	Net exposure	Net exposure at fair value	Fair value adjustment	Current notional value	Net exposure
Futures contracts	**(8,288,058)**	**(8,288,058)**	**(8,288,058)**	**(8,288,058)**	-	**(3,869,772)**	**(3,869,772)**
Purchase commitments	**3,490,045**	**3,490,045**	-	-	-	**1,519,946**	**889,407**
Currencies	874,394	874,394	-	-	-	889,407	889,407
Interbank interest rate	633,878	633,878	-	-	-	6,538	-
Exchange coupon	1,981,773	1,981,773	-	-	-	624,001	-
Sale commitments	**11,778,103**	**11,778,103**	**8,288,058**	**8,288,058**	-	**5,389,718**	**4,759,179**
Currencies	1,568,141	1,568,141	693,747	693,747	-	-	-
Interbank interest rate (1)	5,544,450	5,544,450	4,910,572	4,910,572	-	3,579,959	3,573,421
Exchange coupon	4,665,512	4,665,512	2,683,739	2,683,739	-	1,809,759	1,185,758
Term contracts	**6,770**	**6,770**	**6,770**	**6,770**	-	**(1,175)**	**(1,175)**
Assets position	**525,917**	**525,917**	**349,726**	**349,726**	-	**2,809,989**	**647,429**
Interbank interest rate (1)	438,393	438,393	349,726	349,726	-	1,728,667	647,429
Fixed interest rate	87,524	87,524	-	-	-	1,081,322	-
Liabilities position	**519,147**	**519,147**	**342,956**	**342,956**	-	**2,811,164**	**648,604**
Interbank interest rate	88,667	88,667	-	-	-	1,081,238	-
Fixed interest rate	430,480	430,480	342,956	342,956	-	1,729,926	648,604
Swap contracts	**(125,978)**	**67,292**	**(125,978)**	**67,292**	**193,270**	**(27,613)**	**(27,613)**
Assets position	**10,098,303**	**10,057,157**	**4,420,140**	**4,433,640**	**13,500**	**11,895,989**	**6,405,634**
Currencies	951,473	910,227	-	-	-	902,893	-
Interbank interest rate	5,869,786	5,869,786	3,687,081	3,687,081	-	7,901,044	5,496,659
Fixed interest rate	1,329,325	1,323,474	-	-	-	1,460,919	-
Other	1,947,719	1,953,670	733,059	746,559	13,500	1,631,133	908,975
Liabilities position	**10,224,281**	**9,989,865**	**4,546,118**	**4,366,348**	**179,770**	**11,923,602**	**6,433,247**
Currencies	3,586,088	3,428,305	2,634,615	2,518,078	116,537	3,631,782	2,728,889
Interbank interest rate	2,182,705	2,182,705	-	-	-	2,404,385	-
Fixed interest rate	3,240,828	3,171,744	1,911,503	1,848,270	63,233	5,165,277	3,704,358
Other	1,214,660	1,207,111	-	-	-	722,158	-
Foreign exchange swap contracts with periodic settlement	**(5,696)**	**(5,696)**	**(5,696)**	**(5,696)**	-	-	-
Assets position	**212,271**	**212,271**	-	-	-	-	-
Currencies	212,271	212,271	-	-	-	-	-
Liabilities position	**217,967**	**217,967**	**5,696**	**5,696**	-	-	-
Interbank interest rate	217,967	217,967	5,696	5,696	-	-	-
Option contracts	**869**	**869**	**869**	**869**	-	**(55,484)**	**(55,484)**
Purchase commitments	**16,495**	**16,495**	**919**	**919**	-	**13,862**	**20**
Shares	1,495	1,495	919	919	-	1,262	-
Index	15,000	15,000	-	-	-	12,600	20
Sale commitments	**15,626**	**15,626**	**50**	**50**	-	**69,346**	**55,504**
Shares	576	576	-	-	-	56,766	55,504
Index	15,050	15,050	50	50	-	12,580	-

(1) On June 30, 2002, Unibanco had R$4,053,302 future and term contracts accounted for at fair value and being recognized as cash flow hedges related to their time deposits indexed to interbank interest rate, and with an unrealized gains, net of applicable taxes, recorded in "Unrealized gains and losses – marketable securities and derivative financial instruments", as a separate component of stockholder's equity in the amount of R$21,213.

The operations above do not represent Unibanco's total exposure to market, currency and interest rate risks since they only consider the values of off-balance sheet derivative financial instruments.

(Amounts expressed in thousands of reais unless otherwise indicated)

The amounts of receivables under the swap contracts are R$255,683 (2001 - R$117,790) in Unibanco and R$312,511 (2001 - R$182,581) in Unibanco Consolidated and the amounts of payables are R$283,565 (2001 - R$224,623) in Unibanco and R$245,219 (2001 - R$210,194) in Unibanco Consolidated and are recorded in "Marketable securities and derivative financial instruments" recorded in "Derivative financial instruments" in current and long-term assets and as "Derivative financial instruments" in current and long-term liabilities, respectively.

The premiums over sale commitments of option contracts are R$19 in Unibanco and R$103 in Unibanco Consolidated and are recorded as "Derivative financial instruments".

The premiums paid to acquire option contracts totaled R$1 (2001 – R$9) in Unibanco and Unibanco Consolidated and are recorded in "Marketable securities and derivative financial instruments" recorded in "Derivative financial instruments".

The premiums received from written swap option contracts totaled R$40 (2001 - R$37) in Unibancoand Unibanco Consolidated, and are recorded in "Derivative financial instruments".

As a result of adoption of new rules established by Central Bank Circular 3082 and the supplemental regulations, the adjustments resulted from the new rules to recording and valuating the derivative financial instruments, using the fair value in December 31, 2001 of Unibanco and its subsidiaries, resulting in an effect in stockholders' equity in the amount of R$6,341 as a credit of "Retained earnings".

(d) Notional at fair value distributed by trade location

	Unibanco	Unibanco Consolidated
	Notional at fair value	
Future contracts		
Purchase commitments	**3,194,190**	**3,490,045**
BM&F	3,194,190	3,490,045
Sale commitments	**9,333,615**	**11,778,103**
BM&F	9,333,615	11,778,103
Term contracts		
Asset position	**173,471**	**525,917**
BM&F	173,471	525,917
Swap contracts		
Asset position	**10,877,070**	**10,057,157**
BM&F	2,037,878	2,394,822
CETIP (Clearing House for Custody and Financial Settlement of Securities)/ Counter	8,839,192	7,662,335
Foreign exchange swap contracts with periodic settlement		
Asset position	**211,127**	**212,271**
BM&F	211,127	212,271
Option contracts		
Purchase commitments	**16,495**	**16,495**
BM&F	15,000	15,000
Counter	1,495	1,495
Sale commitments	**15,050**	**15,626**
BM&F	15,050	15,050
Counter	-	576

The amount linked to guarantees rendered on BM&F transactions were R$820,537 in Unibanco and R$1,221,158 in Unibanco Consolidated and are represented by federal government securities.

(Amounts expressed in thousands of reais unless otherwise indicated)

(e) The maturities of derivative financial instruments recorded in off-balance sheet memorandum accounts are as follows:

	Unibanco			Unibanco Consolidated		
	Notional at fair value asset position	Notional at fair value liability position	Amounts receivables (payables)	Notional at fair value asset position	Notional at fair value liability position	Amounts receivables (payables)
Future contracts	**3,194,190**	**9,333,615**	**-**	**3,490,045**	**11,778,103**	**-**
Less than 3 months	798,306	3,907,424	-	946,025	4,483,214	-
Between 3 and 6 months	-	3,463,589	-	9,530	4,190,757	-
Between 6 months and 1 year	1,494,624	1,157,890	-	1,507,291	2,055,816	-
More than 1 year	901,260	804,712	-	1,027,199	1,048,316	-
Term contracts	**173,471**	**172,769**	**-**	**525,917**	**519,147**	**-**
Less than 3 months	34,243	34,201	-	212,390	212,175	-
Between 3 and 6 months	32,478	32,742	-	32,478	32,742	-
Between 6 months and 1 year	98,498	97,952	-	264,546	258,482	-
More than 1 year	8,252	7,874	-	16,503	15,748	-
Swap contracts	**10,877,070**	**10,904,952**	**(27,882)**	**10,057,157**	**9,989,865**	**67,292**
Less than 3 months	4,806,918	4,902,364	(95,446)	4,124,200	4,191,165	(66,965)
Between 3 and 6 months	1,453,405	1,470,487	(17,082)	1,515,468	1,524,048	(8,580)
Between 6 months and 1 year	1,738,368	1,743,841	(5,473)	1,920,823	1,921,219	(396)
More than 1 year	2,878,379	2,788,260	90,119	2,496,666	2,353,433	143,233
Foreign exchange swap contracts with periodic settlement	**211,127**	**216,768**	**-**	**212,271**	**217,967**	**-**
Between 3 and 6 months	198,647	203,880	-	198,647	203,880	-
Between 6 months and 1 year	12,480	12,888	-	12,480	12,888	-
More than 1 year	-			1,144	1,199	-
Option contracts	**16,495**	**15,050**	**1,445**	**16,495**	**15,626**	**869**
Less than 3 months	15,000	15,050	(50)	15,000	15,626	(626)
More than 1 year	1,495	-	1,495	1,495	-	1,495

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations' liquidation. The credit risks associated with the future and term contracts are minimized due to daily cash settlements and margin account deposits. Future and term contracts are subject to the risk of movements in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or indices for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparts to the contracmal conditions and the risk associated with changes in market conditions due to movements in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

UNIBANCO

(Amounts expressed in thousands of reais unless otherwise indicated)

19. Statement of Cash Flows

	Unibanco	
	2002	2001
Operating activities		
Net income	475,180	430,700
Fair value adjustment – Trading securities	259,065	28,394
Provision for loan losses	500,654	292,800
Deferred tax assets	(124,232)	(66,721)
Reversal of foreclosed assets provision	(9,253)	(7,823)
Loss on sale of foreclosed assets and fixed assets	19,893	11,883
Amortization of goodwill on subsidiaries acquired	46,544	34,495
Equity in results of subsidiary and associated companies	(448,272)	(473,647)
Exchange gain on foreign investments	(216,440)	(44,736)
Gains on sale of investment	-	(7,775)
Provision for losses on investments	3,839	-
Depreciation and amortization	94,043	72,958
Changes in assets and liabilities		
Increase in interbank investments	(1,833,582)	(860,093)
Increase in marketable securities	(1,022,556)	(1,360,206)
Decrease (increase) in Central Bank compulsory deposits	115,986	(183,991)
Net change in interbank and interdepartmental accounts	(42,551)	(277,593)
Increase in lending operations	(1,502,009)	(3,914,556)
Decrease in leasing operations	12	26
Net change in foreign exchange portfolio	(511,273)	204,616
Decrease in other credits and other assets	399,867	434,319
Increase in other liabilities	2,048,258	727,123
Increase in deferred income	29,456	552
Net cash used in operating activities	**(1,717,371)**	**(4,964,275)**
Investing activities		
Dividends and interest on own capital received from subsidiary and associated companies	472,455	676,551
Proceeds from sale of foreclosed assets	25,325	19,571
Purchase of/capital increase on investments in subsidiary and companies	(12,301)	(112,136)
Proceeds from sale of/capital decrease in subsidiary and associated companies	14,880	124,653
Purchase of other investments	(17,368)	(2,550)
Proceeds from sale of other investments	5,349	-
Purchase of fixed assets	(44,049)	(46,426)
Proceeds from sale of fixed assets	1,534	18,957
Deferred charges	(70,593)	(61,567)
Net cash provided by investing activities	**375,232**	**617,053**
Financing activities		
Increase in deposits	2,812,459	594,927
Increase (decrease) in securities sold under repurchase agreements	(1,607,063)	826,952
Increase (decrease) in resources from securities issued	(556,893)	1,530,355
Increase in borrowings and onlending in Brazil – Governmental agencies	1,058,958	1,971,051
Purchase of own stocks	(2,180)	-
Dividends paid	(169,469)	(132,607)
Net cash provided by financing activities	**1,535,812**	**4,790,678**
Net increase in cash and due from banks	**193,673**	**443,456**
Cash and due from banks at the beginning of the period	837,711	301,129
Cash and due from banks at the end of the period	1,031,384	744,585
Net increase in cash and due from banks	**193,673**	**443,456**

(Amounts expressed in thousands of reais unless otherwise indicated)

19. Statement of Cash Flows – (continuation)

	Unibanco Consolidated	
	2002	2001
Operating activities		
Net income	475,180	430,700
Fair value adjustment – Trading securities	331,403	29,194
Provision for loan losses	1,030,067	814,872
Technical provisions for insurance, capitalization and retirement plans	312,475	197,583
Deferred tax assets	(174,371)	(102,381)
Reversal of foreclosed assets provision	(22,010)	(5,840)
Loss on sale of foreclosed assets and fixed assets	14,362	10,375
Amortization of goodwill on subsidiaries acquired	45,052	36,673
Equity in results of subsidiary and associated companies	10,886	(5,969)
Exchange gain on foreign investments	(1,587)	-
Gains on sale of investment	-	(730)
Provision for losses on investments	4,205	1,441
Depreciation and amortization	164,816	150,356
Income minority interest	69,455	46,816
Changes in assets and liabilities		
Decrease (increase) in interbank investments	196,847	(256,898)
Increase in marketable securities	(4,267,448)	(626,186)
Decrease (increase) in Central Bank compulsory deposits	124,487	(156,130)
Net change in interbank and interdepartmental accounts	28,824	(231,594)
Increase in lending operations	(1,727,480)	(4,119,222)
Decrease in leasing operations	96,195	34,635
Increase in leased assets	-	(2,055)
Net change in foreign exchange portfolio	(482,034)	283,891
Decrease (increase) in other credits and other assets	(154,723)	296,857
Increase (decrease) in other liabilities	1,878,915	198,708
Increase (decrease) in deferred income	44,623	(7,084)
Net cash used in operating activities	**(2,001,861)**	**(2,981,988)**
Investing activities		
Dividends and interest on own capital received from subsidiary and associated companies	3,948	-
Proceeds from sale of foreclosed assets	90,235	52,759
Purchase of/capital increase on investments in subsidiary and companies	(28,816)	-
Goodwill on acquisition of subsidiary companies	(53,734)	(10,940)
Proceeds from sale of/capital decrease in subsidiary and associated companies	8,516	-
Purchase of other investments	(32,524)	(10,191)
Proceeds from sale of other investments	25,202	19,493
Purchase of fixed assets	(125,442)	(127,385)
Proceeds from sale of fixed assets	129,749	27,418
Deferred charges	(91,449)	(109,103)
Minority interest	(413,906)	59,194
Net cash used in investing activities	**(488,221)**	**(98,755)**
Financing activities		
Increase in deposits	2,470,672	1,535,671
Increase (decrease) in securities sold under repurchase agreements	(1,254,135)	714,723
Increase (decrease) in resources from securities issued	662,504	(120,573)
Increase in borrowings and onlending in Brazil – Governmental agencies	1,008,293	1,476,633
Purchase of own stocks	(2,180)	-
Dividends paid	(169,469)	(132,607)
Net cash provided by financing activities	**2,715,685**	**3,473,847**
Net increase in cash and due from banks	**225,603**	**393,104**
Cash and due from banks at the beginning of the period	993,239	528,391
Cash and due from banks at the end of the period	1,218,842	921,495
Net increase in cash and due from banks	**225,603**	**393,104**

(Amounts expressed in thousands of reais unless otherwise indicated)

20. Subsidiary Companies Information

The following tables show the balance sheet and the statement of income of the most relevant Unibanco' subsidiary companies and the eliminations made are related only for companies consolidated or combined in each group.

(a) The most important financial entities and subsidiaries in Brazil:

Balance sheet	2002 Bandeirantes and subsidiary companies	2002 Dibens and subsidiary companies	2001 Bandeirantes and subsidiary companies	2001 Dibens and subsidiary companies
Assets				
Current and long-term assets	**1,163,398**	**2,288,079**	**2,721,517**	**1,410,021**
Cash and due from banks	-	651	13,662	3,279
Interbank investments	3,101	7,308	188,862	3,144
Marketable securities	466,565	849,959	372,092	272,315
Interbank and interdepartmental accounts	116	6,171	428,637	3,867
Lending and leasing operations	-	1,187,489	830,915	923,516
Other credits and other assets	693,616	236,501	887,349	203,900
Permanent assets	**154,636**	**56,264**	**244,296**	**47,428**
Total	**1,318,034**	**2,344,343**	**2,965,813**	**1,457,449**
Liabilities				
Current and long-term liabilities	**816,464**	**2,172,514**	**2,686,953**	**1,317,629**
Deposits	187,085	869,064	1,498,366	745,814
Securities sold under repurchase agreements	-	557,761	6,982	47,698
Resources from securities issued	292,459	388,741	236,523	319,366
Interbank and interdepartmental accounts	-	67,903	188,600	48,193
Borrowings and onlending in Brazil – Governmental agencies	-	192,400	229,701	85,709
Derivative financial instruments	2,634	14,447	39,708	23,008
Other liabilities	334,286	82,198	487,073	47,841
Deferred income	**-**	**-**	**929**	**-**
Minority interest	**-**	**2**	**22,992**	**-**
Stockholders' equity	**501,570**	**171,827**	**254,939**	**139,820**
Total	**1,318,034**	**2,344,343**	**2,965,813**	**1,457,449**

Statement of income	2002 Bandeirantes and subsidiary companies	2002 Dibens and subsidiary companies	2001 Bandeirantes and subsidiary companies	2001 Dibens and subsidiary companies
Revenue from financial intermediation	105,070	289,873	354,321	182,719
Expenses on financial intermediation	(96,121)	(215,695)	(150,813)	(127,366)
Provision for lending, leasing and other credits losses	-	(25,293)	(3,685)	(7,569)
Salaries, benefits, training and social security and other administrative expenses	(9,081)	(15,727)	(213,229)	(15,194)
Other operating income (expenses)	72,206	(9,379)	52,299	(6,420)
Non-operating income, net	(12,316)	(1,395)	(2,950)	(2,548)
Income tax and social contribution	(6,179)	(3,680)	(11,628)	(8,473)
Profit sharing	(101)	(1,091)	(1,154)	(1,571)
Minority interest	-	-	(470)	-
Net income	**53,478**	**17,613**	**22,691**	**13,578**

(Amounts expressed in thousands of reais unless otherwise indicated)

(b) Foreign branches and subsidiaries, includes mainly the accounts of the foreign branches: Unibanco Grand Cayman and Nassau, Credibanco - Grand Cayman and Dibens - Grand Cayman; banks: Unibanco (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., Unicorp Bank & Trust Ltd. (Grand Cayman), and Banco Bandeirantes Grand Cayman Inc.; brokers: Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA) and the company Unipart Participações Internacionais Ltd.:

Combined balance sheet	2002	2001
Assets		
Current and long-term assets	**13,277,848**	**10,637,796**
Cash and due from banks	138,242	124,906
Interbank investments	2,679,357	1,512,170
Marketable securities	7,173,542	5,597,043
Interbank accounts	76,237	54,919
Lending and leasing operations	2,976,437	2,890,237
Other credits and other assets	234,033	458,521
Permanent assets	**75,859**	**20,277**
Total	**13,353,707**	**10,658,073**
Liabilities		
Current and long-term liabilities	**10,555,607**	**8,504,099**
Deposits	1,849,303	1,394,924
Securities sold under repurchase agreements	870,142	508,583
Resources from securities issued	3,061,615	3,448,490
Interbank accounts	17,332	8,867
Borrowings	2,871,161	2,752,241
Derivative financial instruments	3,237	6,467
Other liabilities	1,882,817	384,527
Deferred income	**16,159**	**13,339**
Minority interest	**3**	**41,156**
Stockholders' equity	**2,781,938**	**2,099,479**
Total	**13,353,707**	**10,658,073**

Combined statement of income	2002	2001
Revenue from financial intermediation	443,097	407,411
Expenses on financial intermediation	(177,168)	(256,496)
Provision for lending, leasing and other credits losses	(30,336)	(12,084)
Salaries, benefits, training and social security and other administrative expenses	(29,387)	(25,480)
Other operating income (expenses)	(4,707)	11,995
Non-operating income, net	114	128
Profit sharing	(317)	-
Minority interest	(1,186)	(4,682)
Net income	**200,110**	**120,792**

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(Amounts expressed in thousands of reais unless otherwise indicated)

(c) Insurance and private pension including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A. and Unibanco AIG Previdência S.A.:

Combined balance sheet	2002	2001 (1)
Assets		
Current and long-term assets	**3,844,493**	**3,346,883**
Cash and due from banks	5,198	18,655
Marketable securities	2,992,861	2,685,361
Other credits and other assets	846,434	642,867
Permanent assets	**292,111**	**382,875**
Total	**4,136,604**	**3,729,758**
Liabilities		
Current and long-term liabilities	**2,953,063**	**2,568,151**
Other liabilities	2,953,063	412,982
Technical provisions for insurance and retirement plans	-	2,155,169
Minority interest	-	**1,265**
Stockholders' equity	**1,183,541**	**1,160,342**
Total	**4,136,604**	**3,729,758**

Combined statement of income	2002	2001 (1)
Revenue from financial intermediation	242,846	169,432
Provision for lending, leasing and other credits losses	1,444	(1,700)
Insurance and retirement plans premiums	902,640	737,756
Changes in technical provision for insurance and retirement plans	(220,566)	(104,934)
Insurance claims	(351,844)	(278,496)
Private retirement plans benefits expenses	(198,431)	(222,699)
Salaries, benefits, training and social security and other administrative expenses	(103,621)	(103,984)
Other operating income (expenses)	(134,143)	(122,585)
Non-operating income, net	29,654	12,200
Income tax and social contribution	(35,964)	(8,884)
Profit sharing	(6,486)	(5,079)
Minority interest	-	(149)
Net income	**125,529**	**70,878**

(1) June 2001 figures were reclassified, since Unibanco Companhia de Capitalização changed to retail segment.

(Amounts expressed in thousands of reais unless otherwise indicated)

(d) Credit card companies, including the jointly controlled companies as follow: Banco Credibanco S.A. (formerly Cartão Unibanco Ltda.) (98.883%), Bandeirantes Administradora de Cartões de Crédito e Assessoria S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais Ltda, (33,333%) and Redecard S.A. (31,943%):

Combined balance sheet	2002	2001
Assets		
Current and long-term assets	**2,505,500**	**2,367,123**
Cash and due from banks	7,845	15,518
Interbank investments	2,511	7,302
Marketable securities	454,993	370,915
Interbank and interdepartmental accounts	10,329	27,860
Lending operations	1,480,619	1,296,038
Other credits and other assets	549,203	649,490
Permanent assets	**291,943**	**179,305**
Total	**2,797,443**	**2,546,428**
Liabilities		
Current and long-term liabilities	**2,366,774**	**2,163,614**
Deposits	576,708	301,504
Borrowings	151,021	206,817
Resources from securities issued	294,374	237,297
Interbank and interdepartmental accounts	296	28,078
Other liabilities	1,344,375	1,389,918
Stockholders' equity	**430,669**	**382,814**
Total	**2,797,443**	**2,546,428**

Combined statement of income	2002	2001
Revenue from financial intermediation	622,160	496,163
Expenses on financial intermediation	(132,623)	(73,732)
Provision for lending, leasing and other credits losses	(215,133)	(170,331)
Salaries, benefits, training and social security and other administrative expenses	(233,362)	(198,586)
Other operating income (expenses)	195,853	120,853
Non-operating income, net	7,374	(675)
Income tax and social contribution	(68,105)	(49,923)
Profit sharing	(8,878)	(7,281)
Net income	**167,286**	**116,488**

(Amounts expressed in thousands of reais unless otherwise indicated)

(e) The companies which carry out consumer credit operation includes, principally, Banco Fininvest S.A. (100%), Banco Investcred S.A. (50%) and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

Combined balance sheet	2002	2001 (1)
Assets		
Current and long-term assets	**2,128,772**	**1,619,772**
Cash and due from banks	6,170	8,106
Interbank investments	88,485	184,857
Marketable securities	240,961	77,468
Interbank accounts	93,323	-
Lending operations	1,396,303	1,144,364
Other credits and other assets	303,530	204,977
Permanent assets	**136,697**	**69,409**
Total	**2,265,469**	**1,689,181**
Liabilities		
Current and long-term liabilities	**1,984,282**	**1,491,205**
Deposits	1,420,979	1,115,673
Interbank accounts	87,685	5,937
Borrowings	92,910	3
Derivative financial instruments	5,432	-
Other liabilities	377,276	369,592
Deferred income	**13**	**2,158**
Minority interest	**2**	**6**
Stockholders' equity	**281,172**	**195,812**
Total	**2,265,469**	**1,689,181**

Combined statement of income	2002	2001 (1)
Revenue from financial intermediation	640,675	569,448
Expenses on financial intermediation	(157,978)	(93,781)
Provision for lending, leasing and other credits losses	(308,012)	(262,743)
Salaries, benefits, training and social security and other administrative expenses	(242,247)	(215,764)
Other operating income (expenses)	84,962	43,333
Non-operating income, net	(13)	(35)
Income tax and social contribution	16,661	(6,665)
Profit sharing	(3,018)	(1,179)
Net income	**31,030**	**32,614**

(1) Banco Investcred S.A. and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, was acquired in the second semester of 2001.

21. Other Information

(a) "Other operating income" totaled R$260,423 (2001 – R$111,765) in Unibanco and R$443,306 (2001 – R$304,331) in Unibanco Consolidated and includes mainly foreign branches' and subsidiary companies' exchange rate variation, in the net amount of R$219,279 (2001 – R$85,507) in Unibanco and R$256,116 (2001 – R$171,644) in Unibanco Consolidated (see Note 9), interest on judicial deposits in the amount of R$9,930 (2001 - R$11,408) in Unibanco and R$12,355 (2001 – R$16,846) in Unibanco Consolidated.

(Amounts expressed in thousands of reais unless otherwise indicated)

(b) "Other operating expenses" totaled R$232,988 (2001 – R$181,682) in Unibanco and R$358,433 (2001 – R$272,937) in Unibanco Consolidated and includes mainly provisions for contingencies involving legal actions brought against the Bank, principally labor claims, in the amount of R$92,005 (2001 - R$62,811) in Unibanco and R$114,194 (2001 - R$122,695) in Unibanco Consolidated and amortization of goodwill on acquired subsidiaries in the amount of R$46,544 (2001 – R$40,665) in Unibanco and R$45,052 (2001 – R$42,844) in Unibanco Consolidated.

(c) The financial statements at June 30, 2001 are presented with some reclassifications to better comparison, as follows: balance sheet: "Other liabilities – technical provisions for insurance and retirement plans from current to long-term liabilities". In the statement of income the accounts are: "Deposits and securities sold", "Borrowings and onlendings", "Services rendered", "Changes in technical provisions for insurance, capitalization and retirement plans", "Private retirement plans benefits expenses" and "Other administrative expenses".

(d) Free benefits generation program

Unibanco and part of its employees sponsor a "Free Benefits Generation Program" (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco Previdência S,A, and Unibanco Asset Management – Banco de Investimento S,A, is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant's contribution, directly related to the return on equity.

As a result of Banco Bandeirantes' acquisition, Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, a private pension entity, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans (99% of beneficiaries).

In 2002, the contribution was R$522 (2001 – R$28) in Unibanco and R$1,936 (2001 – R$660) in Unibanco Consolidated.

(e) Stock option program

The Extraordinary Shareholders' Meeting held on October 31, 2001 approved the stock option program, denominated *Performance*. The objective of *Performance* is to foster the executives' long-term commitment to the highest performance standards, as well as attract, retain and motivate new talents, Pursuant to the *Performance* program, the executives of Unibanco can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to June 30, 2002, Unibanco granted 622,200,000 stock options, in the form of Unit. The term of the exercise is between January 21, 2005 and April 15, 2008, at an average exercise price of R$93,19.

(f) Assets leased to third parties, in the amount of R$1,364,367 (2001 – R$1,754,919), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,045,628 (2001 – R$1,328,698) and the residual value received in advance from these lessees amounts to R$769,534 (2001 – R$995,885), classified as reduction account of leasing operations. Assets leased from third parties are not relevant.

(g) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At June 30, 2002, the insurance coverage on properties and other assets in use totaled R$517,587 (2001 - R$394,681) in Unibanco and R$1,104,421 (2001 - R$1,068,224) in Unibanco Consolidated.

* * *

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES - (Appendix to note 9)
Amounts expressed in thousands of Reais

Subsidiary companies	Number of shares or quotas		Percentage holding (%)		Adjusted Stockholders'	Adjusted net income	Equity in results adjustments				Investments value			
							Unibanco		Unibanco Consolidated		Unibanco		Unibanco Consolidated	
	Common	Preferred	Unibanco	Unibanco Consolidated	equity	(loss)	2002	2001	2002	2001	2002	2001	2002	2001
Unipart Participações Internacionais Ltd.	1,322,400	-	90,844	100,000	1,353,502	105,214	97,698	(14)	-	-	1,229,580	22,618	-	-
Unibanco Representação e Participações Ltda. (1)	834,589,245	-	99,893	99,893	1,186,219	177,073	177,013	179,708	-	-	1,184,948	1,308,421	-	-
Caixa Brasil Participações S.A. (2)	123,304,050,478	-	100,000	100,000	495,454	53,188	70,108	74,190	-	-	311,832	176,402	-	-
Banco Credibanco S.A.	211,861,478	198,846,054	98,883	98,883	274,365	52,779	52,188	25,860	-	-	271,301	255,092	-	-
Banco Fininvest S.A.	3,931	1,030	99,839	99,839	224,607	26,940	26,878	30,151	-	-	224,246	193,498	-	-
Banco Dibens S.A.	3,201,455,716	-	51,000	51,000	171,827	17,613	9,053	6,925	-	-	87,632	71,308	-	-
Unibanco Leasing S.A. - Arrendamento Mercantil	264,919	-	99,999	99,999	109,745	3,669	3,712	(15,618)	-	-	109,744	40,207	-	-
Unibanco Corretora de Valores Mobiliários S.A. (3)	30,000,000	30,000,000	99,999	100,000	53,534	709	1,634	3,088	-	-	53,534	53,495	-	-
Banco I.net S.A. (8)	21,775,475	-	54,986	54,986	47,554	(8,516)	(4,965)	(1,555)	-	-	26,148	35,923	-	-
Unibanco Securities Ltd.	17,770,000	-	100,000	100,000	31,874	(1,746)	(1,746)	308	-	-	31,874	28,023	-	-
Unibanco Asset Management - Banco de Investimento S.A.	1,468,400	1,262,829	93,000	93,000	18,753	9,127	8,250	13,140	-	-	17,440	15,531	-	-
Other	-	-	-	-	-	-	1,965	127,604	-	-	31,969	357,012	-	-
Main Unipart Participações Internacionais Ltd.'s direct and indirect subsidiary companies (i)														
Unibanco Cayman Bank Ltd.	13,252,004	-	-	100,000	732,905	114,643	-	-	-	-	-	-	-	-
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	-	100,000	200,637	14,174	-	12,493	-	-	-	126,827	-	-
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	-	99,999	162,586	8,113	-	7,484	-	-	-	118,813	-	-
Interbanco S.A.	18,999,793	-	-	99,999	45,461	9,001	-	3,931	-	-	-	37,984	-	-
Unibanco Securities, Inc.	1,500	-	-	100,000	3,236	454	-	570	-	-	-	5,151	-	-
Main Unibanco Representação e Participações Ltda.'s direct and indirect subsidiary companies (i)								-						
Unibanco AIG Seguros S.A. (8)	336,204,913	183,878,707	-	49,692	1,183,541	125,530	-	-	-	-	-	-	-	-
Unibanco Companhia de Capitalização (8)	4,194,130	-	-	99,992	374,358	22,489	-	-	-	-	-	-	-	-
Unibanco AIG Previdência S.A. (8)	465,403	-	-	100,000	98,969	17,592	-	-	-	-	-	-	-	-
Unibanco AIG Saúde Seguradora S.A. (8)	20,000,000	-	-	100,000	25,291	2,351	-	-	-	-	-	-	-	-
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	-	100,000	191,087	(7,855)	-	-	-	-	-	-	-	-
Unibanco Empreendimentos Ltda.	150,488,716	-	-	100,000	129,914	413	-	-	-	-	-	-	-	-
BWU Representação e Participações Ltda. (8)	36,133,577	93,947,299	-	60,000	41,121	(5,116)	-	-	-	-	-	-	-	-
Estrel Administração e Corretagem de Seguros Ltda.	33,997	-	-	99.991	42,049	10,104	-	-	-	-	-	-	-	-
Caixa Brasil Participações S.A.'s direct subsidiary company														
Banco Bandeirantes S.A. (2) and (3)	78,728,068,140	68,155,559,063	1,89	100,000	501,570	53,478	1,206	524	-	-	5,927	2,426	-	-
Main jointly controlled companies														
Credicard S.A.- Administradora de Cartões de Crédito (8)	12,937,771	-	-	33,333	409,968	296,246	-	-	-	-	-	-	-	-
Serasa S.A. (8)	360,890	348,855	-	19,045	138,912	28,810	-	-	-	-	-	-	-	-
Banco Investcred S.A. (8)	95,290	-	50,000	50,000	113,130	8,180	4,090	-	-	-	56,565	-	-	-
Tecnologia Bancária S.A. (8)	762,277,905	-	-	21,433	106,343	7,611	-	-	-	-	-	-	-	-
Redecard S.A. (8)	199,990	400,000	-	31.943	61,509	49,337	-	-	-	-	-	-	-	-
Cibrasec - Companhia Brasileira de Securitização	7,500	-	12,499	12,499	37,772	2,385	298	346		-	5,044	3,420	-	-
Interchange Serviços S.A. (8)	74,999,999,998	-	-	25,000	23,675	1,297	-	-	-	-	-	-	-	-
FMX S.A. Sociedade de Crédito, Financiamento e Investimento (6)	83,115	83,115	-	50,000	27,005	5,722	-	-	-	-	-	-	-	-
Unibanco Rodobens Administradora de Consórcios Ltda. (8)	11,298,500	-	-	50,000	20,881	1,874	-	-	-	-	-	-	-	-
BUS Holding S.A. (5)	6,343	127	-	38,861	9,477	675	1,574	5,208	-	-	-	217,795	-	-
Other	-	-	-	-	-	-	(684)	(696)	-	-	-	2,815	-	-

55

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES - (Appendix to note 9)

Subsidiary companies	Number of shares or quotas		Percentage holding (%)		Adjusted Stockholders' equity	Adjusted net Income (loss)	Equity in results adjustments				Investments value			
							Unibanco		Unibanco Consolidated		Unibanco		Unibanco Consolidated	
	Common	Preferred	Unibanco	Unibanco Consolidated			2002	2001	2002	2001	2002	2001	2002	2001
Associated Companies														
AIG Brasil Companhia de Seguros (7) and (8)	54,213,933	-	-	49.999	71,326	239	-	-	119	6,766	-	-	35,663	58,619
Other	-	-	-	-	-	-	-	-	(11,005)	(797)	-	-	25,576	2,608
Total							448,272	473,647	(10,886)	5,969	3,647,784	3,072,761	61,239	61,227

(i) The percentage shown in the Unibanco Consolidated column refers to the controlling companies' percentage holding.

(1) In a quotaholder meeting held at March 30,2002 it was approved the distribuition of dividends in the amount of R$500,000. The payment of this dividends will be made up to December 31,2002.

(2) The difference between the net income and the equity in results adjustments and stockholders' equity and the investment are result of gains to be realized on the sale of companies between companies of Unibanco's Group, that are being recognized in line with amortization of goodwill.

(3) The difference between the net income of this company and the equity adjustment recognized in income, relates to the restatement of stock exchange membership certificates taken directly to net equity of the investee company.

(4) Refer mainly to our investment in Unibanco Participações Internacionais Ltda., ex controller of Unibanco Cayman Bank Ltd., acquired by Unipart Participações Internacionais Ltd.

(5) The National Telecommunications Agency (Anatel), through Act nº 21.581 published in the official Gazette on February 8, 2002, authorized Unibanco to reduce its common stock interest in BUS Holding S.A., which was the reason why the control started to be shared.
The Extraordinary Shareholders' Meeting at June 28,2002 approved a capital decrease in BUS Holding S.A. through redemption and cancellation of 23,191 preferred class B shares. At the same date, Unibanco increased the capital of Unibanco Representação e Participações Ltda., giving its shares of BUS Holding S.A.

(6) The company name will be changed to Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, after Central Bank's approval.

(7) *Equity in results adjustments based on the financial statements of May 2002.*

(8) Companies audited by other independent auditors.

EXHIBIT 2

UNIBANCO

Unibanco - União de Bancos Brasileiros S.A.

Individual and Consolidated Financial Statement for the Quarter Ended June 30, 2002 and Independent Auditors' Report

Deloitte Touche Tohmatsu
Rua Bela Cintra, 881
01415-910 - São Paulo - SP
Brasil

Telefone : (11) 3150-1800
Fac-símile: (11) 3258-8456
www.deloitte.com.br

Deloitte
Touche
Tohmatsu

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1. We have performed a special review of the accompanying quarterly information - ITR (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. for the quarter and six-month period ended June 30, 2002, prepared in accordance with accounting practices established by Brazilian Corporate Law, which are comprised of the balance sheet, statement of income and performance report.

2. Our review was conducted in accordance with specific rules and regulations established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council, and consisted, principally, of: (a) inquiries of Bank personnel about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Bank.

3. The financial statements of the consolidated subsidiaries described in item 8 of the Note 9, for the six-month period ended June 30, 2002, were audited by other independent auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts derived from these subsidiaries, is based solely on the reports of the other independents auditors.

4. Based on our review and on the report of other auditors, we are not aware of any material modifications that should be made to the quarterly information referred to above in order for them to be in conformity with accounting practices established by Brazilian Corporate Law and specific standards issued by the Brazilian Securities and Exchange Commission, specifically applied to the preparation of the obligatory quarterly information.

5. Additionally, we have reviewed the statements of cash flows (Parent Company and Consolidated) for the quarters ended June 30, 2002 and 2001, presented in Note 19 to the financial statements, applying the same procedures that are described in Paragraph 2 above. These statements are not required by Brazilian Corporate Law and are intended to provide additional information. Based on our review, we are not aware of any material modifications that should be made to the statements of cash flows in order for them to be in conformity with Brazilian Accounting Practices.

6. Previously, we performed a special review on the balance sheets (Parent Company and Consolidated) as of March 31, 2002, and on the income statements (Parent Company and Consolidated) for the quarter and six-month period ended June 30, 2001, and issued reports dated May 8, 2002 and August 6, 2001, respectively, that expressed unqualified opinions.

7. As mentioned in Note 3c to the financial statements, the Bank has adopted the new criteria established by the Central Bank of Brazil for recording and evaluating marketable securities and derivative financial instruments.

8. We performed the review of the quarterly information for the quarter and six-month period ended June 30, 2002 together with the audit of the financial statements (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. for the same date, and issued an unqualified opinion thereon, dated August 12, 2002.

9. These financial statements have been translated into English for the convenience of the readers.

São Paulo, August 12, 2002

Deloitte Touche

DELOITTE TOUCHE TOHMATSU
Independent Auditors
CRC No. 2 SP 011609/O-8

Ariovaldo Guello
Accountant
CRC No. 1 SP 070483/O-4

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR **DATE – JUNE 30, 2002** **Corporate Legislation**
FINANCIAL INSTITUTION

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01158-4	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	33.700.394/0001-40
4 – NIRE 35.300.102.771		

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS				2 - DISTRICT
Avenida Eusébio Matoso, 891				Pinheiros
3 - POST CODE 05423-901	4 – TOWN São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3097-1313	8 – PHONE -	9 - PHONE -	10 - TELEX
11 - AREA CODE 11	12 - FAX 55 (11) 3097-4830	13 – FAX -	14 - FAX -	
15 - E-MAIL investor.relation@unibanco.com.br				

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME				
Geraldo Travaglia Filho				
2 - COMPLETE ADDRESS Av. Eusébio Matoso, 891 - 4th Floor				3 - DISTRICT Pinheiros
4 - POST CODE 05423-901	5 - TOWN São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - PHONE 55 (11) 3097-1313	9 – PHONE	10 - PHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 55 (11) 3097-4830	14 – FAX -	15 - FAX -	
16 - E-MAIL investor.relation@unibanco.com.br				

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER		
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
January 1, 2002	December 31, 2002	2	April 1, 2002	June 30, 2002	1	January 1, 2002	March 31, 2002

9 - NAME/CORPORATE NAME OF THE AUDITOR	10 - CVM CODE
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES	00385-9
11 - Responsible Partner Name	12 – Responsible Partner CPF
Ariovaldo Guello	047.437.688-53

61

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR **DATE – JUNE 30, 2002** **Corporate Legislation**
FINANCIAL INSTITUTION

IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01158-4	**UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.**	**33.700.394/0001-40**

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER June 30, 2002	2 - PRIOR QUARTER March 31, 2002	3 - SAME QUARTER PRIOR YEAR June 30, 2001
Paid-Up Capital			
1 – Common	75,568,744	75,568,744	75,568,744
2 – Preferred	65,317,089	65,317,089	65,084,426
3 – Total	140,885,833	140,885,833	140,653,170
In Treasury Stock			
4 – Common	0	0	0
5 – Preferred	2,339,021	2,339,021	324,524
6 – Total	2,339,021	2,339,021	324,524

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Financial Institution
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER Private National
4 - ACTIVITY CODE 1090100 – Commercial Bank
5 - PRINCIPAL ACTIVITY Banking – Multiple Service Bank
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA	July 24, 2002	Dividends	July 31, 2002	Common	0.0010470000
02	RCA	July 24, 2002	Dividends	July 31, 2002	Preferred	0.0012152000

62

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR **DATE – JUNE 30, 2002** **Corporate Legislation**
FINANCIAL INSTITUTION

IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01158-4	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	33.700.394/0001-40

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 - DATE	2 - SIGNATURE
August 16, 2002	

63

UNIBANCO

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	**UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.**	**FINANCIAL**
01158-4	**DATE – JUNE 30, 2002**	**INSTITUTION**
	QUARTERLY INFORMATION	**Corporate Legislation**

BALANCE SHEET

(Amounts expressed in thousands of Reais)

ASSETS	June 30, 2002	March 31, 2002
CURRENT ASSETS	**34,102,168**	**34,380,425**
CASH AND DUE FROM BANKS	**1,031,384**	**778,398**
SHORT-TERM INTERBANK INVESTMENTS	**7,324,797**	**4,703,404**
.Securities purchased under resale agreements	1,308,592	2,709,077
.Interbank deposits	5,996,522	1,942,937
.Foreign currency investments	19,683	51,390
MARKETABLE SECURITIES AND SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**6,485,217**	**10,518,461**
.Own portfolio	1,527,190	2,085,627
.Subject to repurchase commitments	3,699,275	7,028,206
.Linked to Brazilian Central Bank	587,318	652,838
.Linked to guarantees rendered	570,146	429,505
.Allowance for losses	-	(27,423)
.Derivative financial instruments	101,288	349,708
INTERBANK ACCOUNTS	**2,580,580**	**2,766,811**
.Payments and receipts pending settlement	1,211,581	1,491,263
.Compulsory deposits:		
- Brazilian Central Bank	1,321,925	1,271,504
- National Housing System - SFH	4,061	4,038
.Interbank onlendings	43,013	-
.Correspondent banks	-	6
INTERDEPARTMENTAL ACCOUNTS	**4,548**	**6,012**
.Third-party funds in transit	2,707	2,334
.Internal transfers of funds	1,841	3,678
LENDING OPERATIONS	**12,008,593**	**11,219,697**
.Lending operations:		
- Public sector	30,622	16,194
- Private sector	12,794,930	11,863,736
.Allowance for lending losses	(816,959)	(660,233)
LEASING OPERATIONS	**101**	**102**
.Leasing operations:		
- Private sector	102	105
.Allowance for leasing losses	(1)	(3)
OTHER CREDITS	**4,553,245**	**4,291,881**
.Foreign exchange portfolio	3,710,428	3,104,863
.Income receivable	311,989	551,472
.Negotiation and intermediation of securities	73,210	79,372
.Sundry	482,453	584,848
.Allowance for other credits losses	(24,835)	(28,674)
OTHER ASSETS	**113,703**	**95,659**
.Other assets	69,389	96,499
.Allowance for other assets losses	(32,241)	(43,508)
.Prepaid expenses	76,555	42,668

UNIBANCO

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	**UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.**	**FINANCIAL**
01158-4	**DATE – JUNE 30, 2002**	**INSTITUTION**
	QUARTERLY INFORMATION	**Corporate Legislation**

BALANCE SHEET

(Amounts expressed in thousands of Reais)

ASSETS	June 30, 2002	March 31, 2002
LONG-TERM ASSETS	**15,677,946**	**11,537,699**
INTERBANK INVESTMENTS	**64,740**	**23,692**
.Interbank deposits	64,740	23,692
MARKETABLE SECURITIES	**7,190,403**	**3,880,048**
.Own portfolio	2,906,811	3,103,230
.Subject to repurchase commitments	2,297,972	-
.Linked to Brazilian Central Bank	1,500,606	475,580
.Certificates of privatization	65	64
.Linked to guarantees rendered	330,553	212,095
.Allowance for losses	-	(67,963)
.Derivative financial instruments	154,396	157,042
INTERBANK ACCOUNTS	**248,599**	**210,040**
.Compulsory deposits:		
- National Housing System - SFH	57,604	57,548
.Interbank onlendings	190,995	152,492
LENDING OPERATIONS	**6,173,336**	**5,740,088**
.Lending operations:		
- Public sector	273,272	235,782
- Private sector	6,116,231	5,702,168
.Allowance for lending losses	(216,167)	(197,862)
LEASING OPERATIONS	**-**	**1**
.Leasing operations:		
- Private sector	-	1
OTHER CREDITS	**1,978,083**	**1,661,813**
.Receivables on guarantees honored	2,017	1,607
.Foreign exchange portfolio	2,462	1,359
.Income receivable	3,190	3,442
.Sundry	1,971,999	1,657,878
.Allowance for other credits losses	(1,585)	(2,473)
OTHER ASSETS	**22,785**	**22,017**
.Prepaid expenses	22,785	22,017
PERMANENT ASSETS	**5,984,784**	**5,580,073**
INVESTMENTS	**5,128,839**	**4,729,423**
.Investments in subsidiary and associated companies	**3,647,784**	**3,242,612**
-Local	2,386,330	2,217,825
-Foreign	1,261,454	1,024,787
.Goodwill on acquisitions of subsidiary companies	1,438,422	1,461,847
.Other investments	52,565	70,919
.Allowance for losses	(9,932)	(45,955)
FIXED ASSETS	**448,183**	**451,175**
.Land and buildings in use	166,298	162,904
.Other fixed assets	682,680	665,738
.Accumulated depreciation	(400,795)	(377,467)
DEFERRED CHARGES	**407,762**	**399,475**
.Organization and expansion costs	810,923	818,838
.Accumulated amortization	(403,161)	(419,363)
TOTAL	**55,764,898**	**51,498,197**

UNIBANCO

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE **01158-4**	**UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.** **DATE – JUNE 30, 2002** **QUARTERLY INFORMATION**	**FINANCIAL** **INSTITUTION** **Corporate Legislation**

BALANCE SHEET

(Amounts expressed in thousands of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2002	March 31, 2002
CURRENT LIABILITIES	**33,655,830**	**33,450,154**
DEPOSITS	**12,783,910**	**11,648,182**
.Demand deposits	2,035,139	1,811,233
.Savings deposits	4,780,898	4,564,033
.Interbank deposits	995,948	593,910
.Time deposits	4,971,925	4,679,006
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	**6,311,355**	**8,892,406**
.Own portfolio	5,513,230	6,661,080
.Third parties portfolio	798,125	2,231,326
RESOURCES FROM SECURITIES ISSUED	**3,107,802**	**2,873,918**
.Mortgage notes	437,228	433,101
.Securities abroad	2,670,574	2,440,817
INTERBANK ACCOUNTS	**1,170,215**	**1,240,449**
.Receipts and payments pending settlement	1,130,588	1,218,026
.Correspondent banks	39,627	22,423
INTERDEPARTMENTAL ACCOUNTS	**361,241**	**206,681**
.Third-party funds in transit	353,283	206,676
.Internal transfers of funds	7,958	5
BORROWINGS	**4,935,271**	**3,828,729**
.Borrowings in Brazil - governmental agencies	451	451
.Foreign borrowings	4,934,820	3,828,278
ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	**1,269,016**	**1,220,209**
.National Treasury	1,034	1,278
.BNDES (National Economic Development Bank)	528,413	478,177
.FINAME (National Industrial Financing Authority)	739,569	740,754
OTHER LIABILITIES	**3,717,020**	**3,539,580**
.Collection of taxes and social contributions	190,770	241,887
.Foreign exchange portfolio	1,968,880	1,912,223
.Social and statutory	231,022	42,304
.Taxes and social security	130,958	127,442
.Negotiation and intermediation of securities	2,010	30,896
.Accounts payable for purchase of assets	104,047	175,121
.Subordinated debt	9,037	-
.Derivative financial instruments	219,347	64,463
.Sundry	860,949	945,244

UNIBANCO

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE 01158-4	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. DATE – JUNE 30, 2002 QUARTERLY INFORMATION	FINANCIAL INSTITUTION Corporate Legislation

BALANCE SHEET
(Amounts expressed in thousands of Reals)

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2002	March 31, 2002
LONG-TERM LIABILITIES	**15,805,723**	**11,735,758**
DEPOSITS	**7,874,823**	**6,158,396**
.Interbank deposits	8	6,090
.Time deposits	7,874,815	6,152,306
RESOURCES FROM SECURITIES ISSUED	**1,127,783**	**929,090**
.Mortgage notes	3,879	11,574
.Securities abroad	1,123,904	917,516
BORROWINGS	**941,260**	**667,954**
.Borrowings in Brazil - governmental agencies	1,035	1,162
.Foreign borrowings	940,225	666,792
ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	**3,238,014**	**3,132,667**
.National Treasury	73,836	73,836
.BNDES (National Economic Development Bank)	2,205,657	2,199,057
.FINAME (National Industrial Financing Authority)	958,521	859,774
OTHER LIABILITIES	**2,623,843**	**847,651**
.Foreign exchange portfolio	2,319	-
.Taxes and social security	366,477	353,756
.Accounts payable for purchase of assets	60,827	72,849
.Subordinated debt	568,880	-
.Derivative financial instruments	64,277	15,052
.Sundry	1,561,063	405,994
DEFERRED INCOME	**41,466**	**10,817**
.Deferred income	41,466	10,817
STOCKHOLDERS' EQUITY	**6,261,879**	**6,301,468**
.Capital:	**3,690,602**	**3,690,602**
- Local residents	2,601,803	2,600,629
- Foreign residents	1,088,799	1,089,973
.Capital reserves	157,895	157,740
.Revaluation reserve on subsidiaries	3,897	5,134
.Revenue reserves	2,707,592	2,305,695
.Unrealized gains and losses - marketable securities and derivative financial instruments	(209,159)	-
.Treasury stocks	(88,948)	(88,948)
. Retained earnings	-	231,245
TOTAL	**55,764,898**	**51,498,197**

UNIBANCO

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE 01158-4	UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A. DATE – JUNE 30, 2002 QUARTERLY INFORMATION	FINANCIAL INSTITUTION Corporate Legislation

STATEMENT OF INCOME
(Amounts expressed in thousands of Reais)

	From April 1, 2002 To June 30, 2002	From Jan 1, 2002 To June 30, 2002	From April 1, 2001 To June 30, 2001	From Jan 1, 2001 To June 30, 2001
REVENUE FROM FINANCIAL INTERMEDIATION	**2,524,574**	**4,330,441**	**1,571,891**	**3,009,491**
Lending operations	1,488,755	2,520,013	948,006	1,800,503
Leasing operations	-		(16)	(51)
Marketable securities	1,330,079	2,165,767	647,535	1,253,365
Derivative financial instruments	(340,165)	(449,130)	(67,767)	(124,909)
Foreign exchange transactions	29,556	62,093	34,009	62,816
Compulsory deposits	16,349	31,698	10,124	17,767
EXPENSES ON FINANCIAL INTERMEDIATION	**(2,231,616)**	**(3,473,354)**	**(1,226,545)**	**(2,353,643)**
Deposits and securities sold	(1,638,845)	(2,571,348)	(922,210)	(1,782,972)
Borrowings and onlendings	(260,442)	(401,352)	(166,144)	(277,871)
Provision for lending, leasing and other credits losses	(332,329)	(500,654)	(138,191)	(292,800)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**292,958**	**857,087**	**345,346**	**655,848**
OTHER OPERATING INCOME (EXPENSES)	**(78,882)**	**(358,828)**	**(139,518)**	**(267,116)**
Services rendered	313,747	599,775	231,272	460,810
Salaries, benefits, training and social security(28	0,239)	(555,858)	(240,553)	(457,192)
Other administrative expenses	(380,864)	(756,821)	(301,543)	(591,553)
Financial transaction and other taxes	(55,983)	(121,631)	(38,674)	(82,911)
Equity in results of subsidiary companies	235,682	448,272	247,657	473,647
Other operating income	194,263	260,423	56,829	111,765
Other operating expenses	(105,488)	(232,988)	(94,506)	(181,682)
OPERATING INCOME	**214,076**	**498,259**	**205,828**	**388,732**
NON-OPERATING INCOME EXPENSE), NET	**(5,106)**	**(12,759)**	**1,928**	**46,059**
INCOME BEFORE TAXES AND PROFIT SHARING	**208,970**	**485,500**	**207,756**	**434,791**
INCOME TAX AND SOCIAL CONTRIBUTION	**75,212**	**61,891**	**41,495**	**54,928**
Current	(12,452)	(62,341)	(11,793)	(11,793)
Deferred	87,664	124,232	53,288	66,721
PROFIT SHARING	**(31,078)**	**(72,211)**	**(28,944)**	**(59,019)**
Management	(1,708)	(3,528)	(1,250)	(2,178)
Employees	(29,370)	(68,683)	(27,694)	(56,841)
NET INCOME	**253,104**	**475,180**	**220,307**	**430,700**
Number of outstanding shares (Note 14a)	138,546,812,212	138,546,812,212	140,328,646,079	140,328,646,079
Net income per shares:R$	0.00183	0.00343	0.00157	0.00307

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The consolidated operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, besides the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives, principally, related to insurance, credit card operations, capitalization plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its subsidiaries (Unibanco Consolidated), which comprise the accounts of Unibanco – União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries, and its jointly controlled companies, as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities and Exchange Commission (CVM). Intercompany investments, balances, income and expenses, as well as intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction 247/96, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

- income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;
- the effects of the provisions to adjust the assets to market or realizable values;
- the adjustments to the insurance, capitalization and retirement plans technical reserves;
- the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
- the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
- the provision for social contribution calculated atthe rate of 9% on the adjusted income before income tax;
- tax credits calculated on temporary differences between book value and tax amounts and on tax losses; and
- profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and decreased by the related unearned income and/or allowances for losses, except for the marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented since the first semester of 2002, as stated in Note 3 (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover possible future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

The Brazilian Central Bank has established new rules for the recording and valuation of marketable securities and derivative financial instruments, which effects are recognized in the financial statements for the period ended June 30, 2002.

Marketable securities

According to Brazilian Central Bank Circular 3068 issued on November 8, 2001 and the supplemental regulation, marketable securities must be classify into one of three categories, based on the intent to negotiate on the acquisition date (during the implementation of the new rule, the bank has adopted transitional criteria), and accounted for as follow:

- Trading securities – marketable securities acquired for trading purpose – they are stated at cost plus, accrued interest and adjusted to their fair values and unrealized gains and losses are recognized in current operations.

- Securities available for sale – marketable securities acquired as part of the Unibanco strategy for the risk management of interest rates, they could be negotiated as a result of the changes in the interest rates, for changes in payments conditions or other factors. They are stated at cost plus accrued interest, and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders' equity, net of applicable taxes, in "Unrealized gains and losses – marketable securities and derivative financial instruments". The realized gains and losses are recognized based on the applicable trade date in a contra account in stockholders' equity item.

- Securities held to maturity – marketable securities that there is intention and financial ability to retain them until the maturity. They are carried at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

According to Brazilian Central Bank Circular 3082 issued on January 30, 2002 and the supplemental regulation, the derivative financial instruments are classified based on Unibanco's intent at trade date for hedging or non-hedging purpose.

- Transactions involving derivative financial instruments to meet customer needs or for own purpose that did not meet hedging accounting criteria established by the Central Bank, primary derivatives used to manage the global exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

- Derivative financial instruments designed for hedging or to modify characteristics of assets or liabilities and (i) highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

  - Fair value hedge. The financial assets and liabilities and the related derivative financial instruments are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

  - Cash flow hedge. The effective hedge portion of financial assets and liabilities is accounted for at fair value and unrealized gains and losses recorded as a separate component of stockholders' equity, net of applicable taxes, in "Unrealized gains and losses – marketable securities and derivative financial instruments". The non-effective hedge portion is recognized currently in earnings.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. In 2002, the effects in subsidiaries and associated companies resulted from the new rules to recorded and valuation of marketable securities and derivative financial instruments, as mentioned in Note 3 (c) were recognized in Unibanco as "Unrealized gains and losses – marketable securities and derivative financial instruments and "Retained earnings", so as to maintain the original record made by the subsidiaries and associated companies.

Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge which are presented since the first semester of 2002, as per Note 3 (c).

4. Marketable Securities

(a) Trading assets

	Unibanco		Unibanco Consolidated	
Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	**4,850,363**	**4,635,925**	**6,447,540**	**6,197,168**
Financial treasury bills	45,694	45,659	788,619	786,592
Treasury bills	2,134,774	2,109,537	2,361,274	2,336,032
Central bank notes	2,138,199	1,992,893	2,328,387	2,177,066
Treasury notes	531,696	487,836	969,249	897,467
Other	-	-	11	11
Opened mutual funds (1)	**186**	**186**	**968,345**	**968,345**
Other	-	-	**193,371**	**193,370**
Total	**4,850,549**	**4,636,111**	**7,609,256**	**7,358,883**

(1) Opened mutual funds are substantially held by insurance, capitalization and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities were classified as current assets, independently of their maturity date, since these securities are actively and frequently traded.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Securities available for sale

(i) Amortized cost, plus accrued income, and fair value:

	Unibanco			Unibanco Consolidated		
Issuer/Type of investment	Amortized cost	Fair value adjustment (1)	Fair value	Amortized cost	Fair value adjustment (1)	Fair value
Federal government	**971,439**	**(75,165)**	**896,274**	**1,876,924**	**(88,662)**	**1,788,262**
Financial treasury bills	-	-	-	736,522	(11,122)	725,400
Central bank notes	784,001	(61,066)	722,935	817,188	(61,521)	755,667
Treasury notes	130,266	(5,298)	124,968	258,750	(5,298)	253,452
Other	57,172	(8,801)	48,371	64,464	(10,721)	53,743
Brazilian sovereign bonds	**717,557**	**(185,591)**	**531,966**	**718,441**	**(185,879)**	**532,562**
Corporate debt securities	**2,512,797**	**(47,071)**	**2,465,726**	**2,828,648**	**(55,409)**	**2,773,239**
Debentures	2,083,164	(34,525)	2,048,639	2,357,615	(37,842)	2,319,773
Eurobonds	193,353	(6,274)	187,079	214,682	(8,425)	206,257
Other	236,280	(6,272)	230,008	256,351	(9,142)	247,209
Bank debt securities	**454,425**	**(12,366)**	**442,059**	**433,337**	**(12,385)**	**420,952**
Eurobonds	325,952	(12,366)	313,586	275,783	(12,385)	263,398
Mortgage notes	82,257	-	82,257	82,257	-	82,257
Time deposits	45,935	-	45,935	70,980	-	70,980
Other	281	-	281	4,317	-	4,317
Marketable equity securities	**169,503**	**(17,910)**	**151,593**	**186,113**	**(21,266)**	**164,847**
Opened mutual funds	-	-	-	**155,661**	-	**155,661**
Total	**4,825,721**	**(338,103)**	**4,487,618**	**6,199,124**	**(363,601)**	**5,835,523**

(1) Recorded as a component of stockholders' equity.

(ii) Amortized cost and fair value by maturity:

	Unibanco		Unibanco Consolidated	
Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	126,438	123,233	131,466	128,398
Between 3 months and 1 year	510,463	505,952	692,039	686,272
Between 1 and 3 years	1,762,209	1,645,007	2,138,338	2,020,810
Between 3 and 5 years	926,661	892,556	1,318,965	1,270,804
Between 5 and 15 years	1,318,302	1,169,213	1,513,057	1,358,861
More than 15 years	-	-	49,895	49,895
No stated maturity	181,648	151,657	355,364	320,483
Total	**4,825,721**	**4,487,618**	**6,199,124**	**5,835,523**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) Securities held to maturity

(i) Amortized cost, plus accrued income:

Issuer/Type of investment	Unibanco	Unibanco Consolidated
	Amortized cost	
Federal government	**3,605,841**	**4,837,350**
Central bank notes	684,470	1,675,677
Treasury notes	2,921,371	3,143,972
Other	-	17,701
Brazilian sovereign bonds	**268,280**	**268,280**
Corporate debt securities	**416,296**	**443,705**
Eurobonds	416,296	443,705
Bank debt securities	**5,790**	**35,978**
Eurobonds	5,790	35,978
Total	**4,296,207**	**5,585,313**

The fair value of these securities was R$3,815,693 in Unibanco and R$5,006,185 in Unibanco Consolidated. The difference between amortized cost and the fair value amounted R$480,514 in Unibanco and R$579,128 in Unibanco Consolidated and correspondent mainly to bonds issued by Brazilian federal government.

(ii) Amortized cost by maturity:

Maturity	Unibanco	Unibanco Consolidated
	Amortized cost	
Less than 3 months	110,192	110,192
Between 3 months and 1 year	856,849	1,084,345
Between 1 and 3 years	2,524,210	3,563,528
Between 3 and 5 years	703,462	725,754
Between 5 and 15 years	101,494	101,494
Total	**4,296,207**	**5,585,313**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of its liability operations, as parameters to define the financial ability.

The resources of third parties which are related to the securities held to maturity, for Unibanco Consolidated compared with the portfolios is as follow:

Securities held to maturity	Amortized cost as of June 30,	Average interest rate per annum	Average term in months
I. Securities abroad at December 31, 2001			
U.S. dollar-denominated (1)	747,964	8.01%	33
II. Securities of acquired banks			
U.S. dollar-indexed (1)	897,433	10.25%	19
III. Securities held to maturity with third parties			
. U.S. dollar-indexed securities	3,922,215	8.79%	26
U.S. dollar-denominated third parties' resources	3,922,215	5.56%	46
Annual spread		3.06%	
. Other securities			
General Market Prices to Consumers Index (IGP-M) - indexed securities	17,701	20.32%	39
General Market Prices to Consumers Index (IGP-M) - indexed third parties resources	17,701	6.00%	39
Annual spread		13.51%	
Total of securities held to maturity	**5,585,313**	**8.95%**	**26**

(1) Securities held to maturity based on own capital.

(iv) Fair value determination

The fair value of marketable securities was based on the average rate in effect on the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

(d) Prior year adjustments

As a result of adoption of new rules established by Central Bank Circular 3068 and supplemental regulation, the adjustments resulted from the application of new rules for recording and valuating the marketable securities, using the fair value as of December 31, 2001 for the securities portfolio of Unibanco and its subsidiaries, resulted in an effect in stockholders' equity of: (i) R$39,680 as a credit in "Retained earnings", resulting of securities classified as trading securities, and (ii) R$31,398 as a charge in "Unrealized gains and losses – marketable securities and derivative financial instrument", and as a credit in "Retained earnings" and R$21,915 as credit in "Unrealized gains and losses – marketable securities and derivative financial instrument", resulting of securities available for sale.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) *Components of the lending and leasing operations portfolio by type and by maturity:*

	Unibanco	Unibanco Consolidated
By type		
Discounted loans and notes	10,830,273	11,149,837
Financing	7,108,230	8,437,051
Agricultural	704,051	704,051
Real estate loans	572,501	580,968
Credit card	-	2,840,346
Total lending operations	**19,215,055**	**23,712,253**
Leasing operations	102	656,949
Advances on exchange contracts (1)	1,649,929	1,649,929
Total lending operations, leasing and advances on exchange contracts	**1,650,031**	**2,306,878**
Guarantees honored	2,017	2,017
Other receivables (2)	229,158	261,049
Total other credits	**231,175**	**263,066**
Co-obligation on credit card customer financing (3)	-	**252,973**
Total risk	**21,096,261**	**26,535,170**
By maturity		
Past-due for more than 15 days (Note 5d)	433,953	1,557,944
Falling due:		
Less than 3 months (4)	7,388,906	10,527,605
Between 3 months and 1 year	6,752,888	7,229,110
Between 1 and 3 years	3,887,622	4,512,574
More than 3 years	2,632,892	2,707,937
Total risk	**21,096,261**	**26,535,170**

(1) Recorded in "Other liabilities" and "Other credits" - "Foreign exchange portfolio".
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded as off-balance sheet items.
(4) Includes 14 days past-due amounts.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated	
	Value	% of distribution	Value	% of distribution
Manufacturing				
Electricity, gas and water	1,164,984	5.5	1,180,074	4.4
Automobile industry	1,026,579	4.9	1,047,290	3.9
Chemical and pharmaceutical	972,141	4.6	999,465	3.8
Food, beverages and tobacco	920,725	4.4	957,169	3.6
Paper, paper products, printing and publishing	744,835	3.5	762,144	2.9
Basic metal industries	683,188	3.2	694,112	2.6
Production of metal goods	555,652	2.6	570,063	2.1
Petrochemical	434,047	2.1	442,439	1.7
Extractive	359,281	1.7	371,831	1.4
Textiles, clothing and leather goods	348,170	1.7	359,072	1.4
Production of machines and equipment	251,418	1.2	261,709	1.0
Electronic and communications equipment	218,795	1.0	227,605	0.9
Wood and wood products, including furniture	195,881	0.9	212,911	0.8
Electric and electronic	155,724	0.7	160,227	0.6
Non-metallic minerals	101,659	0.5	112,229	0.4
Rubber and plastic	-	-	100,626	0.4
Other manufacturing industries	116,271	0.6	29,457	0.1
Subtotal	**8,249,350**	**39.1**	**8,488,423**	**32.0**
Individual				
Consumer loans	3,553,533	16.8	5,104,803	19.2
Credit card	-	-	3,093,320	11.7
Residential mortgage loans	541,798	2.6	550,266	2.1
Lease financing	-	-	167,745	0.6
Subtotal	**4,095,331**	**19.4**	**8,916,134**	**33.6**
Residential construction loans	**96,700**	**0.5**	**96,700**	**0.4**
Trade				
Wholesale	1,192,057	5.7	1,297,822	4.9
Retail	849,754	4.0	1,077,495	4.1
Lodging and catering services	76,632	0.4	83,636	0.3
Subtotal	**2,118,443**	**10.1**	**2,458,953**	**9.3**
Financial service				
Financial companies	818,467	3.9	184,623	0.7
Insurance companies and private pension funds	56,330	0.2	56,805	0.2
Subtotal	**874,797**	**4.1**	**241,428**	**0.9**
Other service				
Post office and telecommunications	1,005,920	4.8	1,026,158	3.9
Transportation	569,726	2.7	905,363	3.4
Real estate services	443,901	2.1	478,797	1.8
Cultural and sportive leisure activities	415,636	2.0	426,160	1.6
Construction	260,038	1.2	362,840	1.4
Associative activities	162,657	0.8	173,753	0.7
Health and social services	105,928	0.5	119,732	0.5
Education	-	-	95,749	0.4
Rent a car	1,669	-	6,649	-
Other	1,992,114	9.4	2,034,280	7.4
Subtotal	**4,957,589**	**23.5**	**5,629,481**	**21.1**
Agriculture, livestock, forestry and fishing	**704,051**	**3.3**	**704,051**	**2.7**
Total	**21,096,261**	**100.0**	**26,535,170**	**100.0**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated	
Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,988,373	14.2	2,509,300	9.4
50 following clients	5,432,082	25.7	5,219,376	19.7
100 following clients	3,351,697	15.9	3,364,095	12.7
Other clients	9,324,109	44.2	15,442,399	58.2
Total	**21,096,261**	**100.0**	**26,535,170**	**100.0**

(d) Components of lending, leasing and other credits by risk level, as established in Resolution 2682 of the Brazilian National Monetary Council:

								Unibanco
	% minimum		Past-due credits					
Risk level	allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,374,619	-	-	10.374.619	49.2	6,800	-
A	0.5	4,075,077	-	-	4,075,077	19.3	20,374	0.5
B	1.0	2,032,148	88,242	19,028	2,139,418	10.1	21,393	1.0
C	3.0	2.845.638	194,148	63,282	3,103,068	14.7	118,709	3.8
D	10.0	205.356	104,190	46,084	355,630	1.7	69,298	19.5
E	30.0	153.744	60,038	26,931	240,713	1.1	95,018	39.5
F	50.0	71.227	64,607	28,197	164,031	0.8	107,122	65.3
G	70.0	133.201	46,379	27,761	207,341	1.0	184,469	89.0
H	100.0	101.302	112,392	222,670	436,364	2.1	436,364	100.0
Total		**19.992.312**	**669,996**	**433,953**	**21,096,261**	**100.0**	**1,059,547**	
% of total risk							**5.0%**	

								Unibanco Consolidated
	% minimum		Past-due credits					
Risk level	allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,735,780	-	-	10,735,780	40.5	6,800	0.1
A	0.5	7,447,087	-	-	7,447,087	28.0	43,273	0.6
B	1.0	2,083,181	151,385	253,021	2,487,587	9.4	26,321	1.1
C	3.0	3,123,844	255,977	225,745	3,605,566	13.6	146,846	4.1
D	10.0	223,146	125,058	172,846	521,050	2.0	102,501	19.7
E	30.0	164,985	70,046	149,516	384,547	1.4	161,732	42.1
F	50.0	81,327	72,412	165,834	319,573	1.2	203,291	63.6
G	70.0	143,055	51,857	156,490	351,402	1.3	296,024	84.2
H	100.0	120,380	127,706	434,492	682,578	2.6	682,578	100.0
Total		**24,122,785**	**854,441**	**1,557,944**	**26,535,170**	**100.0**	**1,669,366**	
% of total risk							**6.3%**	

The allowance for lending, leasing and other credits losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is utilized as a general rule however, based on the judgment and experience of management, higher percentages are used within each level in order to more accurately assess the risk of certain clients, operations or portfolios.

(e) The operations renegotiated in the quarter with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$209,490 in Unibanco and R$305,296 in Unibanco Consolidated. These operations relate to active portfolio and credits written off against loss, and were recorded with intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will be better classified only after the payment of a

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

significant portion of the renegotiated debt. For such reclassification, the minimum payment percentage established by Unibanco is 25%.

(f) Changes in the allowance for lending, leases and other credit losses during the quarter:

	Unibanco	Unibanco Consolidated
Balance at March 31, 2002	**889,245**	**1,495,744**
Provision for loan losses	332,329	612,804
Loan charge-offs	(162,027)	(439,182)
Balance at June 30, 2002	**1,059,547**	**1,669,366**
Loan recoveries (1)	**44,796**	**104,042**

(1) Loan recoveries were recorded as revenue from "Lending operations" and "Leasing operations".

6. Foreign Exchange Portfolio

(a) Balance sheet accounts

	Unibanco	Unibanco Consolidated
Assets - Other credits		
Unsettled exchange purchases	2,678,821	2,687,352
Rights on foreign exchange sold	1,176,080	1,183,446
(-) Contracted advances in local currency	(175,749)	(183,115)
Income receivable from contracted advances	29,738	29,738
Other	4,000	4,000
Total	**3,712,890**	**3,721,421**
Liabilities - Other liabilities		
Unsettled exchange sales	1,201,766	1,209,142
Obligations for foreign exchange purchased	2,385,338	2,393,932
(-) Advances on exchange contracts	(1,620,192)	(1,620,192)
Other	4,287	4,290
Total	**1,971,199**	**1,987,172**
Off-balance sheet		
Import credits - outstanding	157,974	165,459
Confirmed export credits	1,173	2,118

(b) Statement of income

	Unibanco	Unibanco Consolidated
Income from foreign exchange transactions	1,040,285	1,112,579
Expenses from foreign exchange transactions	(473,286)	(541,010)
Income from foreign currency financing	194,983	194,983
Income from foreign short-term interbank investments	13,470	13,473
Expenses from obligations with foreign bankers	(730,894)	(731,102)
Other	(15,002)	(15,002)
Foreign exchange transactions	**29,556**	**33,921**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

7. Other Credits

	Unibanco	Unibanco Consolidated
Negotiation and intermediation of securities		
Debtors - pending settlement	46,495	183,562
Financial assets and commodities to liquidate	26,715	187,963
Other	-	11,293
Total	**73,210**	**382,818**
Short-term	**73,210**	**382,437**
Long-term	**-**	**381**
Sundry		
Deferred tax (Note 15a)	932,737	1,809,184
Social contribution carry forward (1)	286,683	508,747
Judicial deposits for civil and labor suits	532,846	909,753
Notes and credits receivable	178,911	231,871
Receivables from sale of assets	50,247	89,128
Prepaid taxes	85,449	383,649
Salary advances and other	45,768	60,594
Government benefit advances	31,729	31,729
Receivables from credit card operations	-	142,294
Other	310,082	794,954
Total	**2,454,452**	**4,961,903**
Short-term	**482,453**	**1,485,653**
Long-term	**1,971,999**	**3,476,250**

(1) The social contribution carry forward, related to an option in article 8th of Provisional Measure 2113-29/2001, is being offset in accordance with established fiscal parameters.

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	US$ thousand	R$ thousand
Current assets	2,994,814	8,518,448
Long-term assets	1,601,461	4,555,196
Permanent assets	222	633
Total assets	**4,596,497**	**13,074,277**
Current liabilities	2,838,288	8,073,227
Long-term liabilities	1,309,982	3,726,112
Deferred income	232	659
Branch equity	447,995	1,274,279
Total liabilities	**4,596,497**	**13,074,277**
Net income for the quarter	**20,232**	**57,548**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as "Equity in results of subsidiary and associated companies" in the statement of income in the group "Other operating income (expenses)" and amounted to R$235,682 in Unibanco and R$12,918 (negative) in Unibanco Consolidated. The foreign branches and subsidiary companies exchange gains in the amount of R$473,588 in Unibanco and R$511,748 in Unibanco Consolidated were recognized as "Other operating income". As a result of the high foreign exchange volatility, Unibanco partially hedged its foreign investments in U.S. dollars in the amount of US$640 million. The expense of R$283,484 in Unibanco and Unibanco Consolidated was also recorded in "Other operating income", reducing the exchange gains on foreign investments. The investments in subsidiary and associated companies and the following main events relate to investments in subsidiary and associated companies in the second quarter of 2002:

	Number of shares or quotas		Percentage holding (%)		Adjusted stockholders' equity	Adjusted net income (loss)
	Common	Preferred	Unibanco	Unibanco Consolidated		
Subsidiary companies						
Unipart Participações Internacionais Ltd.	1,322,400	-	90.844	100.000	1,353,502	19,043
Unibanco Representação e Participações Ltda. (1)	834,589,245	-	99.893	99.893	1,186,219	93,136
Caixa Brasil Participações S.A. (2)	123,304,050,478	-	100.000	100.000	495,454	42,998
Banco Credibanco S.A.	211,861,478	198,846,054	98.883	98.883	274,365	29,102
Banco Fininvest S.A.	3,931	1,030	99.839	99.839	224,607	11,906
Banco Dibens S.A.	3,201,455,716	-	51.000	51.000	171,827	9,413
Unibanco Leasing S.A. – Arrendamento Mercantil	264,919	-	99.999	99.999	109,745	1,841
Unibanco Corretora de Valores Mobiliários S.A. (3)	30,000,000	30,000,000	99.9991	00.000	53,534	926
Banco1.net S.A. (8)	21,775,475	-	54.986	54.986	47,554	(4,470)
Unibanco Securities Ltd.	17,770,000	-	100.000	100.000	31,874	(1,606)
Unibanco Asset Management – Banco de Investimento S.A.	1,468,400	1,262,829	93.000	93.000	18,753	5,985
Main Unipart Participações Internacionais Ltd.'s direct and indirect subsidiary companies (i)						
Unibanco Cayman Bank Ltd.	13,252,004	-	-	100.000	732,905	54,864
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	-	100.000	200,637	9,336
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	-	99.999	162,586	4,963
Interbanco S.A.	18,999,793	-	-	99.999	45,461	6,714
Unibanco Securities, Inc.	1,500	-	-	100.000	3.236	168
Main Unibanco Representação e Participações Ltda.'s direct and indirect subsidiary companies (i)						
Unibanco AIG Seguros S.A. (8)	336,204,913	183,878,707	-	49.692	1,183,541	77,953
Unibanco AIG Previdência S.A. (8)	465,403	-	-	100.000	98,969	7,225
Unibanco Companhia de Capitalização (8)	4,194,130	-	-	99.992	374,358	9,842
Unibanco AIG Saúde Seguradora S.A. (8)	20,000,000	-	-	100.000	25,291	706
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	-	100.000	191,087	(9,072)
Unibanco Empreendimentos Ltda.	150,488,716	-	-	100.000	129,914	119
BWU Representação e Participações Ltda. (8)	36,133,577	93,947,299	-	60.000	41,121	(2,508)
Estrel Administração e Corretagem de Seguros Ltda.	33,997	-	-	99.991	42,049	5,786
Caixa Brasil Participações S.A.'s direct subsidiary company						
Banco Bandeirantes S.A. (2) and (3)	78,728,068,140	68,155,559,063	1.890	100.000	501,570	43,399

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

	Number of shares or quotas		Percentage holding (%)		Adjusted stockholders' equity	Adjusted net income (loss)
	Common	Preferred	Unibanco	Unibanco Consolidated		
Jointly controlled companies (i)						
Credicard S.A.- Administradora de Cartões de Crédito (8)	12,937,771	-	-	33.333	409,968	171,779
Serasa – Centralização de Serviços dos Bancos S.A. (8)	360,890	348,855	-	19.045	138,912	16,708
Banco Investcred S.A. (8)	95,290	-	50.000	50.000	113,130	2,994
Tecnologia Bancária S.A. (8)	762,277,905	-	-	21.433	106,343	3,351
Redecard S.A. (8)	199,990	400,000	-	31.943	61,509	26,875
Cibrasec – Companhia Brasileira de Securitização	7,500	-	12.499	12.499	37,772	1,088
Interchange Serviços S.A. (8)	74,999,999,998	-	-	25.000	23,675	(1)
FMX S.A. Sociedade de Crédito, Financiamento e Investimento (6)	83,115	83,115	-	50.000	27,005	2,971
Unibanco Rodobens Administradora de Consórcios Ltda. (8)	11,298,500	-	-	50.000	20,881	1,713
BUS Holding S.A. (5)	6,343	127	-	38.861	9,477	1,496
Associated companies						
AIG Brasil Companhia de Seguros (7) and (8)	54,213,933	-	-	49.999	71,326	(2,491)

	Equity in results adjustments		Investments value	
	Unibanco	Unibanco Consolidated	Unibanco	Unibanco Consolidated
Subsidiary companies				
Unipart Participações Internacionais Ltd.	32,521	-	1,229,580	-
Unibanco Representação e Participações Ltda. (1)	93,199	-	1,184,948	-
Caixa Brasil Participações S.A. (2)	53,436	-	311,832	-
Banco Credibanco S.A.	28,776	-	271,301	-
Banco Fininvest S.A.	11,874	-	224,246	-
Banco Dibens S.A.	4,806	-	87,632	-
Unibanco Leasing S.A. – Arrendamento Mercantil	1,884	-	109,744	-
Unibanco Corretora de Valores Mobiliários S.A. (3)	1,764	-	53,534	-
Banco1.net S.A. (8)	(2,348)	-	26,148	-
Unibanco Securities Ltd.	(1,606)	-	31,874	-
Unibanco Asset Management - Banco de Investimento S.A.	5,575	-	17,440	-
Others (4)	558	-	31,969	-
Unibanco Representação e Participações Ltda.'s direct and indirect subsidiary companies (i)				
Others	-	-	-	16,580
Caixa Brasil Participações S.A.'s direct subsidiary company				
Banco Bandeirantes S.A. (2) and (3)	1,117	-	5,927	-
Jointly controlled companies (i)				
Banco Investcred S.A. (8)	1,497	-	56,565	-
Cibrasec – Companhia Brasileira de Securitização	136	-	5,044	-
BUS Holding S.A. (5)	1,886	(4)	-	-
Others	607	(12,197)	-	-
Associated companies				
AIG Brasil Companhia de Seguros (7) and (8)	-	(1,246)	-	35,663
Others	-	529	-	8,996
Total	**235,682**	**(12,918)**	**3,647,784**	**61,239**

91

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(i) The percentage shown in the Unibanco Consolidated column refers to the controlling companies' percentage holding.

(1) In a quotaholder meeting held at March 30, 2002 it was approved the distribution of dividends in the amount of R$500,000, to be payable up to December 31, 2002.

(2) The difference between the net income and the equity in results adjustments and stockholders' equity and the investment are result of gains to be realized on the sale of companies between companies of Unibanco's Group, that are being recognized in line with amortization of goodwill.

(3) The difference between the net income of this company and the equity adjustment recognized in income, relates to the restatement of stock exchange membership certificates taken directly to net equity of the investee company.

(4) Refer mainly to our investment in Unibanco Participações Internacionais Ltda, ex controller of Unibanco Cayman Ltda, acquired by Unipart Participações Internacionais Ltda.

(5) The National Telecomunications Agency (Anatel), through Act n° 21.581 published in the official Gazette on February 8, 2002, authorized Unibanco to reduce its common stock interest in BUS Holding S.A., which was the reason why the control started to be shared. The Extraordinary Shareholders' Meeting at June 28,2002 approved a capital decrease in BUS Holding S.A. through redemption and cancellation of 23,191 preferred class B shares. At the same date, Unibanco increased the capital of Unibanco Representação e Participações Ltda., giving its shares of BUS Holding S.A.

(6) The company name will be changed to Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, after Central Bank's approval.

(7) Equity in results adjustments based on the financial statements of May 2002.

(8) Companies audited by other independent auditors.

(ii) In May 2002, Banco1.net acquired 100% of the capital of Investshop Corretora de Valores Mobiliários e Câmbio S.A. and Investshop Participações S.A. by R$8,039.

(iii) In April 2002, the Brazilian Central Bank approved the acquisition of 24.5% of total capital of Unicorp Bank & Trust Ltd., by Unipart Participações Internacionais Ltd., for US$36,000 million with a goodwill of US$18,844 million, that will be amortized up to ten years. As a result of this transaction, Unibanco own 100% of Unicorp's capital.

(b) Goodwill on acquisition of subsidiary companies

The goodwill relating to the acquisition of subsidiary companies is being amortized up to ten years, according to the expected period of benefit, and the amortized amount is recorded in "Other operating expenses". The consolidated balance of goodwill to be amortized and the amount amortized during the quarter were as follows:

Subsidiaries	Balance to be amortized	Amortization during the quarter
Bandeirantes	923,537	13,407
Credibanco	36,635	3,140
Fininvest	375,314	3,877
Investcred	54,947	1,472
Unicorp	52,709	893
Other	53,134	2,427
Total	**1,496,276**	**25,216**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

10. Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are restated using the saving deposits index, plus average interest of 11.65% per annum, and are payable up to September 12, 2003.

(b) Euronotes

Maturity (1)	Currency	Unibanco	Unibanco Consolidated
Less than 3 months	US$	845,360	592,137
	EUR	65,247	65,247
		910,607	**657,384**
From 3 to 12 months	US$	1,074,642	921,520
	EUR	68,639	68,437
		1,143,281	**989,957**
From 1 to 3 years	US$	658,587	841,331
	EUR	282,801	269,114
		941,388	**1,110,445**
From 3 to 5 years	US$	**31,542**	**36,053**
From 5 to 15 years	US$	**74,227**	**82,639**
Total		**3,101,045**	**2,876,478**

(1) The maturity date considers, when applicable, the date the investor may ask to anticipate redemption (put rights).

The average interest rate at June 30, 2002 was 6.75% per annum in Unibanco and 6.86% per annum in Unibanco Consolidated.

(d) Commercial Paper Programs

The commercial paper programs, in the amount of R$562,184 in Unibanco and Unibanco Consolidated, are issued by Grand Cayman branch and are payable up to April 17, 2003, with interest at rates between 2.17% and 2.30% per annum.

(e) The other issues totaled R$131,249 in Unibanco and R$65,248 in Unibanco Consolidated with maturities up to July 11, 2005 and an average interest rate of 7.94% per annum.

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Bank for Economic and Social Development).

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

12. Fiscal, Employee and Civil Litigations

Unibanco and its subsidiaries are defendants in several legal actions, relating principally to income taxes, indirect taxes and labor claims. Based on the advice of our external counsel, Unibanco and its subsidiaries recorded provisions to offset possible future losses, based on the success probability of the suits. Provisions recorded and the changes in the provision were as follows:

	Unibanco	Unibanco Consolidated
Balance at March 31, 2002	**698,764**	**1,554,841**
Provisions for acquired companies	-	2,122
Provision charged	64,769	119,996
Payments	(15,765)	(18,827)
Reversal of provisions	-	(26,804)
Balance at June 30, 2002	**747,768**	**1,631,328**

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suit, including those relating to the constitutionality of certain taxes and the potential liability is fully provided.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against Unibanco and its subsidiaries on a variety of matters, including previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Bandeirantes shareholders' claims

Certain former minority shareholders of Banco Bandeirantes S.A. (Bandeirantes) have initiated lawsuits against Bandeirantes, Caixa Geral de Depósitos, former controlling shareholders of Bandeirantes and/or against Unibanco. Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have also filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

13. Other Liabilities

(a) *Subordinated debt*

The step-up subordinated callable notes in the amount of R$577,917 (US$200,000 thousand) in Unibanco and R$577,733 in Unibanco Consolidated were issued in April 30, 2002 by Grand Cayman branch. The notes have a ten-years term, pay interest semi-annually and can be totally, but not partially, redeemed on April 30, 2007 or on each subsequent date of payment of interest. The notes bear a coupon of 9.375% per annum in the first five years and 11.79% per annum thereafter.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Sundry

	Unibanco	Unibanco Consolidated
Provision for labor and civil litigation	381,291	714,783
Provisions for personnel and administrative expenses	168,164	247,691
Amounts payable to associated company	39,408	-
Payable for official agreement	72,925	72,925
Payable related to insurance	-	260,805
Payable to merchants - credit card	-	1,221,897
Sale of rights of receipt of future flow of payment orders abroad (1)	1,137,760	1,137,760
Other	622,464	379,060
Total	**2,422,012**	**4,034,921**
Short-term	**860,949**	**2,116,756**
Long-term	**1,561,063**	**1,918,165**

(1) Amount received on May 31, 2002 related to the sale of rights of receipt of future flow of payment orders receivable from Unibanco from its overseas correspondent banks, totaling US$400,000 thousand, with charge of Libor plus 0.57% per annum, paid quarterly and final maturity in March, 2009.

14. Stockholders' Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	75,568,744,349	-	75,568,744,349
Preferred	62,978,067,863	2,339,021,106	65,317,088,969
Total	**138,546,812,212**	**2,339,021,106**	**140,885,833,318**

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class "B" preferred share issued by Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each *Global Depositary Share* (GDS) is represented by 500 *Units,* and is traded in the international market.

(b) Dividends and interest on own capital

All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank's annual net income as stated in the statutory accounting records, adjusted for transfers to the legal reserve.

On July 24, 2002, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2002 in the amount of R$160,012 representing R$1.1047 per 1,000 common shares and R$1.2152 per 1,000 preferred shares. The payment of the dividends was made as from July 31, 2002 and corresponding to 35.45% of the net income for the semester, after deduction of legal reserve.

For each *Unit* there were dividends of R$2.3352 per 1,000, of Units attributed, R$1.1200 from Holdings and R$1.2152 from Unibanco. For each GDS there were dividends of R$1.16760 attributed.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

During the first quarter, 41,400,000 preferred shares issued by Unibanco were repurchased by an average price of R$52.67. The minimum and maximum acquisition prices were R$52.30 and R$53.53, respectively, based on approval of the Board of directors of Unibanco and Holdings on December 27, 2001.

The fair value of treasury stocks at June 30, 2002, based on *Unit* price at June 28, 2002 in the São Paulo Stock Exchange was R$108,437.

(e) Prior year adjustments

Prior year adjustments recorded in the six-month period ended June 30, 2002, in the amount of R$77,419, are mainly related to the adjustments of trading securities and derivative instruments, that did not meet the hedge accounting criteria as stated in Note 4 (d) and 18 (c).

15. Income Tax and Social Contribution

(a) Deferred tax assets

	Unibanco	Unibanco Consolidated
Provision for loan losses	502,239	702,350
Other provisions not currently deductible	348,875	752,318
Merged companies balance	-	3,782
Tax benefit on reorganization of insurance holdings	-	21,298
Tax loss and negative basis of social contribution carry-forward	81,623	449,369
Deferred tax liabilities relating to excess depreciation on leased assets and revaluation reserve	-	(126,462)
Net deferred tax assets	**932,737**	**1,802,655**
Total assets	**932,737**	**1,809,184**
Total liabilities	-	**6,529**

Deferred tax assets recorded in "Other credits - sundry" are computed at the tax rates in effect at each balance sheet date. Deferred tax assets not recognized were R$117,500 in Unibanco Consolidated.

The deferred tax assets were classified in current and long-term assets in accordance with the expected realization time, which is up to 4 years in Unibanco and up to 5 years in Unibanco Consolidated

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Income tax and social contribution income (expenses)

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution, net of profit sharing	177,892	266,201
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(60,483)	(90,509)
Adjustments to derive effective tax rate:		
Equity in the results of subsidiary and associated companies, net of income from foreign subsidiaries	69,075	(4,392)
Exchange gains on foreign branches and subsidiary companies	161,020	173,994
Interest on own capital paid (received)	(8,532)	6,127
Deferred tax assets not recognized	(21,556)	(24,394)
Permanent differences (net)	(64,312)	(32,237)
Income tax and social contribution for the period	**75,212**	**28,589**

16. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees provided	4,528,207	4,686,436
Assets under management (mainly mutual investment funds)	19,449,597	20,055,548
Lease commitments	26,646	26,646

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

17. Related-Party Transactions (Unibanco)

Assets	
Interbank investments	3,011,579
Marketable securities and derivative financial instruments	100,132
Interbank accounts	190,995
Lending operations	668,926
Other credits	
. Income receivable	
Dividends and interest on own capital	264,516
Other	-
. Sundry	29,811
Acquisition of investment (Note 9 a (iii))	104,090
Liabilities	
Deposits	2,048,509
Securities sold under repurchase agreements	59,759
Resources from securities issued	
. Securities abroad	602,022
Interbank accounts	14,841
Borrowings	313,067
Derivative financial instruments	68,010
Other liabilities	
. Sundry	514,734
Revenues	
Lending operations	44.469
Marketable securities	71.062
Income from derivative financial instruments	(214.504)
Services rendered	26.909
Expenses	
Deposits and securities sold	(62.683)
Borrowings and onlendings	(8.012)
Other administrative expenses	(14.586)
Other operating expenses	(625)

The amounts above reflect operations between Unibanco and its subsidiary companies, and were eliminated in consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of the contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, capitalization plans, insurance operations, virtual bank and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

18. Financial Instruments

(a) Risk management

Unibanco continuously strives to improve its risk management practices, which was integrate into the various levels of organization. A separate department that is headed by chief financial officer is responsible for identifying, measuring and managing market, credit and operational risk institutional-wide. In addition, each business division have dedicated management staff. The risk committee composed of senior management evaluates the risks involved in activities and proposes risk management policies accordingly.

Credit risk

The credit policy is designed to manage risk while maintaining the flexibility required by market conditions and the needs of customers. The credit risk exposure is limited by avoiding concentration on clients and particular sectors that Unibanco believes have high risk factors. It has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branche general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size

Corporate Credit. The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit is reviewed every 60 to 180 days, depending on the borrower's rating and the external credit environment.

Retail Credit. Credit management in the retail banking business, is characterized by the processing at a large volume of credits requests, which requires specialized systems and process. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. The bank had used statistical model in its credit analysis for over 30 years. Stricter standards for originating and managing loan portfolio is imposed, including restrictions on increases in credit limits, restrictions on renewals of overdraft facilities and a more stringent analysis at credit information.

Market Risk

The policy regarding to market risk exposure is conservative. The market risk exposure of portfolio is independently supervised and controlled. All financial and principal non-financial subsidiaries are evaluated on a daily basis. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing of currency, maturity and interest rate mismatches. Securities, derivatives, loans and funding are analyzed on a consolidated basis. Derivatives play is an important role in managing asset and liability mismatches. Exposure limits for treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits suggested by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises. By trading in derivatives, the bank is able to achieve a lower credit risk exposure than would be achieved with a position in the corresponding cash instruments. The most common derivatives traded are future and term commitments and swap contracts.

The value at risk methodology is used to evaluate the market risk. Also is applied stress tests using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

Operating risks

Operating risks are related to an institution's unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, fault modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and access the effectiveness of current controls. This process, which is ongoing, allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure, thereby establishing the rational allocation of capital.

Management of systems risk

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained near the main facility. This backup system is designed to operate automatically if the main system malfunctions. Also the bank prepares and stores backup files recording all banking activities. Additionally, backup procedures and files are monitored periodically.

(b) Financial instruments recorded in the financial statements compared to fair values at June 30, 2002 are as follows:

	Unibanco		Unibanco Consolidated	
	Book value	Fair value	Book value	Fair value
Assets				
Interbank deposits	6,061,262	6,059,992	3,167,679	3,166,409
Marketable securities	13,419,936	12,939,422	18,779,719	18,200,591
Lending operations	18,181,929	18,245,596	22,135,478	22,178,135
Liabilities				
Interbank deposits	995,956	995,962	61,330	60,543
Time deposits	12,846,740	12,844,160	13,676,530	13,673,950
Mortgage notes	441,107	440,605	455,668	455,166
Resources from securities issued abroad	3,794,478	3,732,142	3,503,910	3,433,655
Subordinated debt	577,917	492,585	577,733	492,428
Derivatives, net	27,940	27,940	(67,150)	(67,150)
Other liabilities (Note 13 (b))	1,137,760	760,137	1,137,760	760,137
Treasury stocks	88,948	108,437	88,948	108,437

The fair value of marketable securities was based on the average rate in effect on the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the period, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the period, for similar operations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on *Units* price at June 30, 2002 in the São Paulo Stock Exchange.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

The fair value of derivatives was based, principally, on the average rate in effect on the market on the last business day of the period for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

(c) The current notional values and fair value of off-balance sheet derivative financial instruments at June 30 are as follows:

					Unibanco
	Current notional value	Notional at fair value	Net exposure	Net exposure at fair value	Market to market adjustment
Futures contracts	**(6,139,425)**	**(6,139,425)**	**(6,139,425)**	**(6,139,425)**	-
Purchase commitments	**3,194,190**	**3,194,190**	-	-	-
Currencies	798,306	798,306	-	-	-
Interbank interest rate	624,349	624,349	-	-	-
Exchange coupon	1,771,535	1,771,535	-	-	-
Sale commitments	**9,333,615**	**9,333,615**	**6,139,425**	**6,139,425**	-
Currencies	1,549,751	1,549,751	751,445	751,445	-
Interbank interest rate (1)	3,967,356	3,967,356	3,343,007	3,343,007	-
Exchange coupon	3,816,508	3,816,508	2,044,973	2,044,973	-
Term contracts	**702**	**702**	**702**	**702**	-
Assets position	**173,471**	**173,471**	**3,422**	**3,422**	-
Interbank interest rate (1)	85,947	85,947	-	-	-
Fixed interest rate	87,524	87,524	3,422	3,422	-
Liabilities position	**172,769**	**172,769**	**2,720**	**2,720**	-
Interbank interest rate	88,667	88,667	2,720	2,720	-
Fixed interest rate	84,102	84,102	-	-	-
Swap contracts	**(250,617)**	**(27,882)**	**(250,617)**	**(27,882)**	**222,735**
Assets position	**10,885,847**	**10,877,070**	**5,206,825**	**5,220,324**	**13,499**
Currencies	445,473	436,596	-	-	-
Interbank interest rate	6,714,660	6,714,660	4,482,263	4,482,263	-
Fixed interest rate	1,810,173	1,804,322	-	-	-
Other	1,915,541	1,921,492	724,562	738,061	13,499
Liabilities position	**11,136,464**	**10,904,952**	**5,457,442**	**5,248,206**	**209,236**
Currencies	4,854,720	4,699,841	4,409,247	4,263,245	146,002
Interbank interest rate	2,232,397	2,232,397	-	-	-
Fixed interest rate	2,858,368	2,789,283	1,048,195	984,961	63,234
Other	1,190,979	1,183,431	-	-	-
Foreign exchange swap contracts with periodic settlement	**(5,641)**	**(5,641)**	**(5,641)**	**(5,641)**	-
Assets position	**211,127**	**211,127**	-	-	-
Currencies	211,127	211,127	-	-	-
Liabilities position	**216,768**	**216,768**	**5,641**	**5,641**	-
Interbank interest rate	216,768	216,768	5,641	5,641	-
Option contracts	**1,445**	**1,445**	**1,445**	**1,445**	-
Purchase commitments	**16,495**	**16,495**	**1,495**	**1,495**	-
Shares	1,495	1,495	1,495	1,495	-
Index	15,000	15,000	-	-	-
Sale commitments	**15,050**	**15,050**	**50**	**50**	-
Shares	-	-	-	-	-
Index	15,050	15,050	50	50	-

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

					Unibanco Consolidated
	Current notional value	Notional at fair value	Net exposure	Net exposure at fair value	Market to market adjustment
Futures contracts	(8,288,058)	(8,288,058)	(8,288,058)	(8,288,058)	-
Purchase commitments	3,490,045	3,490,045	-	-	-
Currencies	874,394	874,394	-	-	-
Interbank interest rate	633,878	633,878	-	-	-
Exchange coupon	1,981,773	1,981,773	-	-	-
Sale commitments	**11,778,103**	**11,778,103**	**8,288,058**	**8,288,058**	-
Currencies	1,568,141	1,568,141	693,747	693,747	-
Interbank interest rate (1)	5,544,450	5,544,450	4,910,572	4,910,572	-
Exchange coupon	4,665,512	4,665,512	2,683,739	2,683,739	-
Term contracts	**6,770**	**6,770**	**6,770**	**6,770**	-
Assets position	**525,917**	**525,917**	**349,726**	**349,726**	-
Interbank interest rate (1)	438,393	438,393	349,726	349,726	-
Fixed interest rate	87,524	87,524	-	-	-
Liabilities position	**519,147**	**519,147**	**342,956**	**342,956**	-
Interbank interest rate	88,667	88,667	-	-	-
Fixed interest rate	430,480	430,480	342,956	342,956	-
Swap contracts	**(125,978)**	**67,292**	**(125,978)**	**67,292**	**193,270**
Assets position	**10,098,303**	**10,057,157**	**4,420,140**	**4,433,640**	**13,500**
Currencies	951,473	910,227	-	-	-
Interbank interest rate	5,869,786	5,869,786	3,687,081	3,687,081	-
Fixed interest rate	1,329,325	1,323,474	-	-	-
Other	1,947,719	1,953,670	733,059	746,559	13,500
Liabilities position	**10,224,281**	**9,989,865**	**4,546,118**	**4,366,348**	**179,770**
Currencies	3,586,088	3,428,305	2,634,615	2,518,078	116,537
Interbank interest rate	2,182,705	2,182,705	-	-	-
Fixed interest rate	3,240,828	3,171,744	1,911,503	1,848,270	63,233
Other	1,214,660	1,207,111	-	-	-
Foreign exchange swap contracts with periodic settlement	**(5,696)**	**(5,696)**	**(5,696)**	**(5,696)**	-
Assets position	**212,271**	**212,271**	-	-	-
Currencies	212,271	212,271	-	-	-
Liabilities position	**217,967**	**217,967**	**5,696**	**5,696**	-
Interbank interest rate	217,967	217,967	5,696	5,696	-
Option contracts	**869**	**869**	**869**	**869**	-
Purchase commitments	**16,495**	**16,495**	**919**	**919**	-
Shares	1,495	1,495	919	919	-
Index	15,000	15,000	-	-	-
Sale commitments	**15,626**	**15,626**	**50**	**50**	-
Shares	576	576	-	-	-
Index	15,050	15,050	50	50	-

(1) On June 30, 2002, Unibanco had R$4,053,302 future and term contracts accounted for at fair value and being recognized as cash flow hedges related to their time deposits indexed to interbank interest rate, and with an unrealized gains, net of applicable taxes, recorded in "Unrealized gains and losses – marketable securities and derivative financial instruments", as a separate component of stockholder's equity in the amount of R$21,213.

The operations above do not represent Unibanco's total exposure to market, currency and interest rate risks since they only consider the values of off-balance sheet derivative financial instruments.

The amounts of receivables under the swap contracts are R$255,683 in Unibanco and R$312,511 in Unibanco Consolidated and the amounts of payables are R$283,565 in Unibanco and R$245,219 in Unibanco Consolidated and are recorded in "Marketable securities and derivative financial instruments" recorded in "Derivative financial instruments" in current and long-term assets and as "Derivative financial instruments" in current and long-term liabilities, respectively.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

The premiums over sale commitments of option contracts are R$19 in Unibanco and R$103 in Unibanco Consolidated and are recorded as "Derivative financial instruments".

The premiums paid to acquire option contracts totaled R$1 in Unibanco and Unibanco Consolidated and are recorded in "Marketable securities and derivative financial instruments" recorded in "Derivative financial instruments".

The premiums received from written swap option contracts totaled R$40 in Unibanco and Unibanco Consolidated, and are recorded in "Derivative financial instruments".

As a result of adoption of new rules established by Central Bank Circular 3082 and the supplemental regulation, the adjustments resulted from the new rules to recording and valuating the derivative financial instruments, using the fair value in December 31, 2001 of Unibanco and its subsidiaries, resulting in an effect in stockholders' equity in the amount of R$6,341 as a credit of "Retained earnings".

(d) Notional at fair value distributed by trade location

	Unibanco	Unibanco Consolidated
	Notional at fair value	
Future contracts		
Purchase commitments	**3,194,190**	**3,490,045**
BM&F	3,194,190	3,490,045
Sale commitments	**9,333,615**	**11,778,103**
BM&F	9,333,615	11,778,103
Term contracts		
Asset position	**173,471**	**525,917**
BM&F	173,471	525,917
Swap contracts		
Asset position	**10,877,070**	**10,057,157**
BM&F	2,037,878	2,394,822
CETIP (Clearing House for Custody and Financial Settlement of Securities)/ Counter	8,839,192	7,662,335
Foreign exchange swap contracts with periodic settlement		
Asset position	**211,127**	**212,271**
BM&F	211,127	212,271
Option contracts		
Purchase commitments	**16,495**	**16,495**
BM&F	15,000	15,000
Counter	1,495	1,495
Sale commitments	**15,050**	**15,626**
BM&F	15,050	15,050
Counter	-	576

The amount linked to guarantees rendered on BM&F transactions were R$820,537 in Unibanco and R$1,221,158 in Unibanco Consolidated and are represented by federal government securities.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(e) The maturities of derivative financial instruments recorded in off-balance sheet memorandum accounts are as follows:

	Unibanco			Unibanco Consolidated		
	Notional at fair value asset position	Notional at fair value liability position	Amounts receivables (payables)	Notional at fair value asset position	Notional at fair value liability position	Amounts receivables (payables)
Future contracts	**3,194,190**	**9,333,615**	**-**	**3,490,045**	**11,778,103**	**-**
Less than 3 months	798,306	3,907,424	-	946,025	4,483,214	-
Between 3 and 6 months	-	3,463,589	-	9,530	4,190,757	-
Between 6 months and 1 year	1,494,624	1,157,890	-	1,507,291	2,055,816	-
More than 1 year	901,260	804,712	-	1,027,199	1,048,316	-
Term contracts	**173,471**	**172,769**	**-**	**525,917**	**519,147**	**-**
Less than 3 months	34,243	34,201	-	212,390	212,175	-
Between 3 and 6 months	32,478	32,742	-	32,478	32,742	-
Between 6 months and 1 year	98,498	97,952	-	264,546	258,482	-
More than 1 year	8,252	7,874	-	16,503	15,748	-
Swap contracts	**10,877,070**	**10,904,952**	**(27,882)**	**10,057,157**	**9,989,865**	**67,292**
Less than 3 months	4,806,918	4,902,364	(95,446)	4,124,200	4,191,165	(66,965)
Between 3 and 6 months	1,453,405	1,470,487	(17,082)	1,515,468	1,524,048	(8,580)
Between 6 months and 1 year	1,738,368	1,743,841	(5,473)	1,920,823	1,921,219	(396)
More than 1 year	2,878,379	2,788,260	90,119	2,496,666	2,353,433	143,233
Foreign exchange swap contracts with periodic settlement	**211,127**	**216,768**	**-**	**212,271**	**217,967**	**-**
Between 3 and 6 months	198,647	203,880	-	198,647	203,880	-
Between 6 months and 1 year	12,480	12,888	-	12,480	12,888	-
More than 1 year	-			1,144	1,199	-
Option contracts	**16,495**	**15,050**	**1,445**	**16,495**	**15,626**	**869**
Less than 3 months	15,000	15,050	(50)	15,000	15,626	(626)
More than 1 year	1,495	-	1,495	1,495	-	1,495

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations' liquidation. The credit risks associated with the future and term contracts are minimized due to daily cash settlements and margin account deposits. Future and term contracts are subject to the risk of movements in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or indices for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparts to the contractual conditions and the risk associated with changes in market conditions due to movements in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

19. Statement of Cash Flows

	Quarter ended June 30	
	Unibanco	Unibanco Consolidated
Operating activities		
Net income	253,104	253,104
Fair value adjustment – Trading securities	267,656	339,406
Provision for loan losses	332,329	612,804
Technical provisions for insurance, capitalization and retirement plans	-	172,345
Deferred tax assets	(87,664)	(125,352)
Reversal of foreclosed assets provision	(11,267)	(27,836)
Loss (gain) on sale of foreclosed assets and fixed assets	(17,142)	16,735
Amortization of goodwill on subsidiaries acquired	23,425	25,216
Equity in results of subsidiary and associated companies	(235,682)	12,918
Exchange gain on foreign investments	(213,530)	-
Provision for losses on investments	(146)	(163)
Depreciation and amortization	47,621	87,447
Income minority interest	-	41,686
Changes in assets and liabilities		
Increase in interbank investments	(2,662,441)	(678,305)
Increase in marketable securities and derivative instruments	(232,580)	(2,175,569)
Increase in Central Bank compulsory deposits	(50,421)	(62,965)
Net change in interbank and interdepartmental accounts	283,883	282,452
Increase in lending operations	(1,570,736)	(1,789,134)
Decrease in leasing operations	4	48,032
Net change in foreign exchange portfolio	(547,692)	(540,253)
Decrease (increase) in other credits and other assets	408,990	(126,574)
Increase in other liabilities	1,735,578	1,986,087
Increase in deferred income	30,649	47,505
Net cash used in operating activities	**(2,246,062)**	**(1,600,414)**
Investing activities		
Dividends and interest on own capital received from subsidiary and associated companies	280,371	2,047
Proceeds from sale of foreclosed assets	57,917	72,110
Purchase of/capital increase on investments in subsidiary and companies	(7,760)	(28,816)
Goodwill on acquisition of subsidiary companies	-	(53,734)
Proceeds from sale of/capital decrease in subsidiary and associated companies	1,914	4,230
Purchase of other investments	(17,368)	(3,332)
Proceeds from sale of other investments	-	9,066
Purchase of fixed assets	(21,649)	(58,020)
Proceeds from sale of fixed assets	1,430	112,082
Deferred charges	(32,697)	(56,991)
Minority interest	-	(50,516)
Net cash provided by (used in) investing activities	**262,158**	**(51,874)**
Financing activities		
Increase in deposits	2,852,155	2,102,819
Decrease in securities sold under repurchase agreements	(2,581,051)	(2,310,454)
Increase in resources from securities issued	432,577	563,512
Increase in borrowings and onlending in Brazil – Governmental agencies	1,534,002	1,569,113
Dividends paid	(793)	(793)
Net cash provided by financing activities	**2,236,890**	**1,924,197**
Net increase in cash and due from banks	**252,986**	**271,909**
Cash and due from banks at the beginning of the period	778,398	946,933
Cash and due from banks at the end of the period	1,031,384	1,218,842
Net increase in cash and due from banks	**252,986**	**271,909**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

19. Statement of Cash Flows – (continuation)

	Six-months period ended June 30	
	Unibanco	Unibanco Consolidated
Operating activities		
Net income	475,180	475,180
Fair value adjustment – Trading securities	259,065	331,403
Provision for loan losses	500,654	1,030,067
Technical provisions for insurance, capitalization and retirement plans	-	312,475
Deferred tax assets	(124,232)	(174,371)
Reversal of foreclosed assets provision	(9,253)	(22,010)
Loss on sale of foreclosed assets and fixed assets	19,893	14,362
Amortization of goodwill on subsidiaries acquired	46,544	45,052
Equity in results of subsidiary and associated companies	(448,272)	10,886
Exchange gain on foreign investments	(216,440)	(1,587)
Provision for losses on investments	3,839	4,205
Depreciation and amortization	94,043	164,816
Minority interest	-	69,455
Changes in assets and liabilities		
Increase in interbank investments	(1,833,582)	(196,847)
Increase in marketable securities and derivative instruments	(1,022,556)	(4,267,448)
Decrease in Central Bank compulsory deposits	115,986	124,487
Net change in interbank and interdepartmental accounts	(42,551)	28,824
Increase in lending operations	(1,502,009)	(1,727,480)
Decrease in leasing operations	12	96,195
Net change in foreign exchange portfolio	(511,273)	(482,034)
Decrease (increase) in other credits and other assets	399,867	(154,723)
Increase in other liabilities	2,048,258	1,878,915
Increase in deferred income	29,456	44,623
Net cash used in operating activities	**(1,717,371)**	**(2,001,861)**
Investing activities		
Dividends and interest on own capital received from subsidiary and associated companies	472,455	3,948
Proceeds from sale of foreclosed assets	25,325	90,235
Purchase of/capital increase on investments in subsidiary and companies	(12,301)	(28,816)
Goodwill on acquisition of subsidiary companies	-	(53,734)
Proceeds from sale of/capital decrease in subsidiary and associated companies	14,880	8,516
Purchase of other investments	(17,368)	(32,524)
Proceeds from sale of other investments	5,349	25,202
Purchase of fixed assets	(44,049)	(125,442)
Proceeds from sale of fixed assets	1,534	129,749
Deferred charges	(70,593)	(91,449)
Minority interest	-	(413,906)
Net cash by used in investing activities	**375,232**	**(488,221)**
Financing activities		
Increase in deposits	2,812,459	2,470,672
Decrease in securities sold under repurchase agreements	(1,607,063)	(1,254,135)
Increase (decrease) in resources from securities issued	(556,893)	662,504
Increase in borrowings and onlending in Brazil – Governmental agencies	1,058,958	1,008,293
Purchase of own stocks	(2,180)	(2,180)
Dividends paid	(169,469)	(169,469)
Net cash provided by financing activities	**1,535,812**	**2,715,685**
Net increase in cash and due from banks	**193,673**	**225,603**
Cash and due from banks at the beginning of the period	837,711	993,239
Cash and due from banks at the end of the period	1,031,384	1,218,842
Net increase in cash and due from banks	**193,673**	**225,603**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

20. Subsidiary Companies Information

The following tables show the balance sheet and the statement of income of the most relevant Unibanco' subsidiary companies and the eliminations made are related only for companies consolidated or combined in each group.

(a) The most important financial entities and subsidiaries in Brazil:

Balance sheet	Bandeirantes and subsidiary companies	Dibens and subsidiary companies
Assets		
Current and long-term assets	**1,163,398**	**2,288,079**
Cash and due from banks	-	651
Interbank investments	3,101	7,308
Marketable securities	466,565	849,959
Interbank and interdepartmental accounts	116	6,171
Lending and leasing operations	-	1,187,489
Other credits and other assets	693,616	236,501
Permanent assets	**154,636**	**56,264**
Total	**1,318,034**	**2,344,343**
Liabilities		
Current and long-term liabilities	**816,464**	**2,172,514**
Deposits	187,085	869,064
Securities sold under repurchase agreements	-	557,761
Resources from securities issued	292,459	388,741
Interbank and interdepartmental accounts	-	67,903
Borrowings and onlending in Brazil – Governmental agencies	-	192,400
Derivative financial instruments	2,634	14,447
Other liabilities	334,286	82,198
Minority interest	-	**2**
Stockholders' equity	**501,570**	**171,827**
Total	**1,318,034**	**2,344,343**

Statement of income	Bandeirantes and subsidiary companies	Dibens and subsidiary companies
Revenue from financial intermediation	76,682	191,039
Expenses on financial intermediation	(72,272)	(152,551)
Provision for lending, leasing and other credits losses	-	(18,420)
Salaries, benefits, training and social security and other administrative expenses	(3,128)	(8,585)
Other operating income (expenses)	65,517	(2,364)
Non-operating income, net	(11,672)	2,871
Income tax and social contribution	(11,677)	(1,938)
Profit sharing	(85)	(639)
Minority interest	34	-
Net income for the quarter	**43,399**	**9,413**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Foreign branches and subsidiaries, includes mainly the accounts of the foreign branches: Unibanco Grand Cayman and Nassau, Credibanco - Grand Cayman and Dibens - Grand Cayman; banks: Unibanco (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd,, Unicorp Bank & Trust Ltd. (Grand Cayman), and Banco Bandeirantes Grand Cayman Inc.; brokers: Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA) and the company Unipart Participações Internacionais Ltd.:

Combined balance sheet	
Assets	
Current and long-term assets	**13,277,848**
Cash and due from banks	138,242
Interbank investments	2,679,357
Marketable securities	7,173,542
Interbank accounts	76,237
Lending and leasing operations	2,976,437
Other credits and other assets	234,033
Permanent assets	**75,859**
Total	**13,353,707**
Liabilities	
Current and long-term liabilities	**10,555,607**
Deposits	1,849,303
Securities sold under repurchase agreements	870,142
Resources from securities issued	3,061,615
Interbank accounts	17,332
Borrowings	2,871,161
Derivative financial instruments	3,237
Other liabilities	1,882,817
Deferred income	**16,159**
Minority interest	**3**
Stockholders' equity	**2,781,938**
Total	**13,353,707**

Combined statement of income	
Revenue from financial intermediation	222,375
Expenses on financial intermediation	(91,030)
Provision for lending, leasing and other credits losses	(15,991)
Salaries, benefits, training and social security and other administrative expenses	(16,728)
Other operating income (expenses)	(3,622)
Non-operating income, net	210
Minority interest	(1)
Net income for the quarter	**95,213**

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) Insurance and private pension including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A. and Unibanco AIG Previdência S.A.:

Combined balance sheet	
Assets	
Current and long-term assets	**3,844,493**
Cash and due from banks	5,198
Marketable securities	2,992,861
Other credits and other assets	846,434
Permanent assets	**292,111**
Total	**4,136,604**
Liabilities	
Current and long-term liabilities	**2,953,063**
Other liabilities	2,953,063
Stockholders' equity	**1,183,541**
Total	**4,136,604**

Combined statement of income	
Revenue from financial intermediation	130,496
Provision for lending, leasing and other credits losses	1,444
Insurance and retirement plans premiums	442,417
Changes in technical provision for insurance and retirement plans	(93,924)
Insurance claims	(186,046)
Private retirement plans benefits expenses	(96,991)
Salaries, benefits, training and social security and other administrative expenses	(51,634)
Other operating income (expenses)	(65,156)
Non-operating income, net	21,494
Income tax and social contribution	(20,335)
Profit sharing	(3,813)
Net income for the quarter	**77,952**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(d) Credit card companies, including the jointly controlled companies as follow: Banco Credibanco S.A. (formerly Cartão Unibanco Ltda.) (98.883%), Bandeirantes Administradora de Cartões de Crédito e Assessoria S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais Ltda. (33,333%) and Redecard S.A. (31,943%):

Combined balance sheet	
Assets	
Current and long-term assets	**2,505,500**
Cash and due from banks	7,845
Interbank investments	2,511
Marketable securities	454,993
Interbank and interdepartmental accounts	10,329
Lending operations	1,480,619
Other credits and other assets	549,203
Permanent assets	**291,943**
Total	**2,797,443**
Liabilities	
Current and long-term liabilities	**2,366,774**
Deposits	576,708
Borrowings	151,021
Resources from securities issued	294,374
Interbank and interdepartmental accounts	296
Other liabilities	1,344,375
Stockholders' equity	**430,669**
Total	**2,797,443**

Combined statement of income	
Revenue from financial intermediation	341,703
Expenses on financial intermediation	(99,393)
Provision for lending, leasing and other credits losses	(101,775)
Salaries, benefits, training and social security and other administrative expenses	(123,189)
Other operating income (expenses)	107,515
Non-operating income, net	6,624
Income tax and social contribution	(31,883)
Profit sharing	(4,657)
Net income for the quarter	**94,945**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(e) The companies which carry out consumer credit operation includes, principally, Banco Fininvest S.A. (100%), Banco Investcred S.A. (50%) and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

Combined balance sheet	
Assets	
Current and long-term assets	**2,128,772**
Cash and due from banks	6,170
Interbank investments	88,485
Marketable securities	240,961
Interbank and interdepartmental accounts	93,323
Lending operations	1,396,303
Other credits and other assets	303,530
Permanent assets	**136,697**
Total	**2,265,469**
Liabilities	
Current and long-term liabilities	**1,984,282**
Deposits	1,420,979
Interbank accounts	87,685
Borrowings	92,910
Derivative financial instruments	5,432
Other liabilities	377,276
Deferred income	**13**
Minority interest	**2**
Stockholders' equity	**281,172**
Total	**2,265,469**

Combined statement of income	
Revenue from financial intermediation	338,657
Expenses on financial intermediation	(90,241)
Provision for lending, leasing and other credits losses	(171,605)
Salaries, benefits, training and social security and other administrative expenses	(125,151)
Other operating income (expenses)	38,879
Non-operating income, net	(17)
Income tax and social contribution	22,678
Profit sharing	(114)
Minority interest	20
Net income for the quarter	**13,106**

21. Other Information

(a) "Other operating income" totaled R$194,263 in Unibanco and R$349,066 in Unibanco Consolidated and includes mainly foreign branches' and subsidiary companies' exchange rate variation, in the net amount of R$190,103 in Unibanco and R$228,264 in Unibanco Consolidated (see Note 9), interest on judicial deposits in the amount of R$586 in Unibanco and R$1,341 in Unibanco Consolidated.

(b) "Other operating expenses" totaled R$105,488 in Unibanco and R$198,874 in Unibanco Consolidated and includes mainly provisions for contingencies involving legal actions brought against the Bank, principally labor claims, in the amount of R$42,643 in Unibanco and R$50,079 in Unibanco Consolidated and amortization of goodwill on acquired subsidiaries in the amount of R$23,425 in Unibanco and R$25,216 in Unibanco Consolidated.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) Free benefits generation program

Unibanco and part of its employees sponsor a "Free Benefits Generation Program" (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he /sheworks. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant's contribution, directly related to the return on equity.

As a result of Banco Bandeirantes' acquisition, Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, a private pension entity, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans (99% of beneficiaries).

During the quarter ended June 30, 2002, the contribution was R$88 in Unibanco and R$281 in Unibanco Consolidated.

(d) Stock option program

The Extraordinary Shareholders' Meeting held on October 31, 2001 approved the stock option program, denominated *Performance*. The objective of *Performance* is to foster the executives' long-term commitment to the highest performance standards, as well as attract, retain and motivate new talents, Pursuant to the *Performance* program, the executives of Unibanco can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to June 30, 2002, Unibanco granted 622,200,000 stock options, in the form of Unit. The term of the exercise is between January 21, 2005 and April 15, 2008, at an average exercise price of R$93.19.

(e) Assets leased to third parties, in the amount of R$1,364,367, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,045,628 and the residual value received in advance from these lessees amounts to R$769,534, classified as reduction account of leasing operations. Assets leased from third parties are not relevant.

(f) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At June 30, 2002, the insurance coverage on properties and other assets in use totaled R$517,587 in Unibanco and R$1,104,421 in Unibanco Consolidated.

* * *

UNIBANCO

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE 01158-4	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. DATE – JUNE 30, 2002 QUARTERLY INFORMATION	FINANCIAL INSTITUTION Corporate Legislation

CONSOLIDATED BALANCE SHEET
(Amounts expressed in thousands of Reais)

ASSETS	June 30, 2002	March 31, 2002
CURRENT ASSETS	**40,129,210**	**40,204,086**
CASH AND DUE FROM BANKS	**1,218,842**	**946,933**
SHORT-TERM INTERBANK INVESTMENTS	**4,481,681**	**3,798,914**
.Securities purchased under resale agreements	1,313,294	2,737,790
.Interbank deposits	3,148,449	1,009,489
.Savings deposits	255	245
.Foreign currency investments	19,683	51,390
MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**9,834,194**	**12,146,412**
.Own portfolio	4,364,823	3,289,095
.Subject to repurchase commitments	4,054,482	7,373,739
.Linked to Brazilian Central Bank	648,467	825,496
.Linked to guarantees rendered	620,457	454,500
.Allowance for losses	-	(79,531)
.Derivative financial instruments	145,965	283,113
INTERBANK ACCOUNTS	**2,689,960**	**2,900,843**
.Payments and receipts pending settlement	1,244,917	1,566,818
.Compulsory deposits:		
- Brazilian Central Bank	1,389,186	1,326,221
- National Housing System - SFH	4,061	4,038
.Interbank onlendings	43,013	-
.Correspondent banks	8,783	3,766
INTERDEPARTMENTAL ACCOUNTS	**4,733**	**6,164**
.Third-party funds in transit	2,891	2,485
.Internal transfers of funds	1,842	3,679
LENDING OPERATIONS	**15,547,776**	**14,882,370**
.Lending operations:		
- Public sector	30,622	16,194
- Private sector	16,858,905	16,037,305
.Allowance for lending losses	(1,341,751)	(1,171,129)
LEASING OPERATIONS	**364,857**	**403,222**
.Leasing operations:		
- Private sector	390,372	439,027
.Allowance for leasing losses	(25,515)	(35,805)
OTHER CREDITS	**5,689,334**	**4,822,908**
.Foreign exchange portfolio	3,718,959	3,104,863
.Income receivable	137,727	83,460
.Negotiation and intermediation of securities	382,437	218,641
.Sundry	1,485,653	1,456,961
.Allowance for other credits losses	(35,442)	(41,017)
OTHER ASSETS	**297,833**	**296,320**
.Other assets	176,222	229,354
.Allowance for other assets losses	(63,154)	(74,989)
.Prepaid expenses	184,765	141,955

103

UNIBANCO

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE 01158-4	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. DATE – JUNE 30, 2002 QUARTERLY INFORMATION	FINANCIAL INSTITUTION Corporate Legislation

CONSOLIDATED BALANCE SHEET
(Amounts expressed in thousands of Reais)

ASSETS	June 30, 2002	March 31, 2002
LONG-TERM ASSETS	**19,690,936**	**15,256,984**
INTERBANK INVESTMENTS	**19,230**	**23,692**
.Interbank deposits	19,230	23,692
MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**9,258,037**	**5,688,287**
.Own portfolio	4,098,874	4,567,302
.Subject to repurchase commitments	2,557,754	-
.Linked to Brazilian Central Bank	1,692,999	585,709
.Certificates of privatization	79	181
.Linked to guarantees rendered	741,784	515,120
.Allowance for losses	-	(76,919)
.Derivative financial instruments	166,547	96,894
INTERBANK ACCOUNTS	**57,604**	**57,548**
.Compulsory deposits:		
- National Housing System - SFH	57,604	57,548
LENDING OPERATIONS	**6,587,702**	**6,121,765**
.Lending operations:		
- Public sector	273,272	235,782
- Private sector	6,549,454	6,098,531
.Allowance for lending losses	(235,024)	(212,548)
LEASING OPERATIONS	**244,409**	**253,046**
.Leasing operations:		
- Private sector	266,577	276,448
.Allowance for leasing losses	(22,168)	(23,402)
OTHER CREDITS	**3,475,741**	**3,066,159**
.Receivables on guarantees honored	2,017	1,607
.Foreign exchange portfolio	2,462	1,359
.Income receivable	4,097	3,949
.Negotiation and intermediation of securities	381	18,988
.Sundry	3,476,250	3,052,099
.Allowance for other credits losses	(9,466)	(11,843)
OTHER ASSETS	**48,213**	**46,487**
.Prepaid expenses	48,213	46,487
PERMANENT ASSETS	**3,522,267**	**3,557,397**
INVESTMENTS	**1,712,891**	**1,678,267**
.Investments in subsidiary and associated companies	**61,239**	**49,717**
-Local	44,659	49,717
-Foreign	16,580	-
.Goodwill on acquisitions of subsidiary companies	1,496,276	1,467,758
.Other investments	206,567	245,568
.Allowance for losses	(51,191)	(84,776)
FIXED ASSETS	**1,161,967**	**1,246,937**
.Land and buildings in use	814,161	918,586
.Other fixed assets	1,098,606	1,058,351
.Accumulated depreciation	(750,800)	(730,000)
DEFERRED CHARGES	**647,409**	**632,193**
.Organization and expansion costs	1,211,208	1,199,988
.Accumulated amortization	(563,799)	(567,795)
TOTAL	**63,342,413**	**59,018,467**

UNIBANCO

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE 01158-4	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. DATE – JUNE 30, 2002 QUARTERLY INFORMATION	FINANCIAL INSTITUTION Corporate Legislation

CONSOLIDATED BALANCE SHEET
(Amounts expressed in thousands of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2002	March 31, 2002
CURRENT LIABILITIES	**38,403,580**	**38,241,478**
DEPOSITS	**14,239,637**	**13,834,991**
.Demand deposits	2,714,259	2,219,054
.Savings deposits	4,950,364	4,715,711
.Interbank deposits	54,392	162,694
.Time deposits	6,520,622	6,737,532
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	**6,833,071**	**9,143,525**
.Own portfolio	6,061,856	6,972,385
.Third parties portfolio	771,215	2,171,140
RESOURCES FROM SECURITIES ISSUED	**2,676,995**	**2,363,084**
.Mortgage notes	445,177	448,684
.Securities abroad	2,231,818	1,914,400
INTERBANK ACCOUNTS	**1,254,080**	**1,401,436**
.Receipts and payments pending settlement	1,171,427	1,334,281
.Interbank onlendings	57,645	48,102
.Correspondent banks	25,008	19,053
INTERDEPARTMENTAL ACCOUNTS	**361,978**	**207,393**
.Third-party funds in transit	353,693	207,270
.Internal transfers of funds	8,285	123
BORROWINGS	**5,083,961**	**3,970,558**
.Borrowings in Brazil - governmental agencies	451	451
.Borrowings in Brazil - other institutions	207,109	234,683
.Foreign borrowings	4,876,401	3,735,424
ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	**1,366,248**	**1,304,347**
.National Treasury	1,034	1,278
.BNDES (National Economic Development Bank)	528,413	478,177
.FINAME (National Industrial Financing Authority)	836,801	824,892
OTHER LIABILITIES	**6,587,610**	**6,016,144**
.Collection of taxes and social contributions	191,982	242,583
.Foreign exchange portfolio	1,984,853	1,912,226
.Social and statutory	303,457	92,405
.Taxes and social security	376,895	291,438
.Negotiation and intermediation of securities	356,636	185,574
.Accounts payable for purchase of assets	104,632	175,481
.Technical provisions for insurance and capitalization plans	921,317	893,856
.Subordinated debt	9,034	-
.Derivative financial instruments	222,048	99,532
.Sundry	2,116,756	2,123,049

105

UNIBANCO

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE 01158-4	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. DATE – JUNE 30, 2002 QUARTERLY INFORMATION	FINANCIAL INSTITUTION Corporate Legislation

CONSOLIDATED BALANCE SHEET
(Amounts expressed in thousands of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2002	March 31, 2002
LONG-TERM LIABILITIES	**17,890,532**	**13,727,774**
DEPOSITS	**7,162,846**	**5,464,673**
.Interbank deposits	6,938	13,692
.Time deposits	7,155,908	5,450,981
RESOURCES FROM SECURITIES ISSUED	**1,282,583**	**1,032,982**
.Mortgage notes	10,491	11,574
.Securities abroad	1,272,092	1,021,408
BORROWINGS	**945,974**	**672,455**
.Borrowings in Brazil - governmental agencies	1,035	1,162
.Borrowings in Brazil - other institutions	-	1
.Foreign borrowings	944,939	671,292
ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	**3,362,822**	**3,242,532**
.National Treasury	73,836	73,836
.BNDES (National Economic Development Bank)	2,205,657	2,199,057
.FINAME (National Industrial Financing Authority)	1,083,329	969,639
OTHER LIABILITIES	**5,136,307**	**3,315,132**
.Foreign exchange portfolio	2,319	-
.Taxes and social security	919,233	879,633
.Accounts payable for purchase of assets	60,827	72,849
.Technical provisions for insurance and capitalization plans	1,643,750	1,578,531
.Subordinated debt	568,699	-
.Derivative financial instruments	23,314	27,839
.Sundry	1,918,165	756,280
DEFERRED INCOME	**97,241**	**49,736**
.Deferred income	97,241	49,736
MINORITY INTEREST	**689,181**	**698,011**
STOCKHOLDERS' EQUITY	**6,261,879**	**6,301,468**
.Capital:	**3,690,602**	**3,690,602**
- Local residents	2,601,803	2,600,629
- Foreign residents	1,088,799	1,089,973
.Capital reserves	157,895	157,740
.Revaluation reserve on subsidiaries	3,897	5,134
.Revenue reserves	2,707,592	2,305,695
.Unrealized gains and losses - marketable securities and derivative financial instruments	(209,159)	-
.Treasury stocks	(88,948)	(88,948)
. Retained earnings	-	231,245
TOTAL	**63,342,413**	**59,018,467**

106

UNIBANCO

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE 01158-4	UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A. DATE – JUNE 30, 2002 QUARTERLY INFORMATION	FINANCIAL INSTITUTION Corporate Legislation

CONSOLIDATED STATEMENT OF INCOME
(Amounts expressed in thousands of Reals)

	From April 1, 2002 To June 30, 2002	From Jan 1, 2002 To June 30, 2002	From April 1, 2001 To June 30, 2001	From Jan 1, 2001 To June 30, 2001
REVENUE FROM FINANCIAL INTERMEDIATION	**3,770,185**	**6,356,328**	**2,546,195**	**4,962,271**
Lending operations	2,087,483	3,772,200	1,639,970	3,145,872
Leasing operations	42,617	73,050	50,523	106,965
Marketable securities	1,927,146	2,642,517	809,625	1,621,423
Derivative financial instruments	(346,390)	(242,308)	(16,753)	(44,087)
Foreign exchange transactions	33,921	67,862	36,384	65,512
Compulsory deposits	25,408	43,007	26,446	66,586
EXPENSES ON FINANCIAL INTERMEDIATION	**(3,036,112)**	**(4,576,400)**	**(1,726,033)**	**(3,322,966)**
Deposits and securities sold	(2,128,482)	(3,095,653)	(1,081,060)	(2,142,864)
Borrowings and onlendings	(294,826)	(450,680)	(211,699)	(365,230)
Provision for lending, leasing and other credits losses	(612,804)	(1,030,067)	(433,274)	(814,872)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**734,073**	**1,779,928**	**820,162**	**1,639,305**
OTHER OPERATING INCOME (EXPENSES)	**(422,659)**	**(1,078,020)**	**(503,413)**	**(1,056,820)**
Services rendered	635,708	1,233,706	528,273	1,036,617
Insurance, capitalization and retirement plans premiums	506,279	1,029,557	417,168	857,949
Changes in technical provision for insurance, capitalization and private retirement plans	(140,130)	(312,475)	(97,014)	(226,991)
Insurance claims	(186,046)	(351,844)	(127,635)	(278,497)
Private retirement plans benefits expenses	(96,991)	(198,431)	(106,009)	(193,291)
Selling, other insurance and private retirement plans expenses	(36,219)	(73,652)	(36,367)	(70,857)
Credit card selling expenses	(55,432)	(111,896)	(35,578)	(79,068)
Salaries, benefits, training and social security(40	3,372)	(801,102)	(389,482)	(772,895)
Other administrative expenses	(638,016)	(1,256,306)	(571,788)	(1,110,589)
Financial transaction and other taxes	(145,714)	(309,564)	(119,956)	(256,561)
Equity in results of associated companies	(12,918)	(10,886)	2,390	5,969
Other operating income	349,066	443,306	175,822	304,331
Other operating expenses	(198,874)	(358,433)	(143,237)	(272,937)
OPERATING INCOME	**311,414**	**701,908**	**316,749**	**582,485**
NON-OPERATING INCOME EXPENSE), NET	**(1,594)**	**(7,079)**	**(1,062)**	**40,219**
INCOME BEFORE TAXES AND PROFIT SHARING	**309,820**	**694,829**	**315,687**	**622,704**
INCOME TAX AND SOCIAL CONTRIBUTION	**28,589**	**(49,223)**	**(24,057)**	**(65,020)**
Current	(96,763)	(223,594)	(89,999)	(167,401)
Deferred	125,352	174,371	65,942	102,381
PROFIT SHARING	**(43,619)**	**(100,971)**	**(41,836)**	**(80,168)**
Management	(3,008)	(5,554)	(2,150)	(4,349)
Employees	(40,611)	(95,417)	(39,686)	(75,819)
NET INCOME BEFORE MINORITY INTEREST	**294,790**	**544,635**	**249,794**	**477,516**
MINORITY INTEREST	**(41,686)**	**(69,455)**	**(29,487)**	**(46,816)**
NET INCOME	**253,104**	**475,180**	**220,307**	**430,700**
Number of outstanding shares (Note 14a)	138,546,812,212	138,546,812,212	140,328,646,079	140,328,646,079
Net income per shares:R$	0.00183	0.00343	0.00157	0.00307

UNIBANCO

(Convenience translation into English from the original previously issued in Portuguese)

COMMENTS ON PERFORMANCE FOR THE QUARTER

To the Stockholders

Unibanco attained net income of R$475 million in the first half of 2002, a figure 10.2% greater than the results of the first half of 2001. These results were very positive, especially as they were achieved in a fairly unfavorable environment, influenced by the high volatility of the markets.

Contributed to this result strict cost control coupled with the success of the organic growth program, which achieved the figure of 1.5 million customers since October 2000, of which 905,000 in the last 12 months, with important impacts on revenues.

Maintaining its four-business structure (Retail Bank, Wholesale Bank, Insurance and Wealth Management), Unibanco implemented important changes in its organizational structure during the first half of the year, with a view to greater strategic alignment, synergies and cost effectiveness. The Capitalization Company was integrated into the structure of the Retail Bank, whereas the Private Bank, together with Unibanco Asset Management, made up a new unit named Wealth Management.

Below, we present a brief macroeconomic comment and Unibanco's main results and highlights during this half-year.

Macroeconomic Environment

The analysis of Brazil's main economic variables reveals that the economy underwent different situations during the last few months. The improved levels of confidence among businesses and consumers with the end of power rationing, coupled with the reduction of the Selic interest rate in February, were the main factors contributing to the gradual strengthening of the economy in the first quarter. Despite the recovery, Brazil's GDP fell by 0.7% relative to the same period last year.

On the external front, the perception that the fundamental aspects of the Brazilian economy were sounder and very different from Argentina's was essential for the Brazil risk to drop, in March, to the level of 700 base points above the US Treasury interest rate, whereas the exchange rate remained stable, at some R$2.30/US$.

In the second quarter, the deterioration of the international environment (the adjustment process of the US stock market in focus) and doubts regarding the economic policy of Brazil's next government, caused a greater foreign investors' aversion to risk. Brazil's risk level increased substantially and the exchange rate depreciated considerably, leading to the deterioration of expectations and an increase in future interest rates. The *real* stood at R$2.84/US$ at the end of June, having devalued by 22.4% during the first half of the year.

Inflation, as measured by the IPCA consumer price index, receded more sluggishly than expected and reached 2.9% during the first half of the year. The surge of inflationary pressure caused Brazil's Central Bank (Bacen) to put a stop to the process of reducing interest rates, initiated in February, with a view to maintaining inflation under control. Thus, the Selic interest rate, at the end of June, stood at the same level it had been at in March, 18.5% p.a. The maintenance of interest rates and credit delinquency at high levels affected the financial system's volume of credit, which rose by 4.8% in the quarter and 5.9% in the first six months of the year. Total credit granted by the private financial sector increased by 4.8% in the quarter and 4.0% in the first half of the year, whereas the public financial sector expanded its credit operations by 4.9% and 9.3%, respectively.

Brazil's external accounts posted a fairly positive performance in the first half of the year. The trade balance improved from a US$74 million deficit in the first semester of 2001 to a US$2.6 billion surplus in the same period in 2002.

Income, Stockholders' Equity and Dividends

Unibanco's net income during the first six months of the year reached R$475 million, 10.2% higher than the same period last year. Annualized return on average stockholders' equity was 16.0% for the first semester of 2002. Stockholders' equity on June 30, 2002 stood at R$ 6.3 billion, or a book value of R$45.20 per 1000 shares.

Earnings per 1000 shares were R$3.43 in the semester, 11.7% higher than the first half of 2001.

In July, Unibanco distributed R$160.0 million in dividends to its stockholders as an advance on the distribution of 2002 dividends. Such distribution represented a payout of 35.5% after setting aside 5% as legal reserve, above the 25% minimum payout required by the Brazilian Corporate Law and aligned with the bank's statutory payout of 35%.

COMMENTS ON PERFORMANCE FOR THE QUARTER

Assets and Liabilities

Unibanco's consolidated total assets reached R$63.3 billion in June 2002, representing a 11.9% Y-o-Y increase. R$26.3 billion of Unibanco's assets were loans, R$19.1 billion were marketable securities and derivative financial instruments - issued primarily by the federal government - and R$4.5 billion were interbank investments.

The portfolio of marketable securities at amortized cost reached a total of R$19.4 billion in June 2002, being 39.2% in trading assets, 32.0% in securities available for sale and 28.8% in securities held to maturity, as explained in detail in the notes to the financial statements.

In June 2002, the R$26.3 billion total loan portfolio increased by 3.6% over the semester and 8.1% Y-o-Y.

Unibanco's overall funding reached R$69.9 billion, including R$20.1 billion in investment funds and funds under management as of June 30, 2002, up 12% over the past twelve months. The deposit balance rose 44% Y-o-Y, and by 13% in the first six months of the year. Demand deposits increased by 13%, savings accounts by 5% and time deposits by 17.5%, reaching balances of R$2.7 billion, R$5.0 billion and R$13.7 billion, respectively. Both time and demand deposits rose primarily because of the migration from investment funds in the second quarter, due to the change of the rules for fixed income funds. It is important to recall that, in the second quarter, when this change was implemented, the increase in deposits was 2.6 times greater than fund migration.

The Basel capital adequacy ratio, in accordance with Central Bank guidelines, stood at 13.4% in June 2002, against 14.4% in June 2001, above the minimum required. Unibanco issued subordinated debt amounting to US$200 million in April 2002, which was included in the bank's capital base as Tier II.

Performance Overview

The revenues from financial intermediation reached R$6.3 billion in the semester, up 28.1% vs. the same period last year. Expenses from financial intermediation, in turn, reached R$3.5 billion and provisions for loan losses totaled R$1.0 billion. The revenues and expenses on financial intermediation were mostly affected by the foreign exchange fluctuation. Results from financial intermediation before provisions for loan losses totaled R$2.8 billion, a growth of 14% from the first half of 2001. Adjusted financial margin, after the net effect on investments abroad was 11.3% in the semester, 10.6% above the same period last year.

Revenues from services rendered reached R$1.2 billion in the first half (vs. R$1.0 billion in the same period in 2001), reflecting the progress of revenues from banking fees and commissions – the result of the customer base increase and the greater activation ratio, as well as of greater product penetration per customer – and also of the favorable performance posted by the credit card segment (revenues 28.4% higher than those obtained in the first half of 2001).

Administrative and personnel expenses reached R$2.0 billion in the first half, vs. R$1.9 billion in the same period in 2001. The 9.2% increase was slightly higher than the inflation of the period (7.7%) and is justified by the increase in the customer base and by the September 2001 collective bargaining agreement. The efficiency ratio of 54.1% improved substantially from 57.5% posted in the first semester last year.

Retail Bank

Unibanco's distribution network reached the end of June 2002 with 1,435 points of sale, as follows: 802 branches, 448 corporate-site branches, 77 in-store branches and 108 Fininvest stores.

In the semester, Unibanco acquired 456,000 new bank accounts through the ContAtiva Program, this figure being 17% higher than first semester last year. Thus, the goal up to June 2002 was surpassed by 24.2%. Launched in October 2000, this program seeks to gain 1.8 million new customers whose monthly income is higher than R$1,000 for the service network under the Unibanco brand until December 2003. The initial goal should be performed almost one year ahead of schedule. Adding to this achievement the current base of customers, savings account holders and retirees at the end of the semester, the bank totals 5.5 million customers.

Thus, the Retail Bank ended the first semester of 2002 with a total of 12.8 million clients, including account holders, savings account holders, retirees, clients from Fininvest and from the other consumer finance companies. Retail loan portfolio ended the semester with R$10.7 billion, representing a moderate growth of 3.2% in twelve months, especially in overdrafts, consumer credit and personal loans. Retail bank's demand deposits and savings accounts, of R$6 billion, grew by 3.4% in the semester and 11.0% Y-o-Y.

An innovative strategy for expanding funding was implemented, the **Investment Gallery**, a concept that combines, in a single structure, all the institution's investment products and services.

COMMENTS ON PERFORMANCE FOR THE QUARTER

In the credit card segment, **Credibanco - Cartão Unibanco** produced a net income of R$53 million for the half year, being R$36 million from the credit card business and R$17 million from Credibanco's business, with annualized ROAE of 36.7%. Further performance details follow:

R$ million

Financial Information	1S02	1S01	Change
Billings	2,133	1,812	18%
Average financed volume	364	289	26%
Net income (1)	53	36	48%
Business Information	**1S02**	**1S01**	**Change**
Total credit cards issued (thousands)	3,716	2,941	26%
Transactions (millions)	30	25	19%

(1) in 2001 includes Bandeirantes Adm. Cartões and Credibanco.

The growth in billings and average financed volume were due to the sector's good performance and to the bank's market share gains, which rose to 9.7%, up from 9.5%, according to data released by ABECS (the Brazilian Association of Credit Card and Service Companies).

Credicard and **Redecard**, affiliates also operating in the credit card segment, were ranked as the best company and the most profitable company, respectively, in EXAME magazine's 2001 issue of *Maiores e Melhores* (The Largest and Best Companies).

In the consumer finance segment, the partnerships and strategic alliances that Unibanco established last year generated good returns in the first six months of the year, with the companies adopting more prudent credit granting policies, due to the deterioration of the macroeconomic enviroment.

The main highlights are:

- **Fininvest** contributed R$27 million to Unibanco's bottom line in the semester, representing a 25.5% annualized ROAE. The company ended of the period with 1.2 billion in loans, 3.6 million active clients and 108 stores in the country's main markets.
- The **LuizaCred** consumer finance company, Fininvest subsidiary resulting from the Magazine Luiza partnership reached R$5.7 million in net income in 1S02 and annualized ROAE of 46.6% and R$156 million in loans. Magazine Luiza had 3.6 million clients, of which 941,000 are active.
- The **Investcred Unibanco bank,** joint venture with Globex - Ponto Frio, closed the semester with net income of R$8.2 million and annualized ROAE of 14.9%. The loan portfolio totaled R$575 million and the number of active customers reached 2.8 million.
- **Banco Dibens,** an association with the Verdi Group targeting the financing of vehicles, posted net income of R$18 million in the semester, with annualized ROAE of 22.9%. The bank ended the semester with a R$1.2 billion loan portfolio, and over 100,000 financing contracts.

Unibanco Capitalização's net income was R$22 million in the semester, presenting annualized ROAE of 16.7%. Gross revenues reached R$129 million in the semester, up 7.5% when compared to the same period last year.

Unibanco's marketing strategy was recognized through two **ADVB** (Brazilian Association of Marketing and Sales Executives) **Top of Marketing** awards, granted for the Unibanco.com and the new advertising campaign cases.

Wholesale Bank

The Wholesale Bank, which services 3,700 large and medium corporate clients, maintained leadership positions in the various markets it operates. Highlighted are:

Product	Ranking	Share %	Volume R$ million
Fixed Income Origination and Distribution	1st	20.0	1,000.0
BNDES Onlendings (Disbursements)	1st	10.7	561.5
BNDES-exim	1st	17.3	116.9

Sources: Anbid and BNDES

COMMENTS ON PERFORMANCE FOR THE QUARTER

The Wholesale Bank reached the end of June 2002 with total loans of R$15.8 billion, up 8.9% from June 2001. The portfolio growth in the semester was mostly affected by the exchange rate fluctuation in the period. Loans in June 2001 consisted of 38.6% in foreign trade financing, 29.4% in BNDES (Brazilian Development Bank) onlendings and 32% in other loans.

In the semester, two important long-term operations were completed, strengthening Unibanco's balance sheet: in April 2002, the issuance of subordinated debt, amounting to US$200 million (R$578 million), with a 10-year-term, and in May 2002, the securitization of receivables amounting to US$400 million (R$1.1 billion), paying an investor rate of quarterly Libor plus 0.57%, with a 7-year-term.

Regarding Project Finance, two deals were concluded in the semester in the energy sector: one for the ETEP - Empresa Paraense de Transmissão de Energia S.A., a concessionaire for the implementation of a transmission line between Tucuruí and Vila do Conde substations in the state of Pará, and the other for the EATE – Empresa Amazonense de Transmissão de Energia S.A., which was completed employing BNDES funds totaling R$488.2 million for a 13-year term. In other sectors, Unibanco was also the Lead Manager of the syndicated loan, structured as project finance, employing BNDES funds totaling R$31.3 million for a 9-year term, for the expansion of the co-generation plant situated in the Equipav facilities, and as financial advisor in the financing operation for 400 grain-transporting railway cars for Ferronorte, amounting to R$62.4 million. 90% of this sum is financed by FINAME over a 5-year term.

Insurance and Private Pension Plans

The Insurance and Private Pensions Plans businesses posted a net income of R$129 million in the first half of the year, with a 52.2% growth vs. the same period last year and annualized ROAE of 22.1%. Gross revenues reached R$1.2 billion, 29.4% higher than the same period last year and above the market growth up to June of 13.7%. According to June sector data released by the Insurance regulatory body (SUSEP) and by the National Association of Private Pension Funds (ANAPP), Unibanco's insurance companies ranked 4th, with 6.8% of market share in terms of insurance and private pension plans.

Technical reserves under management reached R$2.4 billion at the end of the period, up 20.1% over the same period last year. The combined ratio of the insurance companies in the semester was 99.3%, vs. a projected market average of 104.5%. The company maintained its top ranking relative to its main competitors as regards this indicator. The same ratio, under a broader concept, which includes financial revenues from technical reserves, reached 82.3%.

As regards the sale of Corporate Plans, according to official statistics released by ANAPP concerning the first semester, Unibanco AIG Previdência headed the period's ranking in terms of sales, with a volume of R$179 million, 37% ahead of the runner-up. The company services approximately 502,000 individual customers and 770 corporate clients.

Wealth Management

The Wealth Management segment comprises the asset management and private banking business, thus benefiting from the synergies between the two areas.

Subsidiary Unibanco Asset Management – UAM ended June 2002 with R$20.1 billion in assets under management, up 5.3% from June 2001. In the first half of the year, the investment funds industry as a whole posted a volume reduction of approximately R$21 billion, which migrated to other types of investment as a result of the new mark-to-market rule for pricing the funds' portfolios. These changes had been originally scheduled to take place in September 2002, but Brazil's Central Bank anticipated their implementation to May 31, 2002. UAM had already adopted, since March of this year, the strategy of speeding up the process of marking its securities to market, and in spite of the industry losses, UAM maintained its 4.6% market share.

The Private Banking area, by the end of June 2002, reached R$8.6 billion in funds under management, up 18.8% in six months.

Technology and the Internet

The challenge for Information Technology is to implement projects designed to enhance the quality of services provided to customers while also reducing costs. In line with this objective, Unibanco expanded in 20% its data processing infrastructure this semester, and also established a new communication structure for the operations desk, speeding up the servicing of customers in the foreign exchange market, retail banking and wholesale banking segments and resulting in high availability of servicing and improvement in the quality of the system.

COMMENTS ON PERFORMANCE FOR THE QUARTER

The user base of Unibanco's Internet Banking continued to grow. It reached 774,000 users, 26% above December 2001's 615,000 users. The number of transactions, in turn, reached 31.2 million, which represented a 35% growth relative to the first half of last year. Financial volume reached R$2.6 billion, 30% higher than that of the same period last year.

Unibanco implemented a new version of Internet Banking for corporations, making it easier for client companies to access products and services and offering new resources that allows for the gradual replacement of the old 30 Hours PC banking service. The new services enable the online connection of companies to products and services, such as receivables (collections, automatic control of checks), payables (suppliers and payroll), loans and financing, financial investments and insurance, reducing costs of customer service and integrating convenience to clients.

Brazilian Payments System (SPB)

Unibanco successfully began operating according to the New Brazilian Payments System (SPB – Sistema de Pagamentos Brasileiro) on April 22, 2002. One of the novelties that came along with the new SPB was the Available Electronic Transfer (Transferência Eletrônica Disponível - TED), a new electronic funds transfer mode. As a protective measure, the financial market agreed to initially increase the minimum amount of funds transfers in the new electronic mode to R$5 million (limit changed to R$1 million in May), thereby substantially reducing the number of operations when the new system was introduced. From July 29 this figure was reduced to R$5,000 making all the SPB functions fully available to customers. Unibanco monitored the subject from the very start and took active part in the discussions and work groups organized by the Central Bank and class entities concerning the restructuring of the SPB, including the development of the new clearings. Given the project's complexity, several areas were involved with total investment of R$18 million. Sales force employees were given specific training and lectures, besides institutional communication. As for customers, information was provided by means of account statements, explanatory booklets and dedicated publications, as well as through the bank's website and meetings with groups of corporate customers.

Unibanco Pessoas (Human Resources)

In 2002, the combination of hiring, developing and retaining talent continued to be the backbone of Unibanco's human resources objectives. The aggressive customer base growth, technological progress in all activities and the multiplicity of functions further increased the qualification requirements for Unibanco staff. At the end of the first semester, the group had 27,808 employees, vs. 29,704 in December 2001.

Risk Management

Market risks are assessed daily by an independent area, through collecting and mapping the positions of financial instruments (Commercial Bank and Trading portfolios) and by surveying market risk factors: interest rates, foreign exchange rates and the price of stocks and commodities, all of which are then processed according to the Value-at-Risk method.

Concerning Credit Risk Management, Unibanco develops portfolio management instruments capable of consolidating credit risks, capital requirements and the establishment of prudent limits, which provide management with greater assurance. Additionally, methodologies were included for the analysis of the rating models of the Wholesale Bank, and of the credit scoring of the Retail bank, checking adherence and simulating stress scenarios.

Meeting the international market's best practices requirements as well as domestic regulations of the Brazilian financial market, Unibanco implemented an Internal Controls System that is accessible to all the areas of the Conglomerate and available, since 2000, on the Intranet. This system provides a periodic evaluation whereby managers themselves, in conjunction with professionals from the risk area, identify their exposures and assess the effectiveness of the existing controls in their units.

Corporate Governance

Unibanco's senior administrative body is the Board of Directors, constituted by four members. Reporting to the Board are the executive directors, whose twenty members are elected annually by the Board. The Board of Directors establishes Unibanco's policies and strategies, which are then implemented by the executive directors. Along with the executive directors, other committees have been formed to integrate and oversee the Group's management structure. The main committees are: Policy and Strategy Committee (CPE) - formed by the four members of the Board of Directors, plus the Chief Financial Officer and the presidents of the Retail and Wholesale Banks – and Specific Committees such as Finance Committee, Audit Committee, Risk Committee, Ethics Committee, Money Laundering Prevention Committee, Retail and Wholesale Executive Committees, among others.

In July 2002, the Boards of Directors of Unibanco and of Unibanco Holdings formalized their Corporate Announcement Policy, as required by the new Brazilian Securities Commission (CVM) regulation ICVM 358/2002. The policy standardizes the internal procedures for releasing corporate announcement, making the Announcement Committee official. This committee is comprised of directors who are on the Boards of the two companies. The communication is centralized in the Investor Relations Directors, reiterating the relevance of their corporate role. For further details, the policy can be found in the Unibanco Investor Relations Site - www.unibanco.com, under Policies and Manuals.

Social Responsibility

All of Unibanco's activities geared toward adding value for the stockholder were carried out in the light of advanced concepts of social responsibility, with efforts concentrated in the fields of culture, education, healthcare, environment and volunteer work. The recognition of these efforts is found in some of the awards received in 2002: the **Social Responsibility Marketing Best** and the **SuperAção Social** (Social Surpassing) award.

In the first half of the year, Unibanco Ecologia opened five new environmental centers: Vitória, Recife, Florianópolis, Goiânia and Brasília. Non-for-profit entities from these cities also benefted from the donation of funds.

Unibanco made contributions during this semester to charitable institutions and entities in the fields of healthcare and education, including: the Akatu Institute, the Abrinq Foundation (children), Santa Casa de Misericórdia (hospital), APAE -Poços de Caldas (disabled individuals), and the Association of the Friends of Muscular Dystrophy Sufferers (Ribeirão Preto/SP). In the cultural field, Unibanco, by means of Moreira Salles Institute and Unibanco Cinema Spaces, sponsored several events, of which the following stand out: Pierre Verger Foundation, and the movie films *"O Príncipe"* (The Prince) and "Netto perde sua alma" (Netto losts his soul)".

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR
FINANCIAL INSTITUTION

DATE - JUNE 30, 2002

Corporate Legislation

IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01158-4	UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.	33.700.394/0001-40

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED	3 - CNPJ	4 - CLASSIFICATION	5 - % STOCKHOLDERS' INVESTMENT	6 - % STOCKHOLDERS' EQUITY OF UNIBANCO
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Thousand)		9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Thousand)	
01	UNIBANCO - REPRESENTAÇÃO E PARTICIPAÇÕES LTDA.	50.654.920/0001-00	NON LISTED SUBSIDIARY COMPANY	99.89	18.92
INDUSTRIAL, COMMERCIAL AND OTHERS		834,589		613,350	
02	UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD.	50.654.920/0001-00	NON LISTED SUBSIDIARY COMPANY	90.84	19.64
INDUSTRIAL, COMMERCIAL AND OTHERS		1,322		1,322	

114

UNIBANCO

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE 01158-4	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. DATE – JUNE 30, 2002 QUARTERLY INFORMATION	FINANCIAL INSTITUTION Corporate Legislation

OTHER MATERIAL INFORMATION FOR THE COMPANY

The following informations were elaborated as from June 30, 2002

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect.

Shareholders	Shareholders' nationality	Common shares/quotas Quantity	%	Preferred shares Quantity	%	Total Quantity	%
Unibanco – União de Bancos Brasileiros S.A.							
- Unibanco Holdings S.A.	Brazilian	72,995,091,491	96.59	10,413,237,556	15.94	83,408,329,047	59.20
- Treasury stock		-	-	2,339,021,106	3.58	2,339,021,106	1.66
- Other		2,573,652,858	3.41	52,564,830,307	80.48	55,138,483,165	39.14
Total		**75,568,744,349**	**100.00**	**65,317,088,969**	**100.00**	**140,885,833,318**	**100.00**
Unibanco Holdings S.A.							
- E. Johnston Repres. e Part. S.A.	Brazilian	24,777,810,577	66.72	133,447,680	0.28	24,911,258,257	29.54
- Caixa Brasil SGPS, S.A.	Portuguese	3,713,843,587	10.00	6,758,000,000	14.32	10,471,843,587	12.42
- Commerzbank Aktiengesellschaft	German	3,335,935,602	8.98	6,315,541,338	13.38	9,651,476,940	11.44
- The Daí-Ichi Kangyo Bank Ltd.	Japanese	2,287,912,752	6.16	-	-	2,287,912,752	2.71
- Treasury stock		-	-	922,147,249	1.95	922,147,249	1.09
- Other		3,022,933,355	8.14	33,062,904,156	70.07	36,085,837,511	42.80
Total		**37,138,435,873**	**100.00**	**47,192,040,423**	**100.00**	**84,330,476,296**	**100.00**
E. Johnston Repres. e Part. S.A.							
- E. Johnston Participações Ltda.	Brazilian	13,785,728,606	85.52	91,506,010	3.12	13,877,234,616	72.82
- Fernando Roberto Moreira Salles	Brazilian	584,177,679	3.62	-	-	584,177,679	3.07
- Walther Moreira Salles Júnior	Brazilian	584,177,679	3.62	-	-	584,177,679	3.07
- Pedro Moreira Salles	Brazilian	584,177,679	3.62	1	-	584,177,680	3.07
- João Moreira Salles	Brazilian	584,177,679	3.62	-	-	584,177,679	3.07
- Treasury stock		-	-	401,220,861	13.68	401,220,861	2.10
- Other							
Total		-	-	2,440,062,744	83.20	2,440,062,744	12.80
		16,122,439,322	**100.00**	**2,932,789,616**	**100.00**	**19,055,228,938**	**100.00**
E. Johnston Participações Ltda.							
- Fernando Roberto Moreira Salles	Brazilian						
- João Moreira Salles	Brazilian	109	25.00	-	-	109	25.00
- Pedro Moreira Salles	Brazilian	109	25.00	-	-	109	25.00
- Walter Moreira Salles Júnior	Brazilian	109	25.00	-	-	109	25.00
Total		109	25.00	-	-	109	25.00

(b) The characteristics and the quantity of securities issued by Unibanco – União de Bancos Brasileiros S.A. that are direct or indirect held by the majority shareholder (Unibanco Holdings S.A.), the Directors and the Executive Officers:

	Quantity of shares/units/gds			
	Investments in Unibanco		Preferred (UBB) + Preferred class "B" (Holdings)	
	ON	PN	UNITS	GDS
Controller Shareholders	72,995,091,491	10,413,237,556	-	-
Directors	11,660	-	116,996,236	-
Executive Officers	-	1,000,000	61,879,743	-

115

OTHER MATERIAL INFORMATION FOR THE COMPANY

(c) Changes in the direct and indirect ownership hold by the majority shareholder, the Directors and the Executive Officers, since June 30, 2001 :

	Quantity of shares/units/gds			
	Investments in Unibanco		Preferred (UBB) + Preferred class "B" (Holdings)	
	ON	PN	UNITS	GDS
Controller shareholders	-	(689,483,865)	-	-
Directors	-	-	40,036	-
Executive Officers	-	(3,000,000)	(9,581,853)	-

(d) Quantity of outstanding shares and its percentage related to the issued total shares.

ON	%	PN	%	Total	%
2,573,652,858	3.41	52,564,830,307	80.48	55,138,483,165	39.14